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FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA INDEX

Filed pursuant to Rule 424(b)(1)
Registration No. 333-162486

PROSPECTUS

$34,000,000

GOLDEN MINERALS COMPANY

4,000,000 Shares
Common Stock

          We are offering 3,652,234 shares of common stock and the selling stockholder named in this prospectus is offering 347,766 shares (the "Offering"). We will not receive any proceeds from the sale of shares by the selling stockholder.

          This is a public offering of our common stock. Our common stock currently trades in interdealer and over-the-counter transactions, and price quotations have been available in the "pink sheets" under the symbol "GDMN". The last sale price for our common stock on March 18, 2010, as reported by The Pink Sheets LLC at www.pinksheets.com, was $9.00 per share. Our common stock is also listed on the Toronto Stock Exchange (the "TSX") under the symbol "AUM". The closing price for our common stock on March 18, 2010, as quoted on the TSX was Cdn$9.00. The public offering price per share is $8.50.

          Sentient Global Resources Fund III, LP and SGRF III Parallel I, LP (collectively, "Sentient") together hold 19.9% of our outstanding common stock (excluding outstanding restricted stock held by our employees). Sentient has the right to purchase from us a number of shares of our common stock concurrent with the public offering such that Sentient will continue to hold the same percentage of our outstanding common stock after closing of the Offering, including the over-allotment option, as it held before such closing. Sentient has indicated to us that it intends to exercise its right in full. However, we do not currently have a binding commitment from Sentient to purchase any shares. Any shares purchased by Sentient will be sold outside the United States pursuant to Regulation S under the U.S. Securities Act of 1933, as amended.

          Prior to this Offering, our common stock is not listed on any U.S. national securities exchange. We have applied to list our common stock on the NYSE Amex LLC ("Amex") under the symbol "AUMN". Listing our common stock on the Amex will be subject to meeting the minimum listing requirements of the Amex.

          Investing in our common stock involves risks. See "Risk Factors" beginning on page 8 of this prospectus.

	Per Share	Total Proceeds
Public offering price	$8.50	$34,000,000
Underwriting discount	$0.57	$2,295,000
Proceeds, before expenses, to us	$7.93	$28,948,520
Proceeds, before expenses, to the selling stockholder	$7.93	$2,756,480

          We have granted the underwriters (the "Underwriters") an option to purchase from us, at a price equal to the public offering price, less the underwriting discount, up to an additional 600,000 shares of common stock, to cover over-allotments, if any, for up to 30 days following the date of this prospectus. See "Underwriting" in this prospectus.

          Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

          The Underwriters expect the shares will be available for delivery in book-entry form through the facilities of The Depository Trust Company at closing, which is anticipated to be on or about March 24, 2010.

Dahlman Rose & Company	Canaccord Financial Ltd.

Rodman & Renshaw, LLC

The date of this prospectus is March 18, 2010

        You should rely only on the information contained in this prospectus. Neither the Underwriters nor we have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither the Underwriters nor we are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

        The following is a summary of the principle features of this distribution and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock and is qualified in its entirety by the information contained elsewhere in this prospectus. You should read the entire prospectus carefully, especially the matters discussed under "Risk Factors," and the financial statements and related notes included in this prospectus, before deciding to invest in our common stock.

        All references to "Golden Minerals," "our," "we," or "us" are to Golden Minerals Company, including its subsidiaries and predecessors, except where it is clear that the term refers only to Golden Minerals Company. Many of the terms used in our industry are technical in nature. We have included a glossary of some of these terms beginning at page A-1. References in the prospectus to "$" are to U.S. dollars. References to "Cdn$" are to Canadian dollars. Unless we specifically state otherwise, all information in this prospectus assumes no exercise by the Underwriters of their over-allotment option.

 Our Business

Overview

        We are a mineral exploration and mining services company with a diversified portfolio of precious metals and other mineral exploration properties located in or near certain traditional precious metals producing regions of Mexico and South America. Our management team is comprised of experienced mining professionals with extensive expertise in mineral exploration, mine construction and development, and mine operations. We are based in Golden, Colorado and maintain exploration offices in Argentina, Mexico and Peru.

        We are currently focused on the advancement of our 100% controlled El Quevar silver project in northwestern Argentina. From the inception of our exploration activities in 2004 through December 31, 2009, we have spent approximately $12.8 million on exploration and related activities at El Quevar. Based on an independent technical report completed in January 2010, there are an estimated 866,000 tonnes of mineralized material at an average silver grade of approximately 412 grams per tonne at El Quevar. See "Business and Properties — El Quevar — Geology and Mineralization." The mineralized material estimate in the January 2010 technical report reflects an increase of approximately 180% compared to a similar technical report issued in October 2009. We are engaged in additional drilling, metallurgical analysis, permitting, and other advanced exploration work at El Quevar as well as the preparation of a feasibility study.

        In addition to El Quevar, we own or control a portfolio of approximately 35 exploration properties located in Mexico and South America. Our 100% controlled Zacatecas silver and base metals project in Mexico is at an intermediate stage of exploration, with four separate target areas on which we are currently conducting exploration activities, including drilling at the Pánuco target. We are also conducting drilling programs to explore several of our other projects, including Elisa de Bordos in Chile.

        Our team of mining professionals also provides mine management services. We currently manage the San Cristóbal silver, zinc and lead mine in Bolivia for Sumitomo Corporation ("Sumitomo").

Company History

        We were incorporated in Delaware in March 2009 and are the successor to Apex Silver Mines Limited ("Apex Silver") for purposes of reporting under the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). In January 2009, Apex Silver and its wholly-owned subsidiary, Apex Silver Mines Corporation, filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code. In connection with its Joint Plan of Reorganization (the "Plan"), Apex Silver sold its interest in the

San Cristóbal mine to Sumitomo. Substantially all of Apex Silver's remaining assets, including its various subsidiaries that hold the interests in our portfolio of exploration properties, were assigned to us.

Our Competitive Strengths and Business Strategy

        Our business strategy is to discover, build and operate our own mines and our current primary focus is on advancing the El Quevar project and our five target projects in Latin America. We believe we are well positioned to implement this strategy for the reasons described below.

  •
  Experienced Management Team.    We are led by a team of mining professionals with over 160 years of combined experience in exploration, project development, construction and operations all over the world. Members of our management team have held senior positions at various large mining companies including Cyprus Amax Minerals Company, Phelps Dodge Corporation, Inco Limited, Homestake Mining Company and Kinross Gold Corporation. Our executive team has proven ability to manage large projects in challenging environments, as evidenced by our successful development, construction and continued operation of the San Cristóbal mine in Bolivia. The San Cristóbal mine, which we currently manage on behalf of Sumitomo, cost approximately $1.0 billion to develop and construct, and is one of the largest silver, zinc and lead mines in the world. We seek to leverage the experience and skill of our management team by providing mine management services.

  •
  El Quevar Advanced Exploration Project.    Our most advanced exploration project, the El Quevar project, is located in the Salta Province in Argentina, a jurisdiction that has established protocols for, and has historically been receptive to, mining investment. The project is situated in an advantageous location, with nearby infrastructure, including natural gas and power, and no community in the immediate vicinity. Based on our exploration work to date, the Yaxtché zone, one of 13 currently identified target areas, appears to be a relatively high grade silver deposit. We also have significant opportunity for expansion as we solely control 19 concessions totaling approximately 64,000 hectares in addition to the concession on which the Yaxtché deposit is located.

  •
  Broad Exploration Portfolio.    In addition to El Quevar, we control a portfolio of approximately 35 exploration properties primarily in certain traditional precious metals producing regions of Argentina, Chile, Mexico and Peru, including several focus properties in the Zacatecas state of Mexico. We have been successful at generating value from the sale or farm-out for cash, stock and/or royalties of certain properties that do not meet our minimum economic requirements for potential advancement.

  •
  Simple Capital Structure.    We do not have any debt, and as of December 31, 2009 we had $8.6 million in cash. Upon the completion of the Offering at the public offering price of $8.50 per share, we estimate that our net cash proceeds will be approximately $35.3 million, assuming Sentient exercises its pre-emptive right in full but that the Underwriters' over-allotment option is not exercised. While Sentient has indicated to us that it intends to exercise its right in full, we do not currently have a binding commitment from Sentient to purchase any shares. See "Use of Proceeds." In addition, we anticipate that we will receive approximately $6.0 million in net cash flow from our existing management services agreement during 2010. Other than warrants held by Hochschild Mining plc ("Hochschild") for the purchase of 300,000 shares at an exercise price of $15.00, we do not have any options, warrants or other convertible securities outstanding.

Corporate Information

        Our principal executive offices are located at 350 Indiana Street, Suite 800, Golden, Colorado 80401, and our telephone number is (303) 839-5060.

Recent Developments

Hochschild Transaction

        On January 7, 2010, we completed a transaction with MH Argentina S.A., a wholly owned subsidiary of Hochschild, pursuant to which we acquired Hochschild's 35% interest in Minera El Quevar S.A. ("Minera El Quevar"), an Argentine company in which we held the other 65% interest. Minera El Quevar controls approximately 10,000 hectares of the 64,000 hectare El Quevar project, including the Yaxtché target area. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Hochschild Transaction".

Sentient Investment

        On January 7, 2010, we completed a private placement with Sentient, an independent private equity firm in the global resources industry with approximately $1.3 billion under management. In the private placement, we sold to Sentient a total of 844,694 shares of our common stock at a price of Cdn$7.06 per share. Sentient became our largest stockholder, holding 19.9% of our outstanding common stock (excluding outstanding restricted stock held by our employees). The offer and sale of our common stock to Sentient were exempt from registration under the U.S. Securities Act of 1933, as amended, pursuant to Regulation S thereunder. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Sentient Investment".

The Offering

        The following is a brief summary of certain terms of this Offering and is not intended to be complete. It does not contain all of the information that will be important to investors in our common stock. For a more complete description of our common stock, see the section entitled "Description of Capital Stock" in this prospectus.

Issuer:	Golden Minerals Company
Common stock offered by Golden Minerals:	3,652,234 shares
Common stock offered by selling stockholder:	347,766 shares
Offering:	This Offering is being made concurrently in the U.S. and in Canada in the provinces of Ontario, Alberta, and British Columbia. We may also make offers on a private placement basis in Canada and may do so in other jurisdictions where permitted under applicable law.
Over-allotment option:	We have granted to the Underwriters an over-allotment option to purchase up to 600,000 additional shares of our common stock at the public offering price, less the underwriting discount. The option may be exercised in whole or in part at any time within 30 days following the date of this prospectus.
Concurrent offering to Sentient:	Under the terms of the purchase agreement with Sentient, Sentient has the right to purchase a number of shares of common stock concurrent with the public offering such that Sentient will continue to hold the same percentage of outstanding common stock of Golden Minerals (excluding outstanding restricted stock held by our employees) after closing of the Offering, including the over-allotment option, as it held before such closing. Sentient may purchase from us up to 905,065 shares of common stock (1,053,751 shares if the over-allotment option is exercised in full) at the public offering price. This concurrent offering to Sentient is being made pursuant to a long form prospectus in Canada in the provinces of Ontario, Alberta, and British Columbia, and outside the United States pursuant to Regulation S under the U.S. Securities Act of 1933, as amended. Sentient has indicated to us that it intends to exercise in full its pre-emptive right concurrent with the Offering to maintain its percentage of the outstanding common stock of Golden Minerals. However, we do not currently have a binding commitment from Sentient to purchase any shares.
Common stock outstanding:	Prior to the Offering, we had 4,483,309 shares of common stock outstanding.(1)
Following the offering, we will have 9,040,608 shares of common stock outstanding if Sentient elects to purchase all of the shares which it is entitled to purchase, and 8,135,543 shares of common stock outstanding if Sentient does not elect to purchase such shares.(1)(2)
Use of proceeds:	We estimate that our net proceeds from this Offering, based on the public offering price of $8.50 per share, after deducting the underwriting discount and estimated offering expenses, will be approximately $35.3 million if Sentient elects to purchase all of the shares which it is entitled to purchase, and approximately $27.8 million if Sentient does not elect to purchase such shares.(3)

We expect to use approximately $30.0 million of the net proceeds for the advancement of the El Quevar project, including the construction of an underground development and exploration drift, preparation of a feasibility study, and commencement of development and construction if the results of the feasibility study are favorable, approximately $5.0 million to advance our portfolio of exploration properties through 2010, and the remaining net proceeds for general working capital. See "Use of Proceeds" in this prospectus.
We will not receive any proceeds from the sale of shares of our common stock by the selling stockholder.
Market for our common stock:	Our common stock currently trades in interdealer and over-the-counter transactions, and price quotations have been available in the "pink sheets" under the symbol "GDMN". Our common stock is also listed on the Toronto Stock Exchange under the symbol "AUM". We have applied to list our common stock on the Amex under the symbol "AUMN".
Risk factors:	An investment in our common stock is subject to a number of risks. Risk factors relating to our company include the success of our El Quevar project in Argentina, our need for substantial additional financing in order to develop the El Quevar project, the services of our key executives, our exploration success, prices of precious metals, our successful management of the San Cristóbal mine, permitting, operations in developing countries, title defects, foreign government action, mining hazards, changing laws and competition. Risk factors relating to our common stock include market price volatility, possible future sales activity, unlikelihood of future dividend payments, and potential dilution. You should carefully consider the information under the heading "Risk Factors" and all other information included in this prospectus before deciding to invest in our common stock.

(1)
Includes 230,000 shares of restricted common stock outstanding under our 2009 Equity Incentive Plan. Does not include 25,000 shares of common stock reserved for issuance under the 2009 Equity Incentive Plan in exchange for restricted stock units issued to our non-employee directors under the terms of our Non-Employee Directors Deferred Compensation and Equity Award Plan.

(2)
If the over-allotment option is exercised in full, 9,789,294 shares of common stock will be outstanding after this offering assuming Sentient elects to purchase all of the shares which it is entitled to purchase, and 8,735,543 shares of common stock will be outstanding assuming Sentient does not elect to purchase such shares.

(3)
If the over-allotment option is exercised in full, we estimate that our net proceeds from this Offering would be approximately $41.2 million, assuming Sentient elects to purchase all of the shares which it is entitled to purchase, and approximately $32.6 million if Sentient does not elect to purchase such shares.

 SELECTED CONSOLIDATED FINANCIAL DATA

        The selected consolidated financial data for the period ended December 31, 2009 has been derived from our audited financial statements for that period. We emerged from Apex Silver's Chapter 11 proceedings on March 24, 2009. Accordingly, the data provided below for the period March 25, 2009 through December 31, 2009 represents the consolidated financial data for Golden Minerals and the data prior to March 25, 2009 represents the consolidated financial data for our predecessor, Apex Silver. The selected consolidated financial data of Apex Silver for the years ended December 31, 2008, 2007, and 2006 are derived from Apex Silver's audited consolidated financial statements. The selected consolidated financial data of Apex Silver for the year ended December 31, 2005 was derived from our historic financial records. The financial information for all periods presented, except for the period ended December 31, 2009, has been revised for the retrospective adoption of FASB Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51" ("FAS No. 160") and to reflect the San Cristóbal mine activity as discontinued operations. In addition, the amounts included as revenue have been reclassified from a net reduction of operating expenses for all predecessor periods presented. No amounts in the cash flow data have been reclassified. Amounts on the balance sheet formerly labeled minority interest are now referred to as noncontrolling interest and are included as a component of equity (deficit). Our financial statements are reported in U.S. dollars and have been prepared in accordance with generally accepted accounting principles in the United States. The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

	The Year Ended December 31, 2009
	For The Period March 25, 2009 Through December 31, 2009	For The Period January 1, 2009 Through March 24, 2009	The Year Ended December 31,
			2008	2007	2006	2005
	(Successor)	(Predecessor)
	(in thousands, except per share amounts)
Statement of Operations:
Revenue	$11,067	$1,350	$5,400	$5,400	$2,640	$143
Operating expenses	(27,090)	(11,080)	(46,124)	(36,163)	(28,386)	(23,173)
Other income (expense), net(1)	(3,285)	253,516	(28,392)	(19,567)	14,602	13,682

Net loss from continuing operations before income taxes	(19,308)	243,786	(69,116)	(50,330)	(11,144)	(9,348)
Income taxes	(968)	(165)	(618)	(879)	(749)	(379)

Net income (loss) from continuing operations	(20,276)	243,621	(69,734)	(51,209)	(11,893)	(9,727)
Loss from discontinued operations(2)	—	(4,153)	(166,625)	(24,634)	(510,465)	(57,327)

Net loss	(20,276)	239,468	(236,359)	(75,843)	(522,358)	(67,054)
Net income (loss) attributable to noncontrolling interest(3)	—	(7,869)	118,122	87,399	8,813	16

Net income (loss) attributable to shareholders	$(20,276)	$231,599	$(118,237)	$11,556	$(513,545)	$(67,038)

Net income (loss) per Common Stock / Ordinary Share — basic
Net income (loss) from continuing operations attributable to shareholders	$(6.78)	$4.13	$(1.18)	$(0.87)	$(0.21)	$(0.20)
Net income (loss) from discontinued operations attributable to shareholders	—	(0.20)	(0.82)	1.07	(8.88)	(1.18)

Net income (loss) attributable to shareholders	$(6.78)	$3.93	$(2.01)	$0.20	$(9.09)	$(1.38)

	The Year Ended December 31, 2009
	For The Period March 25, 2009 Through December 31, 2009	For The Period January 1, 2009 Through March 24, 2009	The Year Ended December 31,
			2008	2007	2006	2005
Net income (loss) per Common Stock
Ordinary Share — diluted
Net loss from continuing operations attributable to shareholders	$(6.78)	$(0.06)	$(1.18)	$(0.87)	$(0.21)	$(0.20)
Net income (loss) from discontinued operations attributable to shareholders	—	(0.17)	(0.82)	1.07	(8.88)	(1.18)

Net income (loss) attributable to shareholders	$(6.78)	$(0.23)	$(2.01)	$0.20	$(9.09)	$(1.38)

Weighted average Common Stock / Ordinary Shares outstanding — basic	2,989,562	59,000,832	58,947,025	58,714,935	56,498,416	48,615,586

Weighted average Common Stock / Ordinary Shares outstanding — diluted	2,989,562	69,171,400	58,947,025	58,714,935	56,498,416	48,615,586

Cash Flow Data:
Net cash used in operating activities	$(23,247)	$(13,849)	$(139,554)	$(166,029)	$(70,727)	$(24,338)
Net cash provided by (used in) investing activities	$6,197	$43,043	$(95,842)	$40,254	$(223,012)	$(1,869)
Net cash provided by (used in) financing activities(4)	$—	$(37,297)	$228,383	$116,671	$338,771	$3,275
			At December 31,
	At December 31, 2009
			2008	2007	2006	2005
Balance Sheet Data:
Total assets	$21,700		$606,347	$1,324,911	$1,270,096	$780,511
Long term liabilities	$651		$73,504	$1,040,098	$1,278,474	$467,743
Noncontrolling interest	$794		$150,792	$—	$40	$34
Parent company's shareholder's equity (deficit)	$17,764		$(199,080)	$(84,101)	$(103,290)	$227,229

(1)
The predecessor period ended March 24, 2009 includes a $248.2 million gain from extinguishment of debt and a $9.1 million fresh start accounting gain both related to the reorganization and emergence from Chapter 11 bankruptcy.

(2)
Amounts shown for the years ended December 31, 2008, 2007, 2006 and 2005 include gains and losses related to Apex Silver's open metals derivative positions, including realized cash losses related to the settlement of the positions during 2008 and 2007 and unrealized mark-to-market gains and losses during 2008, 2007, 2006 and 2005. The 2008 amount also includes a $63.1 million gain related to the sale of our retained interest in Sumitomo's share of future silver and zinc production from the San Cristóbal mine. The 2006 amount also includes a $199.6 million gain related to the sale to Sumitomo of a 35% interest in the subsidiaries that own and operate the San Cristóbal mine.

(3)
In accordance with generally accepted accounting principles in the United States at the time, we did not allocate losses to the noncontrolling interest in excess of the minority owner's recorded interest in the subsidiary and at December 31, 2007 and 2006, we had absorbed approximately $23.6 million and $98.8 million of losses, respectively, that normally would have been allocated to the noncontrolling interest. During 2008 and 2007, $23.6 million and $75.2 million of the losses previously absorbed were recouped and included in noncontrolling interest in losses of consolidated subsidiaries for the respective periods. See Note 18, "Noncontrolling Interests," in our Consolidated Financial Statements.

(4)
The 2008 amount includes $150.0 million of funding by Sumitomo directly to Apex Silver's San Cristóbal mine. The 2007 amount includes $45.0 million of borrowings under Apex Silver's project finance facility. The 2006 amount includes $180.0 million of borrowings under the project finance facility and $156.8 million of net proceeds from the sale of ordinary shares of Apex Silver.

RISK FACTORS

        A purchase of our shares of common stock is speculative and involves a high degree of risk. You should carefully consider the risks described below, as well as the other information contained in this prospectus before making a decision to invest in our common stock.

Risks related to our business

  We expect to incur operating losses at least through 2010 and our profitability in the foreseeable future depends entirely on the success of the El Quevar project, which has not been shown to contain proven or probable reserves.

        We have a history of losses and we expect that we will continue to incur operating losses unless and until such time as our El Quevar project in Argentina or another of our exploration properties enters into commercial production and generates sufficient revenue to fund continuing operations. We are focused primarily on the advancement of El Quevar.

        Neither the El Quevar project, nor any of our other properties, has been shown to contain proven or probable reserves and expenditures made in the exploration of our properties may not result in discoveries of commercially recoverable quantities of ore. Most exploration projects do not result in the discovery of commercially mineable deposits of ore and we cannot assure you that any mineral deposit we identify will qualify as an ore body that can be legally and economically exploited or that any particular level of recovery of silver from discovered mineralization will in fact be realized.

        Chlumsky, Armbrust & Meyer, LLC ("CAM") completed a technical report on the El Quevar property, which indicates the presence of "mineralized material." See "Business and Properties — El Quevar — Geology and Mineralization." Mineralization figures based on estimates made by geologists are inherently imprecise and depend on geological interpretation and statistical inferences drawn from drilling and sampling that may prove to be unreliable. We cannot assure you that these estimates will be accurate or that proven and probable reserves will be identified at El Quevar or any of our other properties. Even if we establish the presence of reserves at a project, the economic viability of the project may not justify further exploitation. We currently plan to spend approximately $30.0 million on the advancement of El Quevar prior to establishing the economic viability of the project in a technical report compliant with National Instrument 43-101 of the Canadian Securities Administrators ("NI 43-101"). See "Use of Proceeds". There can be no assurance that such expenditures will demonstrate the economic viability of the project.

        Estimates of reserves, mineral deposits and production costs can also be affected by such factors as governmental regulations and requirements, fluctuations in metals prices or costs of essential materials or supplies, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results, sampling, feasibility studies or technical reports. Short term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Silver or other minerals recovered in small scale laboratory tests may not be duplicated in large scale tests under on-site production conditions.

  We will need substantial additional financing to advance the El Quevar project and we may not be able to obtain such financing.

        If the El Quevar project proceeds to development and construction, we anticipate that we will need to raise additional capital during 2010. We currently estimate that at least an additional $65.0 to $85.0 million would be required following completion of the feasibility study anticipated in the fourth quarter 2010. The actual amount required could vary substantially from this estimate based on the final results of the feasibility study. This estimate is part of an internal study prepared under the direction of Robert Blakestad, our Senior Vice President, Exploration and a Qualified Person as defined in NI 43-101, and is not supported by a technical report compliant with NI 43-101. We do not have a credit agreement in place and believe that securing credit will be difficult given our limited history and continuing constraints on global credit markets. We cannot assure you that we will be able to obtain the necessary financing for the project on favorable terms or at all. Failure to obtain sufficient financing may also result in the delay or indefinite postponement of exploration activities at our other properties.

  We depend on the services of key executives.

        Our business strategy is based on leveraging the experience and skill of our management team. We are dependent on the services of key executives including Jeffrey Clevenger, Robert Blakestad, Robert Vogels and Jerry Danni. We are also dependent on the management services provided by Terry Owen. Due to our relatively small size, the loss of any of these persons or our inability to attract and retain additional highly skilled employees may have a material adverse effect on our business, our ability to maintain and grow our mine services business, as well as our ability to manage and succeed in our exploration activities.

  The exploration of mineral properties is highly speculative in nature, involves substantial expenditures and is frequently non-productive.

        Our future growth and profitability will depend, in large part, on our ability to identify and acquire additional mineral rights, and on the costs and results of our continued exploration programs. Competition for attractive mineral exploration properties is intense. Our strategy is to identify reserves through a broad program of exploration. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

  •
  establish ore reserves through drilling and metallurgical and other testing techniques;

  •
  determine metal content and metallurgical recovery processes to extract metal from the ore;

  •
  determine the feasibility of mine development and production; and

  •
  construct, renovate or expand mining and processing facilities.

        If we discover ore, it usually takes several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of a project may change because of increased costs, lower metal prices or other factors. As a result of these uncertainties, we may not successfully acquire additional mineral rights, or our exploration programs may not result in proven and probable reserves at all or in sufficient quantities to justify developing any of our exploration properties.

        The decisions about future development of projects will be based primarily on feasibility studies, which derive estimates of reserves, operating costs and project economic returns. Estimates of economic returns are based, in part, on assumptions about future metal prices and estimates of average cash operating costs based upon, among other things:

  •
  anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;

  •
  anticipated recovery rates of silver and other metals from the ore;

  •
  cash operating costs of comparable facilities and equipment; and

  •
  anticipated climatic conditions.

        Actual cash operating costs, production and economic returns may differ significantly from those anticipated by our studies and estimates.

  Our long-term cash flow and profitability will be affected by changes in the prices of silver and other metals.

        Our ability to establish reserves and develop any of our exploration properties — and our profitability and long-term viability — depend, in large part, on the market price of silver, zinc, lead, gold, copper and other metals. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

  •
  global or regional consumption patterns;

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  supply of, and demand for, silver, zinc, lead and other metals;

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  speculative activities and producer hedging activities;

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  expectations for inflation; and

  •
  political and economic conditions.

        The extreme volatility and disruption that have affected the financial markets have also extended to the commodity markets, including metals markets, which experienced significant volatility in 2009. Any extended weakness in the global economy could further increase volatility in metals prices or depress prices, which could in turn make it uneconomical for us to continue our exploration activities. Volatility or sustained price declines may also affect the number, quality and profitability of available mine service opportunities and adversely affect our ability to build our business.

  Our revenues currently depend primarily on our agreement to manage the San Cristóbal mine.

        Our revenues currently consist primarily of the management fees payable to us under the Management Services Agreement, dated March 24, 2009 (the "San Cristóbal Management Services Agreement"), under which we manage the San Cristóbal mine for Sumitomo. After June 30, 2010, Sumitomo will be able to terminate the San Cristóbal Management Services Agreement at its discretion upon six months' written notice (or three months notice if Sumitomo has sold, directly or indirectly, more than 20% of the subsidiary that owns the mine) provided that it pays us a $1.0 million fee. Sumitomo may not wish to continue the San Cristóbal Management Services Agreement beyond June 2010 and, as a result, our primary source of funding may not continue beyond the initial term. Moreover, the San Cristóbal Management Services Agreement, and payments to us thereunder, may be reduced or suspended in certain circumstances in the event of a prolonged interruption in mining activities, including labor disturbances, shutdowns or events of force majeure, such as expropriation by the Bolivian government.

  We have limited experience managing mining properties for third parties and our mine management business may not be successful.

        We currently have only one management agreement, the San Cristóbal Management Services Agreement. We have a limited history of providing management services to third parties and we cannot assure you that we will be able to retain our current services contract or attract additional mine or mine project management business. Demand for our services may also be negatively affected if certain commodity prices and global economic conditions remain weak.

  If we are unable to obtain all of our required governmental permits or property rights, our operations could be negatively impacted.

        Our future operations, including exploration and any potential development activities, will require additional permits from various governmental authorities. Our operations are and will continue to be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, mining royalties and other matters. We may also be required to obtain certain property rights to access or use our properties. Obtaining or renewing licenses and permits, and acquiring property rights, can be complex and time-consuming processes. We cannot assure you that we will be able to acquire all required licenses, permits or property rights on reasonable terms or in a timely manner, or at all, that such terms will not be adversely changed, that required extensions will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties. Delays in obtaining or a failure to obtain any licenses, permits or property rights or any required extensions, challenges to the issuance of our licenses, permits or property rights, whether successful or unsuccessful, changes to the terms of our licenses, permits or property rights, or a failure to comply with the terms of any such licenses, permits or property rights that we have obtained, could have a material adverse effect on our business by delaying or preventing or making continued operations economically unfeasible.

  Lack of infrastructure could forestall or prevent further exploration and development.

        Exploration activities, as well as any development activities, depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important factors that affect capital and operating costs and the feasibility of a project, or unanticipated or higher than expected costs and unusual or infrequent weather phenomena, government or other interference in the maintenance or provision of such infrastructure, or unanticipated or higher than expected costs, could adversely affect our operations, financial condition and results of operations.

  Our exploration and mine management activities are in countries with developing economies and are subject to the risks of political and economic instability associated with these countries.

        We currently conduct exploration and mine management activities almost exclusively in Latin American countries with developing economies, including Argentina, Bolivia, Chile, Mexico and Peru. These countries and other emerging markets in which we may conduct operations have from time to time experienced economic or political instability. We may be materially adversely affected by risks associated with conducting exploration and mine management activities in countries with developing economies, including:

  •
  political instability and violence;

  •
  war and civil disturbance;

  •
  acts of terrorism or other criminal activity;

  •
  expropriation or nationalization;

  •
  changing fiscal, royalty and tax regimes;

  •
  fluctuations in currency exchange rates;

  •
  high rates of inflation;

  •
  uncertain or changing legal requirements respecting the ownership and maintenance of mineral properties, mines and mining operations, and inconsistent or arbitrary application of such legal requirements;

  •
  underdeveloped industrial and economic infrastructure;

  •
  corruption; and

  •
  unenforceability of contractual rights.

        Changes in mining or investment policies or shifts in the prevailing political climate in any of the countries in which we conduct exploration and mine management activities could adversely affect our business.

  Title to our mineral properties may be challenged.

        Our policy is to seek to confirm the validity of our rights to, title to, or contract rights with respect to, each mineral property in which we have a material interest. However, we cannot guarantee that title to our properties will not be challenged. Title insurance generally is not available for mineral properties, and our ability to ensure that we have obtained secure rights to individual mineral properties or mining concessions may be severely constrained. We have not conducted surveys of all of the exploration properties in which we hold direct or indirect interests and, therefore, the precise area and location of these exploration properties may be in doubt. Accordingly, our mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, we may be unable to operate our properties as permitted or to enforce our rights with respect to our properties, and the title to our mineral properties may also be impacted by state action.

        In some of the countries in which we operate, failure to comply with applicable laws and regulations relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners. Any such loss, reduction or imposition of partners could have a material adverse affect in our financial condition, results of operations and prospects.

  We may lose rights to properties if we fail to meet payment requirements or development or production schedules.

        We derive the rights to some of our mineral properties from leaseholds or purchase option agreements or that require the payment of option payments, rent or other installment fees or specified expenditures. For example, we acquired certain of our rights on the El Quevar property through option agreements, which require aggregate payments of approximately $3.4 million and an exploration investment of $850,000 over the next three years. The El Quevar property is our most advanced exploration property, and the only property on which we have estimated mineralized material. If we fail to make these payments when they are due, our rights to the property may terminate.

        Some contracts with respect to our mineral properties require development or production schedules. If we are unable to meet any or all of the development or production schedules, we could lose all or a portion of our interests in such properties. Moreover, we are required in certain instances to make payments to governments in order to maintain our rights to our mineral properties. Because our ability to make some of these payments is likely to depend on our ability to obtain external financing, we may not have the funds to make these payments by the required dates.

  The management services we provide at the San Cristóbal mine could be negatively affected by future actions of the Bolivian government.

        In December 2005, Evo Morales, the leader of the Movement to Socialism party, was elected president. At various times since his election, President Morales and others in his administration have made public statements regarding their desire to exert greater state control over natural resource production in Bolivia, including mining.

        In 2007, the Bolivian government enacted various changes to applicable mining taxes. The current or future government may make additional changes that could increase the total tax burden on the San Cristóbal mine, and any such changes could adversely affect the earnings and cash flow generated by the San Cristóbal mine.

        In February 2009, Bolivia approved a new constitution in a national referendum that significantly affects the legal framework governing mining in Bolivia. The new constitution requires that existing mining concessions be replaced by mining agreements negotiated with the Bolivian government. The deadline for implementation of the new mining agreements is December 2010. The new constitution does not specify the effect on existing concessions or provide either general or specific terms for the mining agreements. There can be no certainty as to the form and content of these contracts that must be negotiated with the Bolivian government, or that we will be allowed to continue to operate the San Cristóbal mine as contemplated by the San Cristóbal Management Services Agreement.

  Even if we are successful in bringing the El Quevar project into production, mining operations are hazardous, raise environmental concerns and raise insurance risks.

        Mining operations are by their nature subject to a variety of risks, such as cave-ins, pit-wall failures, flooding, rock bursts, fire, industrial accidents, failure of processing and mining equipment, environmental hazards, discharge of pollutants or hazardous chemicals, supply problems and delays, changes in the regulatory environment, encountering unusual or unexpected geological formations or other geological or grade problems, encountering unanticipated ground or water conditions, periodic interruptions due to inclement or hazardous weather conditions, and other acts of God or unfavorable operating conditions. These risks could result in delays to development or production, damage to or destruction of mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, monetary losses and possible legal liability. Satisfying these liabilities may be very costly and could have a material adverse effect on our future cash flow, results of operations and financial condition. We may not be able to insure fully or at all against these risks, or we may decide not to take out insurance against such risks as a result of high premiums or for other reasons.

  Our activities are subject to foreign environmental laws and regulations that may materially adversely affect our future operations.

        We conduct mineral exploration and mine management activities primarily in Argentina, Bolivia, Mexico and Peru. These countries have laws and regulations that control the exploration and mining of mineral properties and their effects on the environment, including air and water quality, mine reclamation, waste handling and disposal, the protection of different species of flora and fauna and the preservation of lands. These laws and regulations will require us to acquire permits and other authorizations for certain activities. In many countries, there is relatively new comprehensive environmental legislation, and the permitting and authorization process may not be established or predictable. We may not be able to acquire necessary permits or authorizations on a timely basis, if at all. Delays in acquiring any permit or authorization could increase the cost of our projects and could delay the commencement of production.

        Environmental legislation in many countries is evolving in a manner that will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. We cannot predict what environmental legislation or regulations will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or regulatory agencies or stricter interpretation of existing laws, may (i) necessitate significant capital outlays, (ii) cause us to delay, terminate or otherwise change our intended activities with respect to one or more projects, (iii) materially adversely affect our future exploration activities and (iv) negatively affect the profitability of the San Cristóbal mine or other projects we may manage in the future.

        Many of our exploration properties are located in historic mining districts where prior owners may have caused environmental damage that may not be known to us or to the regulators. In most cases, we have not sought complete environmental analyses of our mineral properties and have not conducted comprehensive reviews of the environmental laws and regulations in every jurisdiction in which we own or control mineral properties. To the extent we are subject to environmental requirements or liabilities, the cost of compliance with these requirements and satisfaction of these liabilities could have a material adverse effect on our financial condition and results of operations. If we are unable to fully fund the cost of remediation of any environmental condition, we may be required to suspend activities or enter into interim compliance measures pending completion of the required remediation.

  We compete against larger and more experienced companies.

        The mining industry is intensely competitive. Many large mining companies are primarily producers of precious or base metals and may become interested in the types of deposits on which we are focused, which include silver and other precious metals deposits or polymetallic deposits containing significant quantities of base metals, including zinc, lead, copper and gold. Many of these companies have greater financial resources, operational experience and technical capabilities than we do. We may encounter increasing competition from other mining companies in our efforts to acquire mineral properties and hire experienced mining professionals. Increased competition in our business could adversely affect our ability to attract necessary capital funding, acquire suitable producing properties or prospects for mineral exploration in the future or maintain and develop our mine services business.

  We may be required to indemnify Sumitomo in certain circumstances under the terms of the San Cristóbal Purchase and Sale Agreement, and such payments could have a material adverse effect on our financial condition.

        Under the terms of the Plan, Apex Silver sold its interests in the San Cristóbal mine to Sumitomo. In connection with the Plan, Apex Silver assigned substantially all of its remaining assets to us, and we agreed to assume Apex Silver's obligations under the purchase and sale agreement by which Apex Silver sold the San Cristóbal mine. Under the terms of the agreement, we are required to indemnify Sumitomo in certain circumstances, including for losses, if any, arising as a result of a breach of certain customary representations and warranties, primarily regarding title to the interests which were sold. Our maximum exposure for such losses could be as much as the full amount of the $27.5 million cash purchase price, although for fraud or intentional misrepresentation, our liability exposure is not limited. Any obligation to make indemnification payments could have a material adverse effect on our financial condition.

Risks related to our common stock

  The market price for our common stock may be particularly volatile given our small and thinly traded public float, limited operating history and status as a successor to a company recently emerged from bankruptcy.

        Our common stock is not currently listed on a U.S. national securities exchange. Our common stock currently trades in interdealer and over-the-counter transactions, and price quotations have been available in the "pink sheets" under the symbol "GDMN". Our stock is also listed on the Toronto Stock Exchange. The market for our common stock has been relatively illiquid and characterized by significant price volatility when compared to more seasoned issuers. We expect that our share price could continue to be more volatile than a seasoned issuer for the indefinite future. The potential volatility in our share price may be attributable to a number of factors. For example, as noted above, our common stock is sporadically and thinly traded. As a consequence of this lack of liquidity, the trading of relatively small quantities of shares by our stockholders may disproportionately influence the price of those shares in either direction. The price for our shares could, for example, decline precipitously in the event that a large number of shares of our common stock is sold in the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. In addition, we are a speculative or "risky" investment due to our limited operating history as Golden Minerals Company and our status as a successor to a corporation recently emerged from bankruptcy. As a consequence of this enhanced risk, more risk averse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares in the market more quickly and at greater discounts than would be the case with the stock of a seasoned issuer. Many of these factors will be beyond our control and may decrease the market price of our common stock, regardless of our operating performance. Moreover, if you purchase shares in the Offering, you will pay a price that will be determined by reference to the closing price of our common stock on the TSX on the pricing date after taking into account prevailing market conditions and other factors, including estimates of our business potential, an assessment of our management and properties, and consideration of the above factors in relation to market valuation of companies in related businesses.

        We cannot make any predictions or projections as to what the prevailing market price for our common stock will be at any time, including as to whether our common stock will sustain market prices at or near the offering price, or as to what effect the sale of shares or the availability of common stock for sale at any time will have on the prevailing market price.

        In addition, the market price of our common stock could be subject to wide fluctuations in response to:

  •
  quarterly variations in our revenues, if any, and operating expenses;

  •
  volatility in metal prices;

  •
  announcements of news by us;

  •
  the operating and stock price performance of other companies that investors may deem comparable to us;

  •
  political developments in the foreign countries in which our properties, or properties for which we perform services, are located; and

  •
  news reports relating to trends in our markets or general economic conditions.

        Stock markets have experienced volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance.

  If we or our existing stockholders sell additional shares of our common stock after this Offering, the market price of our common stock could decline significantly.

        The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market after this Offering, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate or necessary. After the completion of this Offering, we will have 9,040,608 shares of common stock outstanding if Sentient elects to purchase all of the shares which it is entitled to purchase, and 8,135,543 shares of common stock outstanding if Sentient does not elect to purchase such shares. This number includes 4,000,000 shares being sold in this Offering, which may be resold immediately in the public market.

        We and our officers and directors, as well as Sentient and Hochschild, have agreed that, subject to certain exceptions, for a period of 180 days from the date of the underwriting agreement, we and they will not, without the prior written consent of Dahlman Rose & Company, directly or indirectly, offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock, and will not establish or increase any "put equivalent position" or liquidate or decrease any "call equivalent position" with respect to any shares of common stock or any securities convertible into or exchangeable for shares of common stock (in each case within the meaning of Section 16 of the U.S. Exchange Act and the rules and regulations promulgated thereunder), or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of any of shares of common stock or any securities convertible into or exchangeable for shares of common stock. A total of

1,445,394 shares, or approximately 18% of our outstanding shares following completion of the Offering (and assuming Sentient does not exercise its pre-emptive right), are subject to the foregoing restrictions. If a substantial number of these stockholders sell their shares, the market price of our common stock may decline.

        In addition, following the expiration of 180 days following the date of this prospectus, we may sell shares of our common stock. We anticipate that we will need to obtain additional financing during 2010 in order to fund the advancement of the El Quevar project and may elect to sell additional shares. Sales of a substantial number of additional sales, or the perception that such sales may occur, could cause the market price of our common shares to decline significantly.

  We do not anticipate paying a dividend in the foreseeable future.

        We anticipate that we will not pay cash dividends on our common stock in the foreseeable future. Moreover, our Amended and Restated Certificate of Incorporation and Bylaws prohibit the payment of dividends for a one-year period beginning March 24, 2009, and prohibit payment of dividends (in a single distribution or series of distributions) in excess of $1.5 million during the one-year period beginning March 24, 2010.

  We have a large number of authorized but unissued shares of our common stock which may lead to the dilution of our common stock.

        We have a large number of authorized but unissued shares of common stock, which our management may issue without further stockholder approval, thereby causing dilution of your holdings of our common stock. Our management will continue to have broad discretion to issue shares of our common stock in a range of transactions, including capital-raising transactions, mergers, acquisitions and in other transactions, without obtaining stockholder approval, unless required by applicable law or stock exchange rules. If our management determines to issue shares of our common stock from the large pool of authorized but unissued shares for any purpose in the future, your ownership position may be diluted without your further ability to vote on that transaction.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. These statements include statements relating to our plans, expectations and assumptions concerning the El Quevar project, the timing and budget for exploration of our portfolio of exploration properties, our expected cash needs and anticipated use of proceeds from this Offering, and statements concerning our financial condition, operating strategies and operating and legal risks.

        We use the words "anticipate," "continue," "likely," "estimate," "expect," "may," "could," "will," "project," "should," "believe" and similar expressions to identify forward-looking statements. Statements that contain these words discuss our future expectations, contain projections or state other forward-looking information. Although we believe the expectations and assumptions reflected in those forward-looking statements are reasonable, we cannot assure you that these expectations and assumptions will prove to be correct. Our actual results could differ materially from those expressed or implied in these forward-looking statements as a result of the factors described under "Risk Factors" in this prospectus and other factors set forth in this prospectus, including:

  •
  Results of future exploration at the El Quevar project;

  •
  The economic viability of the El Quevar project;

  •
  Our ability to raise necessary capital to finance advancement of the El Quevar project;

  •
  Our ability to retain key management and mining personnel necessary to successfully operate and grow our business;

  •
  Our ability to successfully manage our existing management agreement and successfully expand our mine services business, particularly if metals prices experience significant declines;

  •
  Worldwide economic and political events affecting the market prices for silver, gold and other minerals which may be found on our exploration properties; and

  •
  Political and economic instability in Argentina, Bolivia, Chile, Mexico, Peru, and other countries in which we conduct our business, and future actions of the government with respect to nationalization of natural resources or other changes in mining or taxation policies that may affect the management of the San Cristóbal mine.

        Such forward-looking statements are also based on a number of assumptions which may prove to be incorrect, including, for example, assumptions that: timelines to be established for development of the El Quevar project will be within general industry experience; the supply and demand for, and the level and volatility of the price of, precious metals will not deviate significantly from recent trends; mineral reserve and resource estimates and the assumptions on which the mineral reserve and resource estimates are based will prove to be reasonably accurate; market competition will continue in a manner consistent with current trends; current relations with employees and local communities will continue to be positive; and general business and economic conditions will be consistent with recent trends.

        Many of those factors are beyond our ability to control or predict. You should not unduly rely on any of our forward-looking statements. These statements speak only as of the date of this prospectus. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect future events or developments. All subsequent written and oral forward-looking statements attributable to us and persons acting on our behalf are qualified in their entirety by the cautionary statements contained in this section and elsewhere in this prospectus.

USE OF PROCEEDS

        We estimate that the net proceeds we will receive from this Offering will be approximately $27.8 million, based on the public offering price of $8.50 per share, after deducting the underwriting discount and our estimated offering expenses of $1.1 million. If the over-allotment option is exercised in full, we expect the net proceeds to increase by approximately $4.8 million. These amounts assume that Sentient does not exercise its pre-emptive right and we do not receive any proceeds from Sentient.

        Sentient has indicated to us that it intends to exercise in full its pre-emptive right concurrent with the Offering to maintain its percentage of the outstanding common stock of Golden Minerals (excluding outstanding restricted stock held by our employees). However, we do not currently have a binding commitment from Sentient to purchase any shares. If Sentient does exercise its pre-emptive right, we estimate that the net proceeds we will receive from Sentient will be approximately $7.4 million, based on the offering price of $8.50 per share, after deducting the placement agent's commission. If the over-allotment option is exercised in full, Sentient will have the right to purchase additional shares, and if it fully exercises that right, we expect the net proceeds received from Sentient to increase by approximately $1.2 million, after deducting the placement agent's commission. Total net proceeds from the Offering and the exercise by Sentient of its pre-emptive rights would be approximately $35.3 million or approximately $41.2 million if the over-allotment option and related pre-emptive right are exercised in full.

        We intend to use the net proceeds from this Offering as follows:

  •
  Approximately $30.0 million to fund the construction of an underground drift and related infrastructure for the Yaxtché deposit at our El Quevar project in order to develop additional information regarding the deposit and prepare a feasibility study, including detailed plant engineering, which we anticipate will be completed in the fourth quarter of 2010 as follows:

  •
  Approximately $1.0 million for underground exploration drilling,

  •
  Approximately $11.0 million for construction of the underground drift and related infrastructure from which the underground exploration drilling is conducted,

  •
  Approximately $10.0 million for commencement of construction of the processing plant and other surface facilities, and

  •
  Approximately $8.0 million for other costs including construction of roads, installation of power lines, permitting, plant construction and design, metallurgical and analytical studies and option payments.

    See "Business and Properties — El Quevar — Advancement of El Quevar." If the El Quevar project does not proceed to further development, we intend to use the proceeds of this Offering that were intended to fund El Quevar development to instead fund the evaluation and advancement of other exploration projects in our portfolio.

  •
  Approximately $5.0 million to fund exploration of our portfolio of exploration properties during 2010, including:

  •
  Approximately $1.0 million to complete a first phase drilling program on the Pánuco and Muleros targets on our Zacatecas project in Mexico;

  •
  Approximately $1.5 million for exploration activities at Viejo Campo and other targets outside of the Yaxtché deposit at El Quevar;

  •
  Approximately $2.5 million for early stage exploration on our Palca project in Peru and our Matehuapil and La Pinta projects in Mexico, including initial drilling and bulk sampling; and

  •
  Working capital requirements or other general corporate purposes.

        If Sentient exercises its pre-emptive right or if the over-allotment option is exercised, we intend to use those proceeds to fund a portion of the continuing work on development and construction of the El Quevar project if results from the feasibility study are favorable, to fund exploration of our portfolio of exploration properties, and for working capital and other general corporate purposes. In the event our net proceeds from the Offering, together with any amounts received from Sentient, are not sufficient to fund the use of proceeds described above, we intend to decrease planned spending on our exploration properties and, if necessary, postpone certain expenditures associated with development of the El Quevar project, such as amounts planned during 2010 for commencement of construction of the processing plant.

        The actual amount that we spend in connection with the intended use of proceeds may vary significantly from the amounts specified above, and will depend on a number of factors, including the results of our continued exploration activities in defining the El Quevar deposit and those described in the "Risk Factors" section of this prospectus. As described above, we currently plan to spend approximately $30.0 million on the advancement of El Quevar, prior to establishing the economic viability of the project in a NI 43-101 compliant technical report. There can be no assurance that such expenditures will demonstrate the economic viability of the project. Depending on the opportunities, economic conditions and the results of the activities described above at El Quevar and our other exploration properties, we may use a portion of the proceeds to invest in acquisitions of other properties which are consistent with our business strategy.

        The $30.0 million identified above for the construction of an underground drift and preparation of a feasibility study includes the recommended work program ($11.2 million) shown in the January 2010 technical report prepared by CAM. The remaining amounts are based on internal technical analyses and budgets prepared under the direction of Robert Blakestad, our Senior Vice President, Exploration, and a Qualified Person as defined in NI 43-101, and are not formally recommended in a technical report compliant with NI 43-101.

        Until such time as the net proceeds of the Offering are used as described above, we intend to invest the net proceeds primarily in short-term, investment-grade, interest-bearing securities.

        We estimate that the net proceeds to be received by the selling stockholder from this Offering will be approximately $2.8 million, based on the public offering price of $8.50 per share, after deducting the underwriting discount. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholder.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all future earnings, if any, to fund the development and growth of our business. In addition, our Amended and Restated Certificate of Incorporation and Bylaws prohibit the payment of dividends (in a single distribution or series of distributions) until after March 24, 2010 and prohibit payment of dividends (in a single distribution or series of distributions) in excess of $1.5 million until after March 24, 2011. Our board's ability to declare a dividend is also subject to limits imposed by Delaware corporate law.

CAPITALIZATION

        The following table summarizes our cash and cash equivalents and our consolidated capitalization as of December 31, 2009:

  (1)
  on an actual basis;

  (2)
  on an as adjusted basis to give effect to (i) the issuance of 400,000 shares of common stock to Hochschild in January 2010, and (ii) the issuance of 844,694 shares of common stock to Sentient in January 2010 in exchange for gross proceeds of $5.75 million;

  (3)
  on an as adjusted basis to give effect to (i) the matters described in paragraph (2) above, and (ii) the sale of 3,652,234 shares of common stock in this Offering by us based on the public offering price of $8.50 per share, after deducting the underwriting discount and estimated offering expenses payable by us; and

  (4)
  on an as adjusted basis to give effect to (i) the matters described in paragraph (2) and (3) above, and (ii) the sale of 905,065 shares of common stock to Sentient concurrent with this Offering based on the public offering price of $8.50 per share, after deducting the placement agent's commission. Sentient has indicated to us that it intends to exercise its right to purchase additional shares from us in full. However, we do not currently have a binding commitment from Sentient to purchase any shares.

        You should read this table together with the sections of the prospectus entitled "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as our financial statements and related notes included in this prospectus. The table below assumes that there has been no exercise, in whole or in part, of the Underwriters' option to purchase additional shares of our common stock in this Offering.

	December 31, 2009
	(1) Actual	(2) As Adjusted	(3) As Adjusted	(4) As Adjusted
	(in thousands, except Share amounts)
Cash and cash equivalents	$8,570	$14,320	$42,169	$49,592

Total debt	—	—	—	—
Stockholders' equity
Common stock, $0.01 par value, 50,000,000 shares authorized; 3,238,615 shares issued and outstanding (actual), 4,483,309 shares issued and outstanding (as adjusted column (2)), 8,135,543 shares issued and outstanding (as adjusted column (3)), 9,040,608 shares issued and outstanding (as adjusted column (4))	$32	$45	$81	$90
Additional paid-in capital	$37,854	$43,972	$71,785	$79,199
Accumulated deficit	$(20,276)	$(20,276)	$(20,276)	$(20,276)
Accumulated other comprehensive income (loss)	$154	$154	$154	$154
Total stockholders' equity	$17,764	$23,895	$51,744	$59,167

Total capitalization	$17,764	$23,895	$51,744	$59,167

The table above includes shares of restricted common stock issued under our 2009 Equity Incentive Plan of which 230,000 were outstanding as of December 31, 2009 and as of March 11, 2010. The table does not include 25,000 shares of common stock reserved for issuance under the 2009 Equity Incentive Plan in exchange for restricted stock units issued to our non-employee directors under the terms of our Non-Employee Directors Deferred Compensation and Equity Award Plan as of December 31, 2009.

PRICE RANGE OF SHARES OF COMMON STOCK

        Our common stock currently trades in interdealer and over-the-counter transactions, and price quotations have been available in the "pink sheets" under the symbol "GDMN". The following table sets forth the high and low sales prices per share and volume traded as reported by The Pink Sheets LLC at www.pinksheets.com. Although the prices and volumes have been obtained from a source believed to be reliable, no assurances can be given with respect to the accuracy of such prices. In addition, such prices reflect interdealer prices, which may not include retail mark-up, mark down or commission, and may not necessarily represent actual transactions.

2009	High	Low	Volume Traded (shares)
April*	$0.15	$0.01	60,571
May	$2.48	$0.90	954,322
June	$2.90	$1.94	1,531,368
July	$3.25	$2.35	140,997
August	$4.15	$3.05	135,574
September	$6.40	$3.60	447,919
October	$8.00	$5.70	133,795
November	$7.59	$5.06	50,560
December	$10.75	$6.15	212,002
2010
January	$16.00	$10.00	152,646
February	$11.20	$7.70	99,472
March **	$9.60	$8.95	15,902

*
Since April 20, 2009, the date of the first reported transaction in our common stock on the Pink Sheets.

**
Through March 11, 2010.

        Our common stock is also listed on the Toronto Stock Exchange and trades under the symbol "AUM". The following table sets forth the high and low sales price per share for each month since of common stock began trading on the Toronto Stock Exchange.

2009	High(1)	Low(1)	Volume Traded (shares)
July*	$3.02	$3.00	5,000
August	$4.77	$3.46	21,190
September	$6.81	$3.31	145,720
October	$7.78	$5.60	70,687
November	$7.15	$5.41	18,485
December	$10.62	$6.47	86,759
2010
January	$15.10	$9.99	172,094
February	$11.39	$8.07	52,682
March **	$9.74	$8.68	8,630

*
Since July 16, 2009, the date our common stock commenced trading on the Toronto Stock Exchange.

**
Through March 11, 2010.

(1)
All Canadian share prices were converted to U.S. dollars based on an exchange rate of 0.9742, as reported by the Bank of Canada, as of March 11, 2010. On March 11, 2010, the closing sales price for common stock was Cdn$9.40 per share on the Toronto Stock Exchange ($9.16, as converted to U.S. dollars).

        As of March 11, 2010, we had 29 stockholders of our common stock of record based upon the stockholders list provided by our transfer agent, Olympia Trust Company.

DILUTION

        Dilution represents the difference between the public offering price per share of our common stock and the net tangible book value per share of our common stock immediately after completion of this Offering. Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets.

        As of December 31, 2009, on an as adjusted basis to give effect to (i) the issuance of 400,000 shares of common stock to Hochschild in January 2010, and (ii) the issuance of 844,694 shares of common stock to Sentient in January 2010 in exchange for gross proceeds of $5.75 million; the net tangible book value of our common stock was approximately $25.0 million, or approximately $5.57 per share based upon 4,483,309 shares of common stock outstanding.

        Upon completion of this Offering at the public offering price of $8.50 per share, but without taking into account any change in the net tangible book value after completion of this Offering other than that resulting from the sale of the shares and receipt of the total proceeds of $27,848,520 (net of underwriting commissions and offering expenses), the net tangible book value of the 8,135,543 shares to be outstanding will be $52,808,223, or approximately $6.49 per share of our common stock. Accordingly, the net tangible book value of our common stock held by our existing stockholders (4,483,309 shares) will be increased by $0.92 per share without any additional investment on their part. The purchasers of our common stock in this Offering will incur immediate dilution (a reduction in the net tangible book value per share from the offering price of $8.50 per share) of $2.01 per share. As a result, after completion of the Offering, the net tangible book value of our common stock held by purchasers in this Offering would be $6.49 per share, reflecting an immediate reduction in the $8.50 price per share they paid for their shares.

        The following table illustrates the per share dilution to the new investors without giving any effect to the results of any operations subsequent to December 31, 2009:

Public offering price per share	$8.50
Net tangible book value per share prior to this Offering	$5.57
Net tangible book value per share after this Offering(1)	$6.49
Increase in net tangible book value per share attributable to cash payments from purchasers of the shares(1)	$0.92
Immediate dilution to new investors in this Offering	$2.01

(1)
Assumes that Sentient does not exercise its pre-emptive right concurrent with the Offering.

        The following table illustrates the per share dilution to the new investors, calculated in the same manner described above, but assuming that Sentient exercises its pre-emptive right in full concurrent with the Offering, and purchases 905,065 shares at the public offering price:

Public offering price per share	$8.50
Net tangible book value per share prior to this Offering	$5.57
Net tangible book value per share after this Offering	$6.66
Increase in net tangible book value per share attributable to cash payments from purchasers of the shares	$1.10
Immediate dilution to new investors in this Offering	$1.84

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under "Risk Factors" in this prospectus.

Our Company

        We are a mineral exploration and mining services company with a diversified portfolio of precious metals and other mineral exploration properties located in or near the traditional precious metals producing regions of Mexico and South America. We are currently focused on the advancement of our El Quevar silver project in northwestern Argentina.

        Our team of mining professionals also provides mine management services. We currently manage the San Cristóbal silver, zinc and lead mine in Bolivia for Sumitomo.

        We were incorporated in Delaware under the Delaware General Corporation Law in March 2009 and are the successor to Apex Silver for purposes of reporting under the U.S. Exchange Act. In January 2009, Apex Silver and its wholly-owned subsidiary, Apex Silver Mines Corporation, filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code. In connection with the Plan, Apex Silver sold its interest in the San Cristóbal mine to Sumitomo. Substantially all of Apex Silver's remaining assets, including its various subsidiaries that hold the interests in our portfolio of exploration properties, were assigned to us.

        Currently, our only sources of revenue are associated with our management services agreement, royalty and interest income, and sales of non-core properties for cash. We expect incurred a net operating loss for 2009 and expect to incur a net operating loss for 2010 and future periods unless and until El Quevar or one of our other exploration properties is developed and goes into production. We cannot predict when or if that will occur.

Recent Developments

        Our operations have changed substantially as a result of the sale of the San Cristóbal mine to Sumitomo in connection with emergence from Apex Silver's Chapter 11 proceedings. We no longer own an operating mine. Instead, we have focused our efforts primarily on advancing our El Quevar project and managing the San Cristóbal mine for Sumitomo under the terms of the San Cristóbal Management Services Agreement. We have also continued to make progress in advancing the exploration of our portfolio of exploration properties. Significant events which have occurred subsequent to our inception are described below:

  •
  We completed significant additional drilling at El Quevar. Our field work at El Quevar has now identified 13 target areas believed to have potential for the discovery of additional silver mineralization. Through December 31, 2009, we have drilled a total of 195 holes totaling approximately 38,500 meters at El Quevar. In January 2010, we received an updated independent technical report which estimates 866,000 tonnes of mineralized material in the Yaxtché deposit, our main target at El Quevar, at an average silver grade of approximately 412 grams per tonne.

  •
  The San Cristóbal mine has operated successfully under our management, generating positive operating cash flow for the year ended December 31, 2009. During the year, the mine achieved average concentrator throughput of approximately 44,600 tonnes per day, exceeding the 40,000 tonnes per day designed capacity. Zinc concentrate production during the year was approximately 499,400 tonnes and lead concentrate production during the year was approximately 107,700 tonnes.

    Payable metal production from the San Cristóbal mine during the year totaled approximately 16.1 million ounces of silver, 246,300 tonnes of zinc and 69,600 tonnes of lead.

  •
  We have continued to advance our field evaluations of our prospects that we believe to be most promising and have initiated or continued drilling at several of our properties. Among these prospects are the vein targets in the mineral rich Zacatecas district of central Mexico, where we have identified four areas that contain silver and base metal values in quartz veins and as disseminations in sedimentary rocks. In Peru, we have developed another potential vein target at our Palca project, where at least four veins exhibit silver values with associated lead, zinc and gold values. We are currently conducting initial drill tests of the Pánuco project in the Zacatecas district and are awaiting results from our recently completed drill program at Elisa de Bordos in Chile.

  •
  Our common stock commenced trading on the Toronto Stock Exchange on July 16, 2009 under the ticker symbol "AUM".

  •
  During 2009 we sold all of our auction rate securities ("ARS") in a secondary market through two brokerage firms. The ARS were illiquid securities, with a carrying value of $5.2 million, which were assigned to us by Apex Silver in connection with the emergence from Chapter 11 proceedings. We received $3.0 million for the securities and recorded a $2.2 million loss on the transactions. At December 31, 2009 we have no remaining ARS investments.

  •
  In November 2009, we sold our 49% joint venture interest in the Platosa project in Mexico to our joint venture partner, Excellon Resources Inc. ("Excellon"). We received a cash payment of $2.0 million and retained a 1% net smelter return royalty over the joint venture properties. The prior agreements between us and Excellon were terminated in connection with the sale.

  •
  In August 2009, we sold three concessions located adjacent to our Zacatecas properties to a wholly-owned subsidiary of Capstone Mining Corp. We received a cash payment of $1.0 million and retained certain sliding scale net smelter royalties on the property, which are based on production quantities and metals prices. The concessions are located outside of our targeted exploration program for the area, and there is currently no production on the concessions.

  •
  We have reached a non-binding agreement in principle to sell to Apogee Minerals Ltd. our subsidiary that owns the Paca Pulacayo exploration property in Bolivia for 5 million common shares of Apogee at closing and an additional 3 million common shares of Apogee and $500,000 to be paid 18 months following closing. The property is currently subject to a joint venture arrangement pursuant to which Apogee has the right to earn up to a 60% interest in the property. Completion of the transaction is subject to negotiation and execution of definitive agreements, approval of our board of directors, consents and approvals of third parties including governmental entities and the Toronto Stock Exchange, and other customary closing conditions. During the fourth quarter 2009 we recorded a $1.7 million impairment charge related to our Paca Pulacayo property to write down the property to its current fair value of $0.8 million.

  •
  In January 2010, we completed a transaction with MH Argentina S.A., a wholly owned subsidiary of Hochschild, pursuant to which we acquired Hochschild's 35% interest in Minera El Quevar, an Argentine company in which we held the other 65% interest. Minera El Quevar controls approximately 10,000 hectares of the 64,000 hectare El Quevar project, including the Yaxtché target area. We issued 400,000 shares of common stock and warrants to acquire an additional 300,000 shares exercisable for three years at an exercise price of $15.00 per share.

  •
  In January 2010, we completed a private placement with Sentient, an independent private equity firm in the global resources industry with approximately $1.3 billion under management. In the private placement, we sold to Sentient a total of 844,694 shares of our common stock at a price of Cdn $7.06 per share, resulting in gross proceeds to us of approximately $5.75 million. Sentient became our largest stockholder, holding 19.9% of our outstanding common stock, not including restricted stock held by our employees.

Hochschild Transaction

        On January 7, 2010, we completed a transaction with Hochschild, pursuant to which we acquired Hochschild's 35% interest in Minera El Quevar, an Argentine company in which we held the other 65% interest. Minera El Quevar controls approximately 10,000 hectares of the 64,000 hectare El Quevar project, including the Yaxtché target area.

        We issued 400,000 shares of common stock to Hochschild and warrants to acquire an additional 300,000 shares of common stock exercisable for three years at an exercise price of $15.00 per share. Hochschild has agreed that it will not, for a two year period, acquire additional shares of our common stock if such acquisition would cause its ownership to exceed 19.9% of our then outstanding common stock.

        Pursuant to the purchase agreement, Hochschild has the right, until January 7, 2012, to participate on a pro rata basis in public offerings or private placements for cash by us in order to permit Hochschild to maintain up to an 11% equity interest, on the same terms and conditions offered to others in such equity offerings or sales. Hochschild has indicated to us that it does not anticipate exercising its pre-emptive right concurrent with the Offering.

        We have agreed to register with the SEC the resale of the common stock issued to Hochschild as well as the shares which may be issued upon exercise of the warrant. We are required to file one registration statement upon demand by Hochschild at any time after May 31, 2010. Our obligation will cease on January 7, 2013.

Sentient Investment

        On January 7, 2010, we completed a private placement with Sentient, an independent private equity firm in the global resources industry with approximately $1.3 billion under management. In the private placement, we sold to Sentient a total of 844,694 shares of our common stock at a price of Cdn$7.06 per share, resulting in gross proceeds to us of approximately $5.75 million. Sentient became our largest stockholder, holding 19.9% of our outstanding common stock, not including restricted stock held by our employees. Sentient has agreed that it will not, for a two year period, acquire additional shares of our common stock if such acquisition would cause its ownership to exceed 22.5% of our outstanding common stock. Dahlman Rose & Company served as the sole placement agent for the transaction and received a fee from us equal to 3.5% of the gross proceeds received from Sentient, or $208,375.

        Under the terms of the purchase agreement, Sentient has the right to purchase, concurrent with the Offering, that number of shares of common stock such that Sentient will continue to hold the same percentage of our outstanding common stock after closing of the Offering, including the over-allotment option, as it held before such closing. Sentient has indicated to us that it intends to exercise its pre-emptive right in full. However, we do not currently have a binding commitment from Sentient to purchase any shares. Other than its right to purchase concurrent with the Offering, Sentient does not have pre-emptive rights.

        In connection with the private placement, we have agreed to nominate one individual designated by Sentient for election to our board of directors, beginning with our annual meeting of stockholders in 2011. Sentient's right to designate one nominee will terminate if it ceases to own at least 17% of our outstanding common stock or if the individual designated by Sentient is not elected by our stockholders.

        We have agreed to register with the SEC the resale of the common stock purchased by Sentient. We are required to file a registration statement with the SEC no later than May 31, 2010 and to cause such registration statement to be declared effective no later than September 30, 2010. If we are unable to meet these deadlines, we may be subject to liquidated damages equal to 1.0% of the aggregate purchase price of the shares purchased by Sentient for every thirty days following the applicable deadline, up to a maximum amount of 3.0% of the aggregate purchase price.

Results of Operations

        In this prospectus we present historical financial statements of Apex Silver. These financial statements have been updated to reclassify the activity of the San Cristóbal mine and related subsidiaries to discontinued operations as the result of the sale of the San Cristóbal mine effective March 24, 2009. Because of the significant differences between the business operations of the two companies, the historical performance of Apex Silver may not be indicative of our future performance.

        For the results of continuing operations discussed below, we compare the results of continuing operations of Apex Silver for the 83-day period ended March 24, 2009 and the results of continuing operations of Golden Minerals for the period March 25, 2009 through December 31, 2009 to the results of continuing operations of Apex Silver for the years ended December 31, 2008 and 2007.

        The results of operations of the San Cristóbal mine and related subsidiaries that were sold during the first quarter 2009 are aggregated and presented as discontinued operations of Apex Silver for the 83-day period ended March 24, 2009 and the years ended December 31, 2008 and 2007. Golden Minerals does not report any discontinued operations.

Continuing Operations

        Management Service Fees.    We recorded $12.5 million of management service fee income ($11.1 million and $1.4 million for Golden Minerals and Apex Silver, respectively) for the year ended December 31, 2009. Our $11.1 million of revenue is primarily related to the San Cristóbal Management Services Agreement and is comprised of $8.7 million of fees, including $1.1 million for a bonus earned for 2009 under the terms of the agreement, and $1.3 million for reimbursed withholding taxes. Apex Silver recorded management service fees of $5.4 million and $5.4 million for the years ended December 31, 2008 and 2007, respectively. Beginning in mid-2006 Apex Silver entered into an agreement with Minera San Cristóbal S.A. ("MSC"), the Bolivian subsidiary which owned and operated the San Cristóbal mine, whereby it charged MSC $450,000 per month as a management service fee. This arrangement terminated on March 24, 2009, concurrent with Apex Silver's disposition of the San Cristóbal mine. None of the amounts reflected in prior periods pertain to our current San Cristóbal Management Services Agreement.

        Cost of services.    We recorded $3.8 million of costs of services (all related to Golden Minerals) for the year ended December 31, 2009. The cost of services is comprised of reimbursed out-of-pocket costs incurred by us related to the San Cristóbal Management Services Agreement. Apex Silver recorded no cost of services for the years ended December 31, 2008 and 2007.

        Exploration.    Our exploration expenses, including property holding costs and allocated administrative expenses, totaled $16.1 million ($12.6 million and $3.5 million for Golden Minerals and Apex Silver, respectively) for the year ended December 31, 2009, as compared to $25.4 million and $15.4 million for the years ended December 31, 2008 and 2007, respectively. Exploration expense was incurred primarily in Argentina, Mexico and Peru. During 2008, Apex Silver increased drilling programs and other geologic testing to increase the rate of evaluation of many of its properties. None of the exploration expenses reported relate to the San Cristóbal mine. All of Apex Silver's exploration properties were assigned to us in March 2009 in connection with the emergence from Chapter 11 proceedings.

        Administrative and reorganization.    Administrative expenses totaled $13.2 million ($8.4 million and $4.8 million for Golden Minerals and Apex Silver, respectively) for the year ended December 31, 2009, as compared to $17.3 million and $17.7 million for the years ended December 31, 2008 and 2007, respectively. Administrative expenses, including costs associated with being a public company, are incurred primarily by our corporate activities in support of our exploration program and our management services for the San Cristóbal mine. The $8.4 million of administrative expenses we incurred after emergence from bankruptcy is comprised of $2.8 million of professional fees, $3.5 million of employee compensation, $0.5 million of travel expenses and $1.6 million of rents, utilities and other office costs. We anticipate that administrative expenses will remain at similar levels in 2010, with the exception of professional fees, which are expected to decrease as a result of completion of the transactions relating to our emergence from bankruptcy. Reorganization expenses were $4.7 million ($1.0 million and $3.7 million for Golden Minerals and Apex Silver, respectively) for the year ended December 31, 2009. The reorganization expenses relate to expenses for professional services incurred as a result of Apex Silver's bankruptcy filing and the sale of its interest in the San Cristóbal mine to Sumitomo. We incurred $2.2 million of reorganization expenses during the year ended December 31, 2008 and no reorganization expense during the year ended December 31, 2007.

        Loss on Auction Rate Securities.    Loss on ARS investments totaled $3.0 million ($2.2 million and $0.8 million for Golden Minerals and Apex Silver, respectively) for the year ended December 31, 2009, as compared to losses of $16.3 million and $34.5 million for the years ended December 31, 2008 and 2007, respectively. The auctions for certain of Apex Silver's ARS began to fail during the third quarter of 2007 and continued to fail through 2009. As a result of the auction failures, the markets for the ARS continued to deteriorate resulting in Apex Silver recognizing impairment charges related to the ARS of $16.3 million and $34.5 million for the years ended December 31, 2008 and 2007, respectively. In connection with the emergence from Chapter 11 proceedings the illiquid ARS securities, with a carrying value of $5.2 million, were assigned to us by Apex Silver. During the second and third quarters of 2009 we were able to sell all of the ARS securities in a secondary market through two brokerage firms, resulting in total proceeds of $3.0 million and the recognition of a $2.2 million loss on the sale. At December 31, 2009 we have no remaining ARS investments.

        Interest and Other Income.    We recorded interest and other income of $2.1 million ($1.1 million and $1.0 million for Golden Minerals and Apex Silver, respectively) for the year ended December 31, 2009, as compared to $5.6 million and $19.4 million for the years ended December 31, 2008 and 2007, respectively. The $1.1 million Golden Minerals interest and other income for the year ended December 31, 2009 includes a $0.5 million gain on the sale of shares of stock we held in a junior mining company. We and Apex Silver held progressively lower average cash and investment balances each preceding year which resulted in lower interest being earned. In addition, interest rates were also lower as compared to each preceding year.

        Royalty Income.    We recorded royalty income from the Platosa property in Mexico on which we retained a net smelter return royalty of $0.5 million ($0.4 million and $0.1 million for us and Apex Silver, respectively) for the year ended December 31, 2009, as compared to $0.4 million and $1.3 million for the years ended December 31, 2008 and 2007. This property was assigned to us in March 2009 in connection with the emergence from Chapter 11 proceedings. The property was being test mined by a joint venture partner, and we and Apex Silver received a royalty for product sold from the test mining operation. During the fourth quarter 2009 we sold our interest in the Platosa property to the joint venture partner, and we received a cash payment of $2.0 million and retained a 1% net smelter return royalty. We recognized a $0.6 million gain on the transaction which is reflected in gain on disposal of assets, net on our consolidated statements of operations. The prior agreements between us and our joint venture partner were terminated in connection with the sale.

        Interest and Other Expense.    We recorded interest and other expense of $0.3 million (all related to Apex Silver) for the year ended December 31, 2009, as compared to $15.8 million and $5.7 million for the years ended December 31, 2008 and 2007, respectively. Interest incurred during the construction of the San Cristóbal mine was capitalized, consequently the 2007 interest expense and other borrowing costs amount is net of $4.9 million of interest capitalized. Interest expense and other borrowing costs, as well as amounts capitalized, was all related to interest incurred on Apex Silver's Convertible Senior Subordinated Notes due 2024, which were cancelled on March 24, 2009 in connection with the emergence from Chapter 11 proceedings. At December 31, 2009 we have no indebtedness.

        Income Taxes.    We are subject to U.S. income taxes on income derived from services provided to the San Cristóbal mine but to date we have not conducted business in the U.S. that generated significant U.S. taxable income. Our income tax provisions of $1.2 million ($1.0 million and $0.2 million for Golden Minerals and Apex Silver, respectively) for the year ended December 31, 2009, and $0.6 million and $0.9 million for the years ended December 31, 2008 and 2007, respectively, consist primarily of withholding taxes either accrued or paid to Bolivia in connection with management services provided to the San Cristóbal mine.

        Net Loss attributable to Noncontrolling Interests (formerly Minority Interest).    We allocated gains to the noncontrolling interest of $7.9 million (all related to Apex Silver) for the year ended December 31, 2009. The 2009 amount is primarily related to Sumitomo's interest in income generated by the San Cristóbal Mine during the period. For the years ended December 31, 2008 and 2007 Apex Silver allocated losses to the noncontrolling interest of $118.1 million and $87.4 million, respectively. The 2008 amount is primarily related to Sumitomo's interest in certain losses related to San Cristóbal property, plant and equipment impairment charges and inventory write downs partially offset by gains related to marking Apex Silver's metal derivative positions to market. For the year ended December 31, 2007 Apex Silver did not allocate certain losses to the noncontrolling interests because generally accepted accounting principles in the United States at that time did not allow for the allocation of losses to the noncontrolling interest if the noncontrolling interest's equity balance is in a deficit position. Consequently, for the year ended December 31, 2007 Apex Silver had absorbed approximately $23.6 million of losses that normally would have been allocated to the noncontrolling interest. When the noncontrolling interest's equity balance returned to positive, as the result of capital contributions and income distributions, Apex Silver was able to allocate the previously absorbed losses to the noncontrolling interest. Accordingly, the $23.6 million loss Apex Silver absorbed during the year ended December 31, 2007 was allocated to the noncontrolling interest during the year ended December 31, 2008. Also, during 2008, Sumitomo advanced an additional $86.9 million to fund its share of operating costs related to the San Cristóbal mine, Apex Silver recorded $14.1 million of interest due Sumitomo on its cumulative share of advances to fund the San Cristóbal mine, and Sumitomo loaned MSC $150.0 million under a working capital facility. All of these transactions were recorded to noncontrolling interest. At December 31, 2009 we did not have any noncontrolling interests that participated in any of our gains or losses.

Discontinued Operations — San Cristóbal.

        The loss from discontinued operations for the year ended December 31, 2009 of $4.2 million was incurred during the 83-day period ended March 24, 2009 as discontinued operations related to the San Cristóbal asset group were sold at that date. We recognized an $8.4 million loss on the sale of the San Cristóbal asset group which is included in discontinued operations for the period. The aggregated results of operations for the discontinued San Cristóbal mine totaled losses of $166.6 million and $24.6 million for the years ended December 31, 2008and 2007, respectively. See Note 4, "Discontinued Operations," in our Consolidated Financial Statements for detailed components of the losses from discontinued operations for each of the periods presented.

Liquidity and Capital Resources

        At December 31, 2009 our aggregate cash and short-term investments totaled $9.0 million, which included $8.6 million of cash and cash equivalents and $0.4 million of short term investments. Our cash and short- and long-term investment balance is significantly lower than the $76.1 million in similar assets held by Apex Silver at December 31, 2008. The decrease is primarily attributable to the transactions related to Apex Silver's Chapter 11 proceedings and our emergence from such proceedings in March 2009, as more fully described in footnote 3 to our consolidated financial statements. For Golden Minerals, during the year 2009, our cash and investment balance decreased by $22.0 million from the $30.8 million as of March 24, 2009, which included illiquid ARS investments recorded at fair value of $5.2 million and cash and cash equivalents of $25.6 million. The decrease was as a result of a net cash outflow of $24.1 million related to our exploration, management services, and general and administrative activities, including the final payment of liabilities and reorganization costs associated with Apex Silver's Chapter 11 proceedings, and a $1.5 million net decrease in the fair value of our investments, partially offset by $3.0 million received in connection with the sale of certain mining concessions in Mexico and $0.6 million received for the sale of an office building in Bolivia. At December 31, 2009 we have no remaining ARS investments.

        If we are able to raise sufficient capital through the Offering, we plan to spend the following amounts during 2010 pursuant to our long term business strategy:

  •
  Approximately $30.0 million to fund the advancement of the Yaxtché deposit at our El Quevar project, including the construction of an underground drift and related infrastructure in order to develop additional information regarding the deposit and prepare a feasibility study, including detailed plant engineering;

  •
  Approximately $6.5 million to fund targeted exploration on several of our exploration properties during 2010, including approximately $1.0 million to complete a first phase drilling program on the Panuco and Muleros targets on our Zacatecas project in Mexico; approximately $2.0 million for exploration activities at the Viejo Campo target and other targets outside of the Yaxtché deposit at El Quevar; and approximately $2.5 million for early stage exploration on our our Palca project in Peru and our Matehuapil and La Pinta projects in Mexico including initial drilling and bulk sampling;

  •
  Approximately $6.0 million on other generative exploration activities and property holding costs related to our remaining portfolio of exploration properties conducted through our principal exploration offices located in South America;

  •
  Approximately $8.5 million on general and administrative costs.

        We plan to fund the long term business strategy expenditures described above from the proceeds of the Offering, from our existing cash and investment balances, from the approximately $7.0 million of annual net cash flow from our management services agreement with San Cristóbal (comprised of the annual fee and bonus, net of reimbursed administrative expenses), from the approximately $5.5 million in net proceeds we received in the Sentient private placement in January 2010, and from an anticipated $2.0 million of interest and other cash receipts during the period.

        A significant portion of the Company's expected 2010 cash inflows are payments to be received pursuant to the San Cristóbal Management Services Agreement. The initial term of the San Cristóbal Management Services Agreement has been extended until June 30, 2010 and thereafter may be terminated at the terminating party's discretion by Golden Minerals Services Corporation with twelve months' prior notice or by Sumitomo with six months' prior notice (or by Sumitomo with three months notice if Sumitomo has sold, directly or indirectly, more than 20% of the subsidiary that owns the mine). If terminated by Sumitomo, Golden Minerals Services Corporation would be entitled to a $1.0 million termination fee. Golden Minerals Services Corporation would not be required to pay a termination fee. Should Sumitomo terminate the San Cristóbal Management Services Agreement on July 1, 2010, the Company will not receive cashflows from the San Cristóbal Management Services Agreement subsequent to December 31, 2010, and the Company will be unable to rely on the San Cristóbal Management Services Agreement as a source of funding for its business plans subsequent to that date.

        If the El Quevar feasibility study is positive, we currently anticipate that at least an additional $65.0 to $85.0 million would be needed beyond 2010 to complete development and construction of an underground mine and processing facility at El Quevar. This is a preliminary estimate and the actual cost may vary significantly. If the project advances to development and construction, we will need to obtain additional financing in addition to the Offering to continue with the execution of our long term business strategy beyond 2010. There can be no assurance that we will be successful raising additional capital in the future on terms acceptable to us or at all. If we are unable to obtain additional capital during 2010, the potential development of the El Quevar project may be delayed.

        If we do not raise sufficient capital, through the Offering or an alternative source of funding, our Board of Directors has approved a short term business plan to be executed in 2010 whereby until such time as additional funding is obtained we plan to make the following expenditures. Pursuant to the approved short term business plan, during the 12 month period ending December 31, 2010, we would expect to spend approximately $5.2 million to fund the advancement of our El Quevar project, which would entail spending approximately $2.6 million on activities during the first quarter of 2010 which were previously committed, $0.8 million in concession option payments to maintain the El Quevar project concessions, $0.5 million for the completion of certain equipment orders and approximately $1.3 million for the last three quarters of 2010 to maintain key project personnel and advance the pre-feasibility engineering and other technical studies. We would expect to spend $7.1 million on our 2010 exploration program including $3.1 million during the first quarter while we complete drilling programs currently underway. Following completion of the first quarter program, all drilling programs would be suspended and, during the remainder of 2010, we would expect to spend approximately $3.3 million to continue generative exploration activities at our principal exploration offices and $0.7 million on property holding costs. During 2010 we would plan to spend approximately $7.5 million on general and administrative costs.

        We believe that we would be able to fund these short term business plan expenditures from our existing cash and investment balances of $9.0 million at December 31, 2009, the net proceeds of $5.5 million received from the Sentient investment completed during January 2010, the approximately $7.0 million of annual net cash flow from the Management Agreement for the services we provide to the San Cristobal mine (comprised of the annual fee and bonus net of direct administrative expenses) and from an anticipated $2.0 million of interest and other cash receipts during the period. This short term business plan would leave us with a projected cash balance of approximately $4.0 million at December 31, 2010.

        As such, our financial statements have been prepared on a going concern basis, under which an entity is considered to be able to realize its assets and satisfy its liabilities in the normal course of business. However, the budgeted amounts described above are not sufficient to fund the completion of the feasibility study for the El Quevar project or to develop and construct a mine if results from the feasibility study are favorable. In addition, to continue as a going concern beyond 2010 and in order to continue significant advancement of the El Quevar project pursuant to our long term business strategy, we will need to complete the Offering or obtain an alternative source of financing. Absent additional financing, we would not have the resources to execute our long term business strategy which may require us to sell assets including the El Quevar project and other exploration properties and substantially reduce or terminate operations.

Critical Accounting Policies and Estimates

        The selection and application of accounting policies is an important process that has developed as our business activities have evolved and as the accounting rules have changed. Accounting rules generally do not involve a selection among alternatives, but involve an implementation and interpretation of existing rules, and the use of judgment, to the specific set of circumstances existing in our business. Discussed below are the accounting policies that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported.

        The discussion below highlights critical accounting policies for the Company. Certain other policies were relevant to Apex Silver in its capacity as the owner of San Cristóbal. See Note 5, "Summary of Significant Accounting Policies," in our Consolidated Financial Statements for a discussion of those policies.

Adoption of Accounting Standards Requiring Retrospective Application and Other Reclassifications

        On January 1, 2009 we adopted certain provisions of ASC 810 "Consolidation" ("ASC 810") related to noncontrolling interests. A noncontrolling interest, formerly called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. The objective of this Standard is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards related to noncontrolling interests. The provisions of ASC 810 have been applied prospectively, except for the provisions related to the presentation of noncontrolling interests, which have been applied retrospectively for all periods presented. We no longer report minority interest in the "mezzanine," but reflect such noncontrolling interests as a component of total equity in the consolidated balance sheets. See Note 18 to the Consolidated Financial Statements for a discussion of noncontrolling interests.

        As a result of the sale of the San Cristóbal mine (see Note 3 to the Consolidated Financial Statements), and per the guidance of ASC 805 "Business Combinations", ("ASC 805") we have retrospectively reclassified historical amounts on the Consolidated Statements of Operations and Comprehensive Income (Loss) for the San Cristóbal mine activity to discontinued operations for all periods presented.

Mineral Reserves

        Mineral reserve estimates involve subjective judgment and are based on numerous assumptions that may later prove to be inaccurate. These estimates include engineering evaluations of assay values derived from samplings of drill holes and other openings. Additionally, changes in the market prices of metals may render certain mineral reserves containing relatively lower grades of mineralization uneconomic to mine. Further, availability of permits, changes in operating and capital costs, and other factors could materially and adversely affect mineral reserves. We have not established proven or probable reserves at any of our exploration properties.

Mineral Properties

        When and if we determine that a mineral property has proven and probable reserves, subsequent development costs are capitalized to mineral properties. When mineral properties are developed and operations commence, capitalized costs are charged to operations using the units-of-production method over proven and probable reserves.

Asset Retirement Obligations

        We record asset retirement obligations in accordance with ASC 410, "Asset Retirement and Environmental Obligations" ("ASC 410"), which establishes a uniform methodology for accounting for estimated reclamation and abandonment costs. According to ASC 410, the fair value of a liability for an asset retirement obligation ("ARO") is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. An offsetting asset retirement cost is capitalized as part of the carrying value of the assets with which it is associated, and depreciated over the useful life of the asset.

Fresh Start Accounting/Reorganization Value

        Due to our emergence from bankruptcy we applied fresh start accounting effective March 25, 2009 in accordance with ASC 805 "Business Combinations" ("ASC 805") and ASC 852 "Reorganizations" ("ASC 852"). ASC 852 requires, among other things, the determination of the reorganization value of the successor upon emergence from bankruptcy. Reorganization value approximates the fair value of the entity, before considering liabilities, and approximates the amount a willing buyer would pay for the assets of the entity immediately after the restructuring. The fair value of our assets was determined with the assistance of a third party valuation expert and a minerals engineering firm, which used available comparable market data and quotations, discounted cash flow analysis, and other methods in determining the appropriate asset fair values.

        Our total equity as of March 25, 2009 reflects our estimated enterprise value following the principles of ASC 852 and ASC 805. As part of our bankruptcy proceedings, an enterprise value ranging from $15 million to $30 million was initially projected based on a blend of valuations using market value multiples for peer companies and an assessment of the underlying values of our mineral properties at the time of the bankruptcy filing. Additional valuation assessments of the fair value of our assets were performed with the assistance of a third party valuation expert and a minerals engineering firm to arrive at our reported equity value at the effective date of $36.5 million. The asset valuations were derived using a combination of income, market and cost approach models depending on the asset. In applying the appropriate valuation model or models, we utilized a variety of economic factors and market data, including discount rates, income tax rates, projections of future metals prices and third party market surveys.

Table of Contractual Obligations

        The following table summarizes our contractual obligations at December 31, 2009:

Contractual Obligations	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
	(in thousands of $)
Operating leases(1)	1,906	338	785	783	—
El Quevar concession payments(2)	143	29	57	57	—	(4)
Purchase option agreement payments(3)	2,850	700	2,150	—	—

(1)
The operating lease obligations are related to our corporate headquarters office. The current lease expires November 2014.

(2)
We make annual maintenance payments of approximately $28,500 to the Argentine federal government to maintain the El Quevar project concessions. These payments include payments for both owned concessions and concessions under purchase option agreements.

(3)
In addition to the annual maintenance payments to the Argentine federal government, we make payments to the current concession owners for the properties under option agreements in order to retain title to the properties. Amounts shown only include the concessions held by Minera El Quevar, which include the Yaxtché zone, our primary area of interest. Payments associated with other concessions at the El Quevar project are not included because exploration success is historically low and we have the right to terminate the payments and release the concessions at any time.

(4)
We cannot currently estimate the life of the El Quevar project. This table assumes that no annual maintenance payments will be made more than five years after December 31, 2009. If we develop a mine at the El Quevar project, we expect that we would make annual maintenance payments of approximately $28,500 per year for the life of the mine.

        From time to time we enter into lease option agreements related to exploration properties that are of interest to us. These agreements typically contain escalating lease payments required to maintain our exploration rights to the property. Such agreements are not included in the above table because exploration success is historically low and we have the right to terminate the agreements at any time.

Off-Balance Sheet Arrangements

        We do not have any off balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

        We invest substantially all of our excess cash in U.S. government and debt securities rated "investment grade" or better. The rates received on such investments may fluctuate with changes in economic conditions. Based on the average cash, restricted cash, investments and restricted investment balances outstanding during the year ended December 31, 2009, a 1% decrease in interest rates would have resulted in a reduction in interest income for the period of approximately $0.1 million.

Foreign Currency Exchange Risk

        Although most of our expenditures are in U.S. dollars, certain purchases of labor, operating supplies and capital assets are denominated in other currencies. As a result, currency exchange fluctuations may impact the costs of our operations. To reduce this risk, we maintain minimum cash balances in foreign currencies and complete most of our purchases in U.S. dollars.

Commodity Price Risk

        One of our primary business activities is the exploration of properties containing silver, zinc, lead, copper, gold and other minerals, As a result, decreases in the price of any of these metals have the potential to negatively impact our ability to establish reserves and develop our exploration properties. None of our properties is in production and we do not currently hold any commodity derivative positions.

BUSINESS AND PROPERTIES

Overview

        We are a mineral exploration and mining services company with a diversified portfolio of precious metals and other mineral exploration properties located in or near the traditional precious metals producing regions of Mexico and South America. Our management team is comprised of experienced mining professionals with over 160 years of combined experience in mineral exploration, mine construction and development, and mine operations. Our principal offices are located in Golden, Colorado at 350 Indiana Street, Suite 800, Golden, CO 80401 and our registered office is the Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801. We also maintain exploration offices in Argentina, Mexico and Peru.

        We are currently focused on advancement of our 100% controlled El Quevar silver project in northwestern Argentina. From the inception of our exploration activities in 2004 through December 31, 2009, we have spent approximately $12.8 million on exploration and related activities at El Quevar. Based on an independent technical report completed in January 2010, there are an estimated 866,000 tonnes of mineralized material at an average silver grade of approximately 412 grams per tonne. See "— El Quevar — Geology and Mineralization." We are engaged in additional drilling, metallurgical analysis and other advanced exploration work at El Quevar, as well as preparation of a feasibility study.

        In addition to El Quevar, we own and control a portfolio of approximately 35 exploration properties located primarily in Mexico and South America. Our 100% controlled Zacatecas silver and base metals project in Mexico is at an intermediate stage of exploration, with four separate target areas on which we are currently conducting exploration activities, including drilling at the Pánuco target. We are also conducting drilling programs to explore several of our other projects, including Elisa de Bordos in Chile.

        Our team of mining professionals also provides mine management services. We currently manage the San Cristóbal silver, zinc and lead mine in Bolivia for Sumitomo.

Company History

        We were incorporated in Delaware under the Delaware General Corporation Law in March 2009, and are the successor to Apex Silver for purposes of reporting under the U.S. Exchange Act. In January 2009, Apex Silver and its wholly-owned subsidiary, Apex Silver Mines Corporation, filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code. In connection with the Plan, Apex Silver sold its interest in the San Cristóbal mine to Sumitomo. Substantially all of Apex Silver's remaining assets, including its various subsidiaries that hold a broad portfolio of exploration properties, were assigned to us.

        Under the Plan, the holders of subordinated notes of Apex Silver received a pro rata distribution of Golden Minerals common stock and cash. Apex Silver's equity holders received no recovery under the Plan, and the ordinary shares of Apex Silver were cancelled in connection with a Cayman Islands liquidation proceeding that was completed in December 2009. Apex Silver and Apex Silver Mines Corporation were also discharged from any and all claims arising prior to the effective date of the Plan, except as provided by the Plan, and all persons holding such claims are enjoined from asserting such claims against Apex Silver, Apex Silver Mines Corporation (now owned by Golden Minerals and renamed Golden Minerals Services Corporation), Golden Minerals and certain third parties, including present and former directors and officers. On December 17, 2009, the Bankruptcy Court for the Southern District of New York entered an Order of Final Decree closing the Chapter 11 case of Apex Silver. A Final Decree closing the Chapter 11 case of Apex Silver Mines Corporation (now named Golden Minerals Services Corporation) was entered on October 16, 2009.

Corporate Structure

        Golden Minerals Services Corporation, our wholly-owned subsidiary headquartered in Golden, Colorado, is the operating entity through which we conduct our business. We also wholly-own a number of subsidiaries organized throughout the world, including in Canada, Mexico, Central America, South America, the Caribbean, Europe, and Australia. We generally hold our exploration rights and properties through subsidiaries organized in the countries in which our rights and properties are located.

        Our activities in Argentina are conducted through our indirect, wholly-owned subsidiaries Silex Argentina S.A., an Argentinean sociedad anónima, and Silex Spain, S.L., a Spanish sociedad limitada, which together own 100% of the capital stock of Minera El Quevar. Minera El Quevar owns or has options to purchase certain concessions comprising the El Quevar project. Silex Argentina S.A. is wholly-owned by Silex Spain, S.L., and Silex Spain, S.L. is wholly-owned by ASM Services S.a r.l., a Luxembourg société à responsabilité limitée, which in turn is wholly-owned by us. Our mining concessions in Mexico are held by our indirect, wholly-owned subsidiaries Minera Largo S. de R.L. de C.V and Minera de Cordilleras S. de R.L. de C.V., each a Mexican sociedad de responsabilidad limitada de capital variable, which are in turn held and operated by Compañia Minerales de Zacatecas, a Mexican sociedad de responsabilidad limitada de capital variable. Compañia Minerales de Zacatecas is wholly-owned by Apex Mexico Holdings, S.L., a Spanish sociedad limitada, which is wholly-owned by ASM Services S.a r.l.

Our Competitive Strengths and Business Strategy

        Our business strategy is to discover, build and operate our own mines and to continue to provide mine development and operations services to mines owned by others. We believe we are well positioned to implement this strategy for the reasons described below.

  •
  Experienced Management Team.    We are led by a team of mining professionals with over 160 years of combined experience in exploration, project development, construction and operations all over the world. Our executive officers have held senior positions at various large mining companies including Cyprus Amax Minerals Company, Phelps Dodge Corporation, Inco Limited, Homestake Mining Company and Kinross Gold Corporation. See "Our Management Team." Our executive team has a proven ability to manage large projects in challenging environments, as evidenced by our successful development, construction and continued operation of the San Cristóbal mine in Bolivia. The San Cristóbal mine, which we currently manage on behalf of Sumitomo, cost approximately $1.0 billion to develop and construct, and is one of the largest silver, zinc and lead mines in the world. We seek to leverage the experience and skill of our management team by providing mine management services.

  •
  El Quevar Advanced Exploration Project.    Our most advanced exploration project, the El Quevar project, is located in the Salta Province in Argentina, a jurisdiction that has established protocols for, and has historically been receptive to, mining investment. The project is situated in an advantageous location, with nearby infrastructure, including natural gas and power, and no community in the immediate vicinity. Based on our exploration work to date, the Yaxtché zone, one of 13 currently identified target areas, appears to be a relatively high grade silver deposit. We also have significant opportunity for expansion as we solely control 19 concessions totaling approximately 64,000 hectares in addition to the concession on which the Yaxtché deposit is located.

  •
  Broad Exploration Portfolio.    In addition to El Quevar, we control a portfolio of approximately 35 exploration properties primarily in certain traditional precious metals producing regions of Argentina, Chile, Mexico and Peru, including several focus properties in the Zacatecas state of Mexico. We have been successful at generating value from the sale or farm-out for cash, stock and/or royalties of certain properties that do not meet our minimum economic requirements for potential advancement.

  •
  Simple Capital Structure.    We do not have any debt, and as of December 31, 2009 we had $8.6 million in cash. Upon the completion of the Offering, we estimate that our net cash proceeds will be approximately $35.3 million, assuming Sentient exercises its pre-emptive right in full but that the Underwriters' over-allotment option is not exercised. While Sentient has indicated to us that it intends to exercise its right in full, we do not currently have a binding commitment from Sentient to purchase any shares. See "Use of Proceeds". In addition, we anticipate that we will receive approximately $6.0 million in net cash flow from our existing management services agreement during 2010. Other than warrants held by Hochschild for the purchase of 300,000 Shares at an exercise price of $15.00, we do not have any options, warrants or other convertible securities outstanding.

Our Management Team

        We are led by a team of mining professionals with extensive experience in exploration, project development, construction and operations in North and South America, Indonesia, Australia and Russia. Our management team has over 160 years of combined experience in exploration, development and operation of mines. Members of our management team have held senior positions at various large diversified mining companies including Cyprus Amax Minerals Company, Phelps Dodge Corporation, Inco Limited, Homestake Mining Company and Kinross Gold Corporation. The management team most recently completed the construction, start-up and ramp-up of the San Cristóbal silver, zinc and lead mine in Bolivia, which it continues to manage for Sumitomo. The construction of the approximately $1.0 billion project completed 12.7 million manhours of work without a lost time accident and the complex two product plant has operated at approximately 15% over its 40,000 tonnes per day design capacity during the fourth quarter of 2009, producing 121,400 tonnes of zinc concentrates and 23,500 tonnes of lead concentrates.

  •
  Jeffrey G. Clevenger, Chairman of the Board of Directors; President and Chief Executive Officer

  Mr. Clevenger has more than 35 years of mining industry experience, primarily at executive officer and senior management levels with Apex Silver, Cyprus Amax Minerals Company and Phelps Dodge Corporation. In addition to leading the team that developed the San Cristóbal mine, he served as Chief Operating Officer and President of Cyprus Amax's integrated copper and molybdenum subsidiary, which produced annually approximately one billion pounds of copper and approximately 60 million pounds of molybdenum. Mr. Clevenger led the effort that resulted in Cyprus Amax being awarded the first tenders in the privatization processes of Peru and Chile, acquiring the Cerro Verde copper mine in Peru and the El Abra copper reserve in Chile. He led the modernization and expansion of Cerro Verde and the $1.0 billion construction of the El Abra mine and solvent extraction/electrowinning circuit. Prior to joining Cyprus Amax in 1992, Mr. Clevenger held various technical, management and executive positions at Phelps Dodge Corporation, including President and General Manager of Phelps Dodge Morenci.

  •
  Robert B. Blakestad, Senior Vice President, Exploration and Chief Geologist

  Mr. Blakestad has more than 35 years of international mineral exploration experience, primarily at executive and senior management levels at Apex Silver, Cyprus Amax Minerals Company and Homestake Mining Company and with experience in North and South America, Australia and New Zealand. Mr. Blakestad directed the exploration programs at Cyprus Amax that discovered the Brocks Creek gold mine and four new orebodies at the Selwyn (Starra) copper-gold mine, both in Australia. At Homestake, he directed exploration efforts resulting in discovery and resource definition of several new deposits, including the Hycroft gold and silver mine in Nevada and the Macreas gold mine in New Zealand. As President and Chief Executive Officer of International Taurus Resources Inc., he built a portfolio of exploration and development properties to include more than 2.5 million ounces in gold resources.

  •
  Jerry W. Danni, Senior Vice President, Corporate Affairs

  Mr. Danni has more than 30 years of domestic and international managerial and operations experience in the mining industry. At Kinross Gold Corporation, he was responsible for corporate direction and oversight of all corporate governance, governmental affairs and environmental, health and safety management systems and processes for all operations worldwide, including Porcupine/

    Hoyle Pond in Ontario, Fort Knox in Alaska, Round Mountain in Nevada, Refugio in Chile, Kubaka in Russia, Paracatu and Crixas in Brazil and Blanket in Zimbabwe. At Kinross he also directed the Reclamation and Operations Business Unit with 10 projects in active reclamation and closure. He directed all aspects of a comprehensive environmental management system at the copper and molybdenum subsidiary of Cyprus Amax Minerals Company, including directing environmental studies and permitting of the El Abra Mine in Chile and the Cerro Verde Mine in Peru. He also directed governmental relations and environmental study programs for two exploration and development projects, Kansanshi in Zambia and Frieda River in Papua New Guinea. At Lac Minerals and Homestake Mining Company, he was responsible for governmental affairs and direction of environmental management systems and processes for their respective global mining activities.

  •
  Robert P. Vogels, Senior Vice President and Chief Financial Officer

  Mr. Vogels has more than 25 years of finance and accounting experience in the mining industry. As corporate controller of Apex Silver, he oversaw implementation of finance and accounting systems for the development, construction and operation of San Cristóbal. He served as project controller for one and a half years for the Goro nickel project in New Caledonia, overseeing the expenditure of over $1.0 billion in connection with the development and construction of the project. Mr. Vogels acted as lead financial analyst and later as site controller for five years for Cyprus Amax's El Abra copper mine in Chile.

        For a more detailed description of the backgrounds of our executives, see "Management — Executive Officers of Golden Minerals" in this prospectus.

        In addition to the executives described above, we rely on the consulting services of Terry L. Owen, our former Senior Vice President. See "Certain Relationships and Related Party Transactions — Arrangement with Mr. Owen". Mr. Owen has more than 30 years of experience in mine development, construction and operations, primarily at executive and senior management levels with Apex Silver, Cyprus Amax Minerals Company and Freeport McMoran. In addition to the development, construction and operation of the San Cristóbal mine, Mr. Owen has had a leadership role in the development of more than 20 mining projects in 10 different countries. These projects include the construction of the $1.0 billion El Abra copper mine and solvent extraction/electrowinning circuit in Chile, the modernization and expansion of the Cerro Verde copper mine in Peru, the construction of the Fort Knox gold mine in Alaska, the construction of the Kubaka gold mine in Far East Russia, the expansion of the Henderson underground block cave molybdenum mine in Colorado and the modernization of the related ore transport system, the completion of the Grasberg expansion and several other major capital projects and expansions at Freeport McMoran Inc.'s gold and copper mines in Indonesia and service as Vice President and Assistant General Manager of those operations.

        Mr. Owen resigned from his positions as Senior Vice President of Golden Minerals and President of Golden Minerals Services Corporation effective January 1, 2010.

El Quevar

Location and Access

        Our El Quevar silver project is located in the San Antonio de los Cobres municipality, Salta province, in the Altiplano region of northwestern Argentina, approximately 300 kilometers by road northwest of the city of Salta, the capital city of the province. The project is also accessible by a 300 kilometer dirt and gravel road from the city of Calama in northern Chile. The village of Pocitos, located about 20 kilometers to the west of El Quevar, is the nearest settlement with approximately 150 inhabitants. A high tension power line is located approximately 40 kilometers from the site, and a high pressure gas line devoted to the mining industry and subsidized by the Salta government is located within 20 kilometers of El Quevar. We have established a camp approximately 10 kilometers west of the project, which currently houses approximately 45 workers.

        The El Quevar project is located near Nevado Peak with altitudes on the concessions ranging from 3,800 to 6,130 meters above sea level. The climate of the area is high mountain desert, with some precipitation in summer (as snow) and little snow in winter. The map below shows the location of the El Quevar project.

Property History

        Mining activity in and around the El Quevar project dates back at least 80 years. Between 1930 and 1950, there was lead and silver production from small workings in the area. We do not have production records from that period. The first organized exploration activities on the property occurred during the 1970s, although no data from that period remains. Over the last 30 years, several companies have carried out exploration activity in the area, including BHP Billiton, Industrias Peñoles, Mansfield Minerals and Hochschild Mining Group, consisting primarily of local sampling with some limited drilling programs in the area.

Title and Ownership Rights

        The El Quevar project is comprised of 20 concessions, including 14 exploitation concessions and six exploration concessions. In total, the El Quevar project encompasses approximately 64,000 hectares.

        The area of most of our exploration activities at El Quevar is within the concessions that are owned or controlled by Minera El Quevar, our indirect wholly-owned subsidiary. Prior to January 2010, Minera El Quevar was jointly owned by us and an Argentine subsidiary of Hochschild, a publicly traded Peru-based mining company. In January 2010, we purchased Hochschild's 35% interest and became the sole owner of

Minera El Quevar. See "Management's Discussion and Analysis and Result of Operations — Hochschild Transaction."

        Three of the concessions near the primary Yaxtché target are subject to options to purchase from the existing third-party concession owners. One option agreement covers the El Quevar II concession and one-half of the Castor concession, and another option agreement covers the Nevado I concession. Our remaining payments on those option agreements are set forth below:

El Quevar II/Castor		Nevado I
Amount	Date	Amount	Date
$500,000	March 16, 2010	$200,000	June 22, 2010
$1,100,000	March 16, 2011	$300,000	June 22, 2011
		$750,000	June 22, 2012

        We intend to make the remaining option payments assuming funding is available and the results of our additional drilling and planned feasibility work are promising. Upon making the final option payment, Minera El Quevar will acquire all of the optioning party's rights in the concessions. If we continue to make the payments in a timely fashion, our ability to purchase the concession rights may not be revoked by the existing concession owners.

        In addition, under the terms of the option agreements, we are required to pay a 1% net smelter return royalty on the value of all metals extracted from the El Quevar II or Nevado I concessions and one-half of the minerals extracted from the Castor concession. We are also required to pay a 3% net smelter return royalty to the Salta province. To maintain the concessions, we make yearly aggregate rental payments to the Argentine government of approximately $28,500.

        The surface rights at El Quevar are controlled by the Salta Province. There are no private properties within the concession area. To date, no issues involving surface rights have impacted the project.

  Preliminary Exploration Activities

        We initiated exploration at El Quevar during 2004, and through December 31, 2009 we have spent approximately $12.8 million on exploration and related activities. Through December 31, 2009, we completed 195 diamond drill holes totaling approximately 38,500 meters. Approximately 141 of the holes intersected significant silver mineralization (see "— Geology and Mineralization").

        In 2008, we built a camp approximately 10 kilometers west of the project site to accommodate a work force of approximately 75 people, which currently relies on power generated from two diesel-powered generators. Water for camp use is pumped from a 100-meter deep well in the alluvial fan at the camp, and additional water can be supplied by drilling more wells. Our camp has sufficient infrastructure for expansion to project development and production stage capacity.

  Geology and Mineralization

        The geology of the El Quevar project is characterized by silver-rich veins and disseminations in Tertiary volcanic rocks that are part of an eroded stratovolcano. Silver mineralization at El Quevar is hosted within a broad, generally east-west-trending structural zone and occurs as a series of north-dipping parallel sheeted vein zones, breccias and mineralized faults situated within an envelope of pervasively silicified brecciated volcanic rocks and intrusive breccias. There are at least three sub-parallel structures that extend for an aggregate length of approximately 12 kilometers. Several volcanic domes (small intrusive bodies) have been identified and mineralization is also found in breccias associated with these domes, especially where they are intersected by the structures. The silver mineralization at the Yaxtché zone is of epithermal origin. The cross-cutting nature of the mineralization, the assemblage of sulfide and alteration minerals, and the presence of open spaces with euhedral minerals, all point to an origin at shallow to moderate depths (a few hundred meters below surface) from hydrothermal solutions.

        Our work to date has identified at least 13 potential zones of mineralization at the El Quevar project. As of December 31, 2009, we completed approximately 38,500 meters of diamond drilling in 195 drill holes. Of these holes, 168 were drilled to test the main Yaxtché zone for potential mineralization, with 141 of the Yaxtché holes intersecting significant silver mineralization. Our work indicates that the Yaxtché central zone is at least 650 meters in strike length, with other drilling results to the east and west indicating a total length of more than 1,900 meters, and between 40 to 150 meters in width. Our drilling further indicates that the silver mineralization is continuous laterally and to depths of 250 to 300 meters below surface in the main area. The zone appears to be faulted on the east and west ends, but geological mapping and a geophysical survey suggest that the zone has been faulted down and preserved, and is continuous in both directions.

        Set forth below are the results of three independent technical reports on the Yaxtché deposit.

February 2009 Technical Report

        Technical reports for the El Quevar project were prepared, dated February 27, 2009, by SRK Consulting (US), Inc. ("SRK") in accordance with the requirements of the SEC's Guide 7 and Canadian NI 43-101. Data from the 78 diamond drill holes then drilled was used as the data base for the report. The SRK estimate was based on the assumption that sulfide and mixed sulfide/oxide material would be mined by underground methods and oxide material would be mined from an open pit. Due to the higher mining costs associated with underground mining, the cut-off grade for mixed and sulfide material was significantly higher than the cut-off grade for oxide. The estimate assumed 65% recovery for oxide material, 90% recovery for mixed oxide and sulfide material, and 95% for sulfide material.

        According to the February 2009 SRK technical report, estimated mineralized material in the Yaxtché zone, assuming a price of $12.00 per ounce of silver, was as follows:

Material	Cut-off grade (g/tonne)	Tonnes (000s)	Average silver grade (g/tonne)
Oxide	85	304	168
Mixed	120	156	237
Sulfide	120	939	197
Total		1,399	195

        "Mineralized material" as used in this prospectus, although permissible under SEC Industry Guide 7, does not indicate "reserves" by SEC standards. We cannot be certain that any part of the Yaxtché deposit will ever be confirmed or converted into SEC Industry Guide 7 compliant "reserves." You are cautioned not to assume that all or any part of the mineralized material will ever be confirmed or converted into reserves or that mineralized material can be economically or legally extracted.

October 2009 Technical Report

        During 2009, we continued to conduct exploratory drilling on the El Quevar concessions and the Yaxtché zone in particular. Using this additional drilling data, CAM prepared updated technical reports for the El Quevar project. The reports, completed in October 2009, were prepared in accordance with the requirements of the SEC's Guide 7 and Canadian NI 43-101. We engaged CAM to prepare the updated technical reports, rather than SRK, because of CAM's experience in assessing narrow vein deposits, which we expect to be the type of deposit at El Quevar based on preliminary drilling results. A 141 diamond drill hole database was used in the CAM resource estimates, which include 63 additional drill holes that were not present in the database used by SRK Consulting in its February 2009 report. The additional drill holes include infill drilling in the Yaxtché central zone and holes in the east and west extensions of the Yaxtché central zone.

        The CAM resource estimate assumes selective underground mining with continuity along strike and down dip supported by geologic interpretation of all holes logged to date in the mineralized zone, as compared to the February 2009 SRK estimate which assumed open pit mining of surface oxide materials. The CAM estimate was prepared on the assumption that all mineralized material would be mined by underground methods.

        According to the October 2009 CAM technical report, estimated mineralized material in the Yaxtché zone, at a cut-off grade of 100 grams of silver per tonne, was as follows:

Tonnes (000s)	Average silver grade (g/tonne)
310	430

        "Mineralized material" as used in this prospectus, although permissible under SEC Industry Guide 7, does not indicate "reserves" by SEC standards. We cannot be certain that any part of the Yaxtché deposit will ever be confirmed or converted into SEC Industry Guide 7 compliant "reserves." You are cautioned not to assume that all or any part of the mineralized material will ever be confirmed or converted into reserves or that mineralized material can be economically or legally extracted

January 2010 Technical Report

        We continued to conduct exploratory drilling at the Yaxtché zone throughout 2009. The additional drill holes include infill drilling in the Yaxtché central zone and holes in the east and west extensions of the Yaxtché central zone. Utilizing this additional infill and step-out drilling, CAM prepared updated technical reports for the El Quevar project. The reports, completed in January 2010, were prepared in accordance with the requirements of the SEC's Guide 7 and Canadian NI 43-101.

        Data from 156 drill holes was used in the January 2010 estimate. Consistent with CAM's October 2009 estimate, the January 2010 resource estimate assumes highly selective underground mining with continuity along strike and down dip supported by geologic interpretation of almost all holes logged to date in the mineralized zone. We have assumed concentration by flotation.

        According to the January 2010 CAM technical report, estimated mineralized material in the Yaxtché zone at a cut-off grade of 100 grams of silver per tonne was as follows:

Tonnes (000s)	Average silver grade (g/tonne)
866	412

The cut-off grade of 100 grams of silver per tonne is consistent with a silver price of $14.35 per ounce, the three-year historic average price.

        "Mineralized material" as used in this prospectus, although permissible under SEC Industry Guide 7, does not indicate "reserves" by SEC standards. We cannot be certain that any part of the Yaxtché deposit will ever be confirmed or converted into SEC Industry Guide 7 compliant "reserves." You are cautioned not to assume that all or any part of the mineralized material will ever be confirmed or converted into reserves or that mineralized material can be economically or legally extracted.

  Sampling

        Through December 31, 2009, we completed 195 diamond drill holes totaling approximately 38,500 meters. Drill cores are maintained in a locked facility at the El Quevar campsite before and after splitting. Golden Minerals personnel were responsible for logging, sampling, splitting, and shipping core to the laboratory facilities. The insertion of standards and blanks is carried out at the project site, while the duplicate coarse rejects and pulps are selected by each commercial laboratory. El Quevar samples have been analyzed at two independent laboratories. The quality assurance/quality control program used at El Quevar includes regular insertion and analysis of blanks and standards to monitor laboratory performance. Blanks are used to check for contamination and standards are used to check for grade-dependent biases. Duplicate samples are used to monitor sample batches for potential sample mix-ups and to monitor the data variability as a function of laboratory error and sample homogeneity.

  Metallurgical Analysis

        We have completed preliminary metallurgical analyses of core samples from the El Quevar project. This preliminary work was focused on determining the response to various types of processing and recovery methods, including whole ore cyanidation, sulfide flotation, and a combination of cyanidation of flotation concentrates and tailings leach. As drilling activities at El Quevar have continued, our understanding of the orebody has increased. We are in the process of conducting an additional and more comprehensive metallurgical study using composite samples derived from drill cores collected at various locations along the Yaxtché central and western zones. We believe this study will give us a more reliable and conservative estimate of ore grade values than does metallurgical sampling of individual cores with high ore grade values. We also expect that the metallurgical study will detect the presence of any elements that could make ore extraction and processing more difficult or costly. We expect to complete this metallurgical study in the first quarter of 2010.

  Underground Exploration and Feasibility Study

        We are currently conducting additional drilling to better define the resource in the western extension of the Yaxtché zone and to obtain further information on the continuity of mineralization. We expect additional drilling will also be conducted on selected targets in the project area, including the Viejo Campo target (see "— Viejo Campo"). All of the drilling is designed to support feasibility work for the El Quevar project.

        In July 2009, we engaged independent consultants to assist with pre-feasibility work, including metallurgical analysis and engineering studies, and preparation of a feasibility study for the development of the Yaxtché zone. After consultation, we determined to proceed with a feasibility study that includes the construction of underground workings to develop additional information regarding the continuity of the ore grade material inside the mineralized corridor and to better define the stoping characteristics and operating costs for the length of the Yaxtché zone. Work to date indicates that underground mining of the Yaxtché zone should be more economically feasible than open pit mining methods. We believe that underground investigation will provide us with more accurate and conservative data than relying solely on drilling results. Moreover, costs spent on underground workings will not be duplicated in the event the project goes into further development and production, as we intend to construct the necessary infrastructure to be sufficient in both size and quality so as to permit its use in the event the project goes into further development and production.

        Underground exploration workings will include a ramp system that will intersect the ore zone at two locations 350 meters apart, along strike, and at a depth of approximately 200 meters. We expect the underground workings to consist of approximately 1,000 meters of four meter by five meter decline with all supporting excavations, ventilation, accesses, sumps, muck bays, and load center excavations. The surface work will consist of excavating approximately 112,000 cubic meters of material, developing an access road, and construction of the required mine site buildings (additions to these facilities would be required if the El Quevar project were to proceed to production). The camp will also be expanded to accommodate an additional 25 workers. Preliminary construction activities in connection with the construction of the underground drift commenced in the first quarter of 2010.

        The underground drift is expected to encounter two veins of mineralized material in the Yaxtché zone. We anticipate that data achieved shortly after the first vein access, which we expect to encounter near the end of the third quarter 2010, will provide sufficient data for us to complete a feasibility study for the Yaxtché zone in the fourth quarter of 2010.

  Viejo Campo

        In addition to the Yaxtché zone, we are continuing to explore other potential zones of mineralization at the El Quevar project, including the Viejo Campo target. In October 2008, we entered into an option agreement to acquire the Viejo Campo concession with Salta Exploraciones S.A. ("SESA"), from whom we optioned the Castor and El Quevar I concessions. Under the terms of the Viejo Campo option agreement, we can earn a 60% interest in the Viejo Campo concession after making $600,000 in payments to SESA and a $1,000,000 investment on the concession in the amounts and by the dates set forth below:

Viejo Campo Payment		Viejo Campo Investment
Amount	Date	Amount	Date
$50,000	October 27, 2009	$150,000	October 27, 2009
$100,000	October 27, 2010	$250,000	October 27, 2010
$200,000	October 27, 2011	$250,000	October 27, 2011
$200,000	October 27, 2012	$350,000	October 27, 2012

        In addition to the required payments shown above, we paid $50,000 upon execution of the agreement. We have also completed the first investment of $150,000 which was due in October 2009. Subject to the availability of funding and the results of our additional drilling, we intend to make all remaining payments and investments. Upon completing our payment and investment obligations, we will acquire a 60% interest in the Viejo Campo concession and have an option to increase our interest to an 80% interest by paying an additional $250,000 and completing a feasibility study at Viejo Campo within three years from the exercise of the option. If we do not exercise our option to increase our interest in Viejo Campo to 80%, SESA has the ability to convert its 40% interest into a 3% net smelter return royalty on precious metal produced from Viejo Campo and a 1% net smelter return royalty on the remaining metals produced from Viejo Campo, although we have a right to buy back half of those royalty interests at amounts set forth in the option agreement.

        An initial drilling program has recently been completed at the Viejo Campo concession where two hydrothermal breccia structures, the Jenna and the Pamela structures, have been identified. The Viejo Campo concession is approximately six kilometers northwest of the main Yaxtché zone. The Jenna structure is approximately 600 meters in strike length. The Pamela structure has an exposed strike length of approximately 150 meters. Preliminary results from diamond drill holes completed as part of a first stage drill program at the Viejo Campo concession have returned silver values. We expect additional assays to be reported in early 2010.

  Advancement of El Quevar

        We anticipate spending approximately $30.0 million during 2010 in connection with the advancement of the Yaxtché deposit at El Quevar for engineering, construction and related costs associated with the underground drift and preparation of the feasibility study. We also expect to spend approximately $2.0 million for drilling and other exploration activities outside of the Yaxtché zone, notably in the Viejo Campo target.

        While we currently expect to proceed with the construction of the underground drift and preparation of the feasibility study as projected, the plan contains a number of "stop/continue" points, such as the completion of a hydrology study, close-spaced confirmation drilling results and first vein access. If it is determined at any one of those points that the project is not economically viable, our costs will be limited to costs incurred up to that point, with the exception of any prepaid expenses or supply purchase commitments.

        We currently estimate that at least an additional $65.0 to $85.0 million would be required following completion of the feasibility study anticipated in the fourth quarter 2010. The actual amount required could vary substantially from this estimate based on the final results of the feasibility study. If the project advances to development and construction, we will need to obtain additional external financing. This estimate is part of an internal study prepared under the direction of Robert Blakestad, our Senior Vice President, Exploration and a Qualified Person as defined in NI 43-101, and is not supported by a technical report compliant with NI 43-101. We currently plan to spend approximately $30.0 million on the advancement of El Quevar, prior to establishing the economic viability of the project in a NI 43-101 compliant technical report. There can be no assurance that such expenditures will demonstrate the economic viability of the project.

  Environmental Liability and Permitting

        The El Quevar project is inside the Reserva Natural Los Andes, which was established principally to provide habitat for local wildlife. However, the reserve is designated for multiple uses, including mineral exploration and mining. The holder of any mineral concession in Salta province must submit an Environmental Information Report prior to exploration or mining activity. This report must be re-submitted every two years. There are three levels of permitting: prospecting, drilling and exploration, and mineral production.

        We have obtained all necessary permits for our current exploration activities at the El Quevar project. In order to construct the underground drift and related workings as described above, we will be required to obtain a permit from the Mining Secretary of the Salta Province, Argentina. We have had an initial meeting with the Mining Secretary regarding the permit and we do not expect the issuance of the permit to delay the construction of the underground drift.

        If the El Quevar project proceeds to development and construction, we will be required to obtain numerous additional permits from national, provincial and municipal authorities in Argentina. We have selected a contractor and have initiated the environmental baseline studies and environmental impact assessment process required to support the permits necessary for construction and operations. While we are not aware of any significant obstacle to obtaining the required permits, we have not yet formally begun to seek the necessary approvals.

  Republic of Argentina

        The Republic of Argentina is a federal republic located in South America and bordered by Chile, Bolivia, Paraguay, Brazil and Uruguay. The federal government coexists with the governments of 23 provinces and one autonomous city, Buenos Aires. Each province regulates its own administrative, legislative and judicial structure, complying with the republican system of government and the division of powers.

Certain Laws Affecting Mining in Argentina

        According to Argentine law, mineral resources are subject to regulation in the provinces where the resources are located. Each province has the authority to grant exploration permits and exploitation concession rights to applicants. The Federal Congress has enacted the National Mining Code and other substantive mining legislation, which is applicable throughout Argentina, however, each province has the authority to regulate the procedural aspects of the National Mining Code and to organize the enforcement authority within its own territory.

        In the province of Salta, where the El Quevar project is located, all concessions are granted by a judge in the Salta Mining Court. The types of mineral concessions relevant to the El Quevar project are exploration concessions and exploitation concessions. Exploration concessions are granted for up to 1,100 days depending on the size of the claim. The size of an exploration claim must be reduced periodically unless the owner applies to the Mining Court to convert it, or at least part of it, to an exploitation concession. Exploration concessions are subject to a yearly payment (canon), which is fixed each year by the federal government. For 2009, we have paid a total of approximately $28,500 to maintain our El Quevar exploration concessions. An exploration plan must be filed for each exploration concession along with an environmental report that must be approved by the provincial mining authority. Additional environmental reports are required on a bi-annual basis while the exploration concession is valid. Upon expiration of the exploration concession, all data and documentation from the activities carried out on the concession must be filed with the provincial mining authority.

        Exploitation concessions may be granted if any mineral discovery is made either by the concessionaire or authorized third parties. Exploitation concessions are also subject to a yearly de minimis payment fixed by the National Ministry of Economy. An exploitation concession may be maintained indefinitely by timely payment of annual fees, capital investment, and continuity of work program (exploration, infrastructure, or mining). In addition to the annual payment of maintenance fees, metals mines in the Salta Province are subject to a net smelter return royalty of 3% of metals produced.

Taxes in Argentina

        Argentina has a federal income tax rate of 35%, and the income tax law allows for a five year carryforward of net operating losses. Argentina has several taxes in addition to income tax. The more significant taxes include i) a Value Added Tax ("VAT") charged at a general rate of 21% for all goods and services provided in Argentina, as well as for imports into Argentina, unless specifically exempted; ii) an import duty for certain goods and services entering the country; iii) a provincial gross receipts tax applied to non-exported sales transactions in addition to VAT; iv) a minimum presumed tax equivalent to 1% of the total asset value of an entity; and v) a wealth tax of 0.5% of the equity value of an entity. For the metals extraction business, there is a 5% royalty on the value of the mineral extracted. Also, for exported minerals, Argentina imposes an export tax of 5% for silver dore and 10% for silver concentrates.

        The tax laws applicable to exploration, prospecting, development, and mining extraction, as set forth in the Argentina Mining Investment Law, provide for significant benefits to the general tax system for those companies inscribed under this law and which meet certain conditions. These benefits include: i) fiscal stability; ii) double deductions for certain mining costs; iii) accelerated amortization for certain project costs; iv) import duty exemptions; v) an exemption from the minimum presumed tax described in the previous paragraph and vi) a decrease from 5% to 3% on the royalty on mineral extracted. A fiscal stability agreement with the federal government can be obtained with a term of 30 years from the date a project's economic feasibility is presented along with the corresponding application. During the 30 year term, in general, a party to such an agreement with the federal government will neither be subject to new taxes or increases in tax rates, nor suffer the elimination of tax exemptions or deductions. However, a fiscal stability agreement does not limit changes in VAT, contributions to the social security system, or indirect taxes, and it does not impede the government from extending rules passed for a specified term or exempt the government from eliminating tax exemptions that have a scheduled date of expiration. Also, VAT paid on the import and purchase of goods and services used to carry out exploration activities that remains as a credit for greater than 12 years, may be refunded. Argentina also allows for the exemption from import duties when importing capital goods and special equipments or components, spare parts of said goods, or leased goods used to carry out mining and exploration activity defined by the Mining Department.

        As mentioned in the preceding paragraph, one of the benefits from the Argentina Mining Investment Law given to mining companies is a double deduction on certain mining related costs. If we begin production at El Quevar, activities such as prospecting, exploration, special studies of mineralogy, metallurgy, feasibility and pilot plant studies may be offset 100% against taxable profits, and such costs may also be depreciated for tax purposes. In addition, we may benefit from tax depreciation on an accelerated basis on investments in infrastructure, machinery, equipment and vehicles used in developing production capacity or carrying out new mining projects.

Other Exploration Properties

        In addition to El Quevar, we own and control a portfolio of approximately 35 exploration properties located primarily in South America and Mexico. In evaluating whether an exploration project warrants potential future development, we establish minimum requirements for reserves and annual saleable metal production rates and estimated mine development, capital and operating cost requirements. We seek to generate value from exploration properties that do not satisfy our minimum economic requirements through sale or farm-out of the property to a third party, and/or through retaining a royalty interest.

        The following disclosure regarding the Zacatecas project and our other exploration properties is a summary prepared by Robert Blakestad, M.Sc., P. Geo, L.P.G., Senior Vice President, Exploration and Chief Geologist of Golden Minerals. Mr. Blakestad is a Qualified Person in accordance with National Instrument 43-101 and is not independent of Golden Minerals.

        The map below shows the location of some of our projects:

        We expect to spend approximately $5.0 million of the net proceeds from this Offering to advance our portfolio of exploration projects during 2010. The table set forth below describes the amount and purpose of our contemplated expenditures.

Property	Anticipated Spending During 2010 (millions)	Anticipated Exploration Activities
Mexico
Zacatecas — Muleros and Pánuco Targets	$1.0	Drill programs consisting of 10 to 15 drill holes and related analytical work
Matehuapil — Rabioso Target	$1.0	Initial drill program consisting of 10 to 15 drill holes totaling 3,000 meters and related analytical work
La Pinta	$1.0	Initial drill program consisting of 10 to 15 drill holes totaling 3,000 meters and related analytical work
Argentina
El Quevar (other than Yaxtché target)	$1.5	Drill program at the Viejo Campo concession and other targets totaling approximately 10,000 meters and related analytical work
Peru
Palca	$0.5	Initial drill test of 10 holes totaling 3,000 meters and related analytical work
Total	$5.0

        The exploration expenditures in the table above assume that we receive at least $35.0 million in net proceeds from this offering and the exercise by Sentient of its pre-emptive right. If actual proceeds received are lower than anticipated, we intend to decrease our proposed spending on our exploration properties. See "Use of Proceeds."

  Zacatecas (Mexico)

        Our 100% controlled Zacatecas silver and base metals project in Mexico is in an intermediate stage of exploration. Although we believe that the Zacatecas project may contain significant silver and/or other mineralization, we have not completed a feasibility study on the property, and the property may not advance further.

  Location and Access

        The Zacatecas project surrounds the municipalities of Zacatecas, Veta Grande, Guadalupe, Pánuco, and Morelos in the state of Zacatecas, Mexico. All of our Zacatecas properties can be easily reached within 10 kilometers from the city of Zacatecas by paved and dirt roads. A location map is shown below.

ZACATECAS PROPERTY LOCATION
RIO GRANDE
Microondas Project
SOMBRERETE
SAIN ALTO
Presa Cazadero
MEXICO
ZACATECAS STATE
GULF OF MEXICO
N
VILLA DE COSS
FRESNILLO
VILLA GONZALEZ
ZACATECAS PROJECT
SAN LUIS POTOSI
Santa Rosa Project
VICTOR ROSALES
PANUCO
ZACATECAS CITY
TRANCOSO
PANFILO NATERA
San Jeronimo Project
GARCIA SALINAS
OJO CALIENTE
EXPLANATION
PAVED ROADS
POWER LINES
CITIES, TOWNS
RAILROAD
40 Km

  Title and Ownership Rights

        We own or control approximately 180 concessions totaling approximately 14,850 hectares in the Zacatecas project. Of these concessions, all but four are currently owned exclusively by us, and the remaining four concessions are under our exclusive control under purchase options with private third-party owners. The purchase options require option payments of $53,000 due in 2009, $72,500 in 2010, $375,000 in 2011 and $204,000 in 2012. To maintain all of the concessions, we also pay approximately $62,500 per year to the Mexican government. We are party to a finder's fee agreement with an individual, which requires that we pay a 1% net smelter return royalty on any mineral production from certain of our Zacatecas claims.

  Property History

        The Zacatecas Mining District is located in the central part of Mexico, in the Faja de Plata mineral belt. A map of the mineral belt is shown below. Production from the Zacatecas district is estimated by the Mexican Federal Mining Agency to exceed 750 million ounces of silver. Investors are cautioned that the existence of mining operations or mineral deposits on adjacent properties is not indicative of whether mineral deposits occur on our properties.

MEXICO
Gulf of Mexico
Pacific Ocean
PARRAL
SAN FRANCISCO DEL ORO
GUANACEVI
PITARRILLA
SANTA ISABEL
MONTERREY
TORREON
SAN SEBASTIAN
AVINO
DURANGO
MICROONDAS
SAN MARTIN
FRESNILLO
ZACATECAS
EL SAUCITO - JUANICIPIO
ZACATECAS DISTRICT
SANTA ROSA
REAL DE ANGELES
ABALENA
SAN LUIS POTOSI
AGUASCALIENTES
GUANAJUATO
PRODUCER
ADVANCED PROJECTS
GOLDEN MINERALS PROJECTS
0
150
KILOMETERS

  Exploration Activities

        From 1994 to 2005, we performed sporadic reconnaissance work on some of the Zacatecas concessions, including taking approximately 2,000 surface samples. In 2006, we began systematic reconnaissance work on all concessions that we controlled. On the basis of this and the previous work, we identified the Muleros, El Cristo and San Manuel-San Gil areas of interest. In these areas, we performed more detailed mapping work, as well as trenching and detailed sampling, and in the Muleros area, we completed a two-stage diamond drilling program of 37 holes totaling approximately 6,800 meters. We have also recently identified a fourth target area, the Pánuco target, which is located in the northeastern part of the Zacatecas district about 10 kilometers east of the Muleros area. We believe that each of the target areas has potential for the discovery of silver with associated base metals and gold. We have spent approximately $9.8 million through December 31, 2009 on exploration and property acquisition in the Zacatecas district.

  Geology and Mineralization

        At a regional level, the Zacatecas Mining District is located within the physiographical provinces of the Western Sierra Madre and the Central Plateau. The basement rock units in the area include the metamorphic rocks of the Zacatecas Formation of Upper Triassic age. Overlying these rocks are the volcano-sedimentary units of the Chilitos Formation of Upper Jurassic-Lower Cretaceous age. During the Tertiary period, a polymictic conglomerate known as the "Red Zacatecas Conglomerate" was discordantly deposited, and overlying this, andesitic to rhyolitic flows and tuffs were deposited. All units are intruded by small stocks and plugs of rhyolitic to andesitic composition.

        The Zacatecas Formation is composed of a sequence of sericitized phyllites and metamorphosed shales, sandstones, conglomerates and limestones. These rocks are host to some veins such as those of the El Bote vein system and the deeper portions of the Mala Noche vein system.

        The Chilitos Formation of Upper Jurassic-Lower Cretaceous age is a volcano-sedimentary sequence made up of massive and pillowed lavas of basaltic-andesitic composition with intercalations of sedimentary, volcaniclastic and calcareous rocks, metamorphosed to greenschist facies. This sequence is locally thrust over the Zacatecas Formation and is the main host rock for mineral systems in several mining districts in the region, including Zacatecas and Fresnillo.

        During the Oligocene-Miocene period, extensive deformation occurred that produced normal faulting, forming grabens and horsts bearing generally north-northeast/south-southwest. It was during this phase of deformation that most of the epigenetic mineral deposits were formed.

        In the four target areas identified by us, rocks of the Chilitos Formation are host to the veins. The four main target areas — Muleros, Pánuco, El Cristo and San Manuel-San Gil — are described in more detail below.

  Muleros Area

        Located in the northern part of the Zacatecas Mining District, the Muleros area covers an area of roughly 1,800 meters by 2,400 meters, where four sub-parallel epithermal vein-faults outcrop. The veins are composed of quartz and calcite, and contain silver mineralization associated with minor antimony and lead and zinc. The main vein system bears N40° to 70°W and dips 60° to 85° mainly to the southwest, with thicknesses that vary from 0.1 meters to 6.2 meters, and lengths from 1,000 to 2,500 meters, with shorter offshoots. The total length of all the outcropping veins is about 6,500 meters, and of the inferred veins (i.e., those that do not continuously outcrop) is 2,100 meters, with an average width of 1.33 meters. From 2006 to the present, we have taken approximately 1,100 surface samples from outcrops and trenches.

        At Muleros, we have drilled 37 diamond drill holes totaling approximately 6,800 meters. There were two stages of drilling. The first program was carried out with a total of 3840 meters distributed over 31 short bore holes. The purpose of this program was to determine the structural behavior of the veins, the vein textures and the geochemistry at a vertical depth of about 100 meters from the surface. The second program was carried out with a total of 2976 meters distributed over six boreholes. These holes were deeper tests (over 300 meters in depth), meant to intersect the veins in a postulated zone of high grade mineralization. The results indicate that the dip of the veins changed, becoming less steep than indicated at the surface and the intersections were less deep than planned (meaning they may have intercepted the upper part of a possible zone). Results from this drilling returned narrow intercepts of silver mineralization. Our results to date indicate that the more promising part of the Muleros target may be in the southeastern part of the area.

        We anticipate conducting an additional drill program during the second quarter of 2010 consisting of 10 to 15 holes at a cost of approximately $500,000 to further test this area. If the results of this program warrant further exploration, we intend to conduct a more extensive drilling program.

  Pánuco Area

        The Pánuco target area is located in the northeastern part of the Zacatecas district about 10 kilometers east of the Muleros area and is comprised of two main veins hosted in sedimentary rocks that outcrop for an aggregate of about 5 kilometers in a northwesterly direction. Vein widths range from one to three meters. Several small pits indicate mining of silver from oxidized surface rocks during Colonial times. There has been no modern exploration at Pánuco. We have mapped the area in detail and collected approximately 400 samples from the veins and wall rocks.

        We are currently conducting a first phase drill program consisting of 10 diamond core holes totaling about 2000 meters at an estimated cost of approximately $350,000. If the results from this work appear promising, we intend to conduct additional drilling and analytical work to advance the project in 2010.

  El Cristo Area

        Located in the central portion of the Zacatecas Mining District, the El Cristo area covers a surface area of 800 meters by 2000 meters, where five sub-parallel epithermal quartz-calcite veins outcrop. These veins correspond to the northwestern extension of the Vetagrande vein system. From 2006 to October 2008, we took approximately 1,017 surface samples from outcrops and trenches, of which 516 are from the veins. These samples have returned silver and gold values, with anomalous values in copper, lead and zinc. The average vein width is 1.5 meters. The main vein system bears N50 to 60? W and dips 60 to 80? SW, with thicknesses varying from 0.15 meters to 5.0 meters, and lengths from 500 to 2400 meters, with shorter offshoots. The total length of the outcropping veins and their respective offshoots is approximately 8,000 meters.

        The area has been mapped at a 1:2,500 scale and we completed an environmental impact report in June 2007. We have planned an exploration program during 2010 including 3,000 meters of diamond drilling at an estimated cost of approximately $500,000.

  San Manuel-San Gil Area

        Located in the central portion of the Zacatecas Mining District, the San Manuel-San Gil area covers an area of 8 square kilometers, where sub-parallel epithermal veins and alteration zones outcrop. The main vein system bears N60W to East-West and dips to the north and south, with thicknesses varying from 0.10 meters to 7 meters, and lengths from 400 to 1400 meters with shorter offshoots. The total length of all the outcropping veins and their respective offshoots is about 7000 meters, with an average width of 1.2 meters. We have taken 167 chip-channel samples that have returned silver and gold values, and highly anomalous values in copper, lead and zinc.

        We carried out a geochemical soil sampling program in an area measuring 4.2 kilometers by 2 kilometers with east-west lines every 100 meters and samples every 50 meters. A total of 785 samples were taken. The strongest anomaly in silver, gold and copper is located in the southeastern portion of the area.

        We have planned an exploration program including approximately 2,000 meters of drilling at an estimated cost of $350,000 to test this target.

  Early Stage Exploration Properties

        We believe that the properties described below, while not as advanced as El Quevar and Zacatecas, appear promising based on our activities to date. We intend to conduct further mapping, sampling and drilling on these properties. Although we believe that these properties merit further exploration activities, our activities are at a preliminary stage and we do not yet consider any one of these properties to be individually material.

  Palca (Peru)

        The Palca project is located in the Puno province in southern Peru and is distinguished by an extensive series of veins aggregating more than 10 kilometers in length containing silver, gold and base metals in locally significant amounts. We have a 100% interest in the project, which is made up of nine concessions totaling approximately 4,800 hectares. The veins at Palca are hosted by Tertiary volcanic rocks and associated intrusive bodies and range in width from two to fifteen meters. Sampling has returned silver, gold, lead and zinc values. There has been some limited production from one of the veins, but little modern exploration has been conducted.

        We are planning an initial drill test of 10 holes totaling 3,000 meters at a cost of $500,000 to begin in the first quarter 2010. If the program results are encouraging, we intend to conduct additional drilling and analytical work to advance the project.

  Elisa de Bordos (Chile)

        The Elisa de Bordos project is located about 40 kilometers southeast of the city of Copiapó in north-central Chile. We have an option agreement to acquire a 75% interest by conducting $1.5 million in work prior to 2012 and establishing a resource estimate that meets industry standards. We may increase our interest under certain conditions. There has been historical production of an unknown amount of silver ores from replacement-style mineralization hosted in sedimentary and volcanic rocks from this project. There are about 4500 meters of underground workings that we have mapped and sampled in some detail.

        Our sampling has returned silver values from exposures in the workings and we have established that silver is present in similar host rocks for at least one kilometer from the old mine site. There has been no modern exploration on the project. Our work has shown that silver is present over a sufficient area and the indicated grade of the potentially mineralized zone is such that a silver resource may be present at Elisa de Bordos.

        We are currently conducting a 10 hole, 1,700 meter drilling program to test this area at an estimated cost of $300,000.

  Matehuapil (Mexico)

        The Matehuapil Project is located in northeastern Zacatecas state in central Mexico. Significant projects in the region surrounding Matehuapil include the Peñasquito Mine, the Concepcíon del Oro district and the new Camino Rojo discovery. The project currently includes two concessions totaling 12,090 hectares, and we have a joint venture agreement with Almaden Minerals Ltd. under which we may earn a 60% interest in the properties by making certain payments to Almaden and conducting work programs over a six year period. We have applied for additional property in the area that will be owned solely by Golden Minerals.

        The geology at Matehuapil is comprised of limestones with some sandstones and shales intruded by mozonitic bodies and cut by faults and veins related to regional structures. The project has potential for the discovery of silver and base metal-rich veins and replacement deposits, including carbonate replacement deposits similar to the famous Santa Eulalia and Naica deposits found further north.

        In addition to these types of deposits, we have indentified an area of altered intrusive and sedimentary rocks that contain potentially significant amounts of gold. This area, called Rabioso, is located in the northwest portion of the Matehuapil concession and contains an exposure of oxidized altered intrusive rock cut by numerous fractures and veinlets. Sampling of this area has indicated that gold values are present over an exposed area of the intrusive of approximately 250 meters by 800 meters and is also found in the adjacent altered sedimentary rocks to a lesser degree. Our work has included trenching and the excavation of pits to obtain material for analysis and the compilation of detailed geological information.

This work has indicated that the possibility of a large disseminated gold deposit exists at the Rabioso target.

        We are planning an initial drill test of 10 to 15 holes totaling 3,000 meters at a cost of $500,000 to begin in the first quarter of 2010. If the results from this program are encouraging, we intend to conduct additional drilling and analytical work to advance the project.

  La Pinta (Mexico)

        The La Pinta property is located in northeastern Zacatecas state in central Mexico about 25 kilometers southwest of Concepcíon del Oro and 13 kilometers south of Goldcorp's Peñasquito mine. The project includes 10 concessions totaling 35,300 hectares that are owned outright by Golden Minerals and one 40 hectare concession controlled under an option to purchase a 100% interest that requires that we pay a total of $35,000 over a two year period ending in September 2011.

        The geology at La Pinta is largely obscured by alluvium, but mapping of available outcrops reveals a thrust fault that places the Cretaceous age Indidura Formation over the Cuesta de Cura Formation, also of Cretaceous age. This contact is marked by boulders and fragments of limestone that are in a siliceous matrix and fragments of silicified intrusive that locally contains abundant pyrite. Large fragments of the altered intrusive are found as float over an area of approximately 2,000 meters by 500 meters. Sampling of this material has returned gold values and highly anomalous levels of arsenic. Elsewhere on the property, scattered outcrops of the Caracol Formation indicates areas of brecciation and pyritic mineralization that has returned silver values and anomalous levels of arsenic and zinc. Outcrops of the various sedimentary units of Cretaceous age show additional evidence of potential mineralization, including calcite and quartz veining, pyrite and iron oxides after pyrite.

        We have completed a detailed ground magnetic survey over the central area of interest. This survey indicates a low-level anomaly that is in part coincident with the area of intrusive float and we interpret this as indicating that an altered intrusive rock may be present under the alluvium or intruding the sedimentary rocks in this area.

        Our plan is to conduct an initial drill test of 10 to 15 holes totaling 3,000 meters at a cost of $500,000 to begin in the first quarter of 2010. If the results of this program are encouraging, we intend to follow up the initial program with additional drilling and related work.

  Farm-outs, Royalties and Other Dispositions

        Exploration properties that we decide not to advance are evaluated for joint venture, sale of all or a partial interest, and royalty potential. In evaluating whether an exploration project warrants future expenditure, we establish minimum requirements for reserves and annual saleable metal production rates and estimate mine development, capital and operating cost requirements to determine if developing the project is economically viable. Exploration properties that do not satisfy the minimum economic requirements may generate value through sale or farm-out to third parties, or through retaining royalty interests. We have minority ownership interests and/or royalties in the following properties that were once part of our exploration portfolio:

  Platosa Royalty (Mexico)

        During 2004, we sold to Excellon the mineral rights to a portion of our Platosa silver-lead-zinc property in Mexico, and we retained a 3% net smelter return royalty interest. In November 2009, we sold our 49% joint venture interest in the Platosa project to Excellon. We received a cash payment of $2.0 million and retained a 1% net smelter return royalty over the joint venture properties. The prior agreements between us and Excellon were terminated in connection with the sale.

  Otuzco (Peru)

        We owned eight concessions totaling approximately 3,400 hectares on our Otuzco silver-lead-zinc project in Peru. After conducting a detailed geological evaluation of the concessions, we determined that the mineral potential at the Otuzco project did not meet our requirements. We entered into an agreement with Apoquindo Minerals Inc., a Canadian junior exploration company, to sell the concessions for a total of $3.0 million, payable in installments over four years. We received the initial payment of $150,000 in 2008, and $35,000 in 2009; the remaining installment payments are due as follows: $350,000 in 2010, $500,000 in 2011, $900,000 in 2012 and $1,100,000 in 2013. If these payments are not completed, the property will be returned to us and we will retain all amounts previously paid.

  Zacatecas Royalty (Mexico)

        In August 2009, we sold to Capstone Gold SA de CV, a wholly owned subsidiary of Capstone Mining Corp., the mineral rights to a portion of our Zacatecas project in Mexico; namely, the Esperanza, San Francisco, and Santa Rita concessions immediately adjacent to Capstone's Cozamin Mine. The purchase price we received for the three concessions included (a) an initial payment of $1.0 million, (b) future cash payments of a net smelter return of 1.5% on the first one million tonnes of production from the acquired claims, and (c) cash payments equivalent to a 3.0% net smelter return on production in excess of one million tonnes from the acquired claims. Additionally, the net smelter return on production in excess of one million tonnes escalates by 0.5% for each $0.50 increment in copper price above $3.00 per pound of copper. There is currently no production on these concessions.

Mine Services

        We provide mine services, including project development strategies and direction; engineering, construction and procurement management; environmental permitting and corporate social responsibility; technical team support; and contract operations management. We currently have an agreement in place with Sumitomo Corporation, the San Cristóbal Management Services Agreement, for the management of the San Cristóbal mine in Bolivia.

  San Cristóbal Management Services Agreement

        Under the terms of the San Cristóbal Management Services Agreement with Sumitomo we provide management services at the San Cristóbal mine including, for example, management of technical and operating activities, administrative support, information technology and local community relations. Certain services, such as lobbying, governmental relations and tax planning, are not included in the services that we provide under the San Cristóbal Management Services Agreement. We are paid an annual fee of $11.4 million, which includes approximately $5.4 million that constitutes reimbursement for direct administrative expenses that we incur on behalf of the San Cristóbal mine. We received an annual incentive fee of $1.125 million for 2009, and we are eligible to receive up to $1.5 million for each year thereafter, based on achievement of certain negotiated performance targets and payable within 75 days of the first day of the year following the year in which the performance targets were achieved. After June 30, 2010, the San Cristóbal Management Services Agreement may be terminated at the terminating party's discretion by us with 12 months' prior notice or by Sumitomo with six months' prior notice (or by Sumitomo with three months notice if Sumitomo has sold, directly or indirectly, more than 20% of the subsidiary that owns the mine). If the agreement is terminated by Sumitomo, we will be entitled to a $1.0 million termination fee. We will not be required to pay a termination fee if we opt to terminate the agreement.

        The San Cristóbal mine is located in Bolivia approximately 500 kilometers south of the city of La Paz. The San Cristóbal mine consists of an open pit mine and concentrator with a designed capacity of 40,000 tonnes per day. During the year ended December 31, 2009, the mine produced approximately 499,400 tonnes of zinc concentrates and 107,700 tonnes of lead concentrates containing approximately 16.1 million ounces of silver, 246,300 tonnes of zinc and 69,600 tonnes of lead.

Metals Market Overview

        We have targeted exploration properties that potentially contain silver or other precious metals, including gold. Descriptions of the markets for these metals are provided below.

  Silver Market

        Silver has traditionally served as a medium of exchange, much like gold. Silver's strength, malleability, ductility, thermal and electrical conductivity, sensitivity to light and ability to endure extreme changes in temperature combine to make it a widely used industrial metal. While silver continues to be used as a form of investment and a financial asset, the principal uses of silver are industrial, primarily in electrical and electronic components, photography, jewelry, silverware, batteries, computer chips, electrical contacts, and high technology printing. Silver's anti-bacterial properties also make it valuable for use in medicine and in water purification. Additionally, new uses of silver are being developed in connection with the use of superconductive wire.

        Most silver production is obtained from mining operations in which silver is not the principal or primary product. The CPM Group, a precious metal and commodities consultant, estimates in its Yearbook 2009 that approximately 76% of mined silver is produced as a by-product of mining lead, zinc, gold or copper deposits.

        The following table sets forth for the periods indicated on the London Fix high and low silver fixes in U.S. dollars per troy ounce. On March 10, 2010, the closing price of silver was $17.47 per troy ounce.

	Silver
Year	High	Low
2005	$9.23	$6.39
2006	$14.94	$8.83
2007	$15.82	$11.67
2008	$20.92	$8.88
2009	$19.18	$10.51
2010*	$18.84	$15.14

*
Through March 10, 2010

  Gold Market

        For centuries, gold has been desirable for its rarity, beauty, and unique properties. Because gold is highly valued and in very limited supply, it has long been used as a medium of exchange or money.

        The production of ornamental objects was probably the first use of gold over 6,000 years ago. The CPM Group estimates in its Yearbook 2009 that about 79% of the gold consumed each year is used in the manufacture of jewelry, with approximately 13% of demand for gold from industry. Gold is an excellent conductor of electricity, is extremely resistant to corrosion, and is one of the most chemically stable of the elements, making it critically important in electronics and other high-tech applications.

        The most important industrial use of gold is in the manufacture of electronics. A small amount of gold is used in almost every sophisticated electronic device. Gold's unique properties make it also useful in medical applications.

        The following table sets forth for the periods indicated on the London Fix AM high and low gold fixes in U.S. dollars per troy ounce. On March 10, 2010, the closing price of gold was $1,124.50 per troy ounce.

	Gold
Year	High	Low
2005	$537.50	$411.50
2006	$725.75	$520.75
2007	$841.75	$608.30
2008	$1,023.50	$692.50
2009	$1,218.25	$813.00
2010*	$1,158.00	$1,052.25

*
Through March 10, 2010

Employees

        We currently have approximately 155 employees, including 20 working out of our office in Golden, Colorado, approximately 115 working out of our various foreign exploration offices, and approximately 20 working at the San Cristóbal mine in connection with the San Cristóbal Management Services Agreement.

Competition

        As an exploration stage company, we compete with other mineral resource exploration and development companies for financing and for the acquisition of new mineral properties. In addition, as a mine services provider, we compete with other mining companies to attract and retain key executives, skilled labor, contractors and other employees. The metals markets are cyclical and our ability to maintain our competitive position over the long term will be based on our ability to acquire and develop quality deposits, hire and retain a skilled workforce and to manage our costs.

        Many of the mineral resource exploration and development companies with which we compete have greater financial and technical resources than we do. Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties. In addition, they may be able to afford greater geological expertise in the targeting and exploration of mineral properties. This competition could result in competitors having mineral properties of greater quality and interest to prospective investors who may finance additional exploration and development. This competition could adversely impact our ability to finance further exploration and to achieve the financing necessary for us to develop our mineral properties.

Legal Proceedings

        Apex Silver concluded, based on the results of an internal investigation conducted under the direction of its Audit Committee in late 2005 and early 2006, that certain former senior employees were involved in making impermissible payments of approximately $125,000 to government officials in 2003 and 2004. Apex Silver contacted the Department of Justice and the SEC during 2006 and reported the results of the internal investigation and was informed that the SEC and Department of Justice would commence investigations with respect to these matters, including possible violations of the Foreign Corrupt Practices Act. Subsequently, Apex Silver entered into discussions with the SEC staff concerning a settlement of the conduct subject to the SEC's investigation. As a result, we have reached an agreement in principle with the SEC staff which, if approved by the SEC, would resolve this matter with the SEC. Under the terms of the proposed settlement, we, on neither an admit nor deny basis, would agree to the entry of an administrative cease and desist order prohibiting us from future violations of Sections 13(b)(2)(A), 13(b)(2)(B) and 30A of the Exchange Act. Moreover, under the terms of the proposed settlement, the SEC staff would not recommend that the SEC require the payment of disgorgement, civil money penalties, prejudgment interest or the appointment of a corporate monitor. The proposed settlement is subject to SEC approval, negotiation of the terms of the settlement papers and approval by our board of directors.

        We cannot guarantee you that the SEC will ultimately accept the terms of the proposed settlement. In August 2009, the Department of Justice informed us that it has closed its investigation based on, among other things, our pending settlement with the SEC.

Disagreements with Accountants

        There are not and have not been any disagreements between us and our accountants on any matter of accounting principles, practices, or financial statement disclosure during our two most recent fiscal years and subsequent interim period.

MANAGEMENT

Board of Directors of Golden Minerals

        Our board of directors is currently set at six directors. The board is not classified, and the term of each of the six directors expires at the 2010 annual meeting of stockholders. All of our directors, other than Mr. Eppler and Mr. Watkins, were directors of Apex Silver at the time of its filing and emergence from Chapter 11 bankruptcy protection. Information regarding our directors is set forth below.

Name and Residence	Age	Position
Jeffrey G. Clevenger(1) Colorado, USA	60	Director, Chairman of the Board of Directors
W. Durand Eppler(2)(3)(4) Colorado, USA	56	Director, Chairman of the Compensation Committee
Ian Masterton-Hume(4) Vaucluse, Australia	59	Director, Chairman of the Corporate Governance and Nominating Committee
Kevin R. Morano(3)(4) Florida, USA	56	Director
Terry M. Palmer(2)(4) Colorado, USA	65	Director, Chairman of the Audit Committee
David Watkins(2)(3)(4) British Columbia, Canada	65	Director

(1)
Mr. Clevenger also serves as our President and Chief Executive Officer

(2)
Member of the Audit Committee

(3)
Member of the Compensation Committee

(4)
Member of the Corporate Governance and Nominating Committee

        Jeffrey G. Clevenger.    Mr. Clevenger has served as our Chairman of the Board and as our President and Chief Executive Officer since March 2009. He served as a director and President and Chief Executive Officer of Apex Silver from October 2004 through March 2009. Mr. Clevenger worked as an independent consultant from 1999 when Cyprus Amax Minerals Company, his previous employer, was sold until he joined us in 2004. Mr. Clevenger served as Senior Vice President and Executive Vice President of Cyprus Amax Minerals Company from 1993 to 1998 and 1998 to 1999, respectively, and as President of Cyprus Climax Metals Company and its predecessor, Cyprus Copper Company, a large integrated producer of copper and molybdenum with operations in North and South America, from 1993 to 1999. He was Senior Vice President of Cyprus Copper Company from August 1992 to January 1993. From 1973 to 1992, Mr. Clevenger held various technical, management and executive positions at Phelps Dodge Corporation, including President and General Manager of Phelps Dodge Morenci, Inc. He is a Member of the American Institute of Mining, Metallurgical and Petroleum Engineers and the Metallurgical Society of America. Mr. Clevenger holds a B.S. in Mining Engineering with Honors from the New Mexico Institute of Mining and Technology and is a graduate of the Advanced International Senior Management Program of Harvard University.

        W. Durand Eppler.    Mr. Eppler has served as a director of our company since March 2009. Mr. Eppler has over 30 years' experience in the natural resources industry and serves as a Partner of Sierra Partners, LLC, a private investment and advisory firm he founded in 2004. The firm has an exclusive focus on mining, oil and gas and energy resource industries and international experience. From June 2005 until

August 2008, Mr. Eppler was President and CEO of Coal International plc, an international coal mining and development company. From 1995 to 2004, Mr. Eppler held various positions with Newmont Mining Corporation, the world's second largest gold producer, and its subsidiaries, including Vice President of Newmont Capital, Ltd. (2002 to August 2004), Vice President, Corporate Development of Newmont Mining Corporation (2001 to 2002), President of Newmont Indonesia (1998 to 2001), and Vice President, Corporate Planning of Newmont Mining Corporation (1995 to 1998). Prior to joining Newmont, Mr. Eppler served as the Managing Director, Metals & Mining for Chemical Securities, Inc., a subsidiary of Chemical Bank (now JPMorgan Chase), where he was responsible for relationship management, technical support, corporate finance services, credit marketing and transaction execution for clients in the global precious, industrial and energy resources businesses. He currently serves on the boards of directors of Vista Gold Company and Augusta Resource Corp. Mr. Eppler holds a B.A. in Geography & Religion from Middlebury College and an M.S. in Mineral Economics from the Colorado School of Mines. Mr. Eppler is a member of the Society of Mining Engineers of A.I.M.E. and a member of the Global Leadership Council, College of Business, Colorado State University.

        Ian Masterton-Hume.    Mr. Hume has served as a director of our company since March 2009. Prior to that, he served as a director of Apex Silver since April 2007. He has over 30 years' experience in the natural resources industry. From January 2000 until December 2008, he was a partner of The Sentient Group, a manager of closed-end private equity funds specializing in global investment in the natural resources sector headquartered in Sydney, Australia, which he also co-founded. From 1994 to 2000, Mr. Hume served as a consultant to AMP Society's Private Capital Division, focused on international mining and telecommunications investments primarily in North and South America, Russia and the Pacific Rim. His experience prior to 1994 includes serving as a consultant to Equatorial Mining in Santiago, Chile, regarding development of its copper assets, and approximately 23 years of investment management and investment banking experience for companies in Australia and the United Kingdom, including Impala Pacific Corporation in Hong Kong, Bain & Company in Sydney, Australia and the Jessel Group of companies in London and South Africa. He is a director of Andean Resources Ltd., Norsemont Mining Inc. and Iron Road Limited. Mr. Hume attended both Harrow School (England) and Nice University (France).

        Kevin R. Morano.    Mr. Morano has served as a director of our company since March 2009. Prior to that, he served as a director of Apex Silver since 2000. He has been Managing Principal of KEM Capital LLC, a private equity investment company and provider of management advisory services, since March 2007. From March 2002 to March 2007, Mr. Morano was employed by Lumenis Ltd., a laser and light-based technology company specializing in medical devices for aesthetic, surgical and ophthalmic applications. His positions with Lumenis included Chief Financial Officer from March 2002 to August 2004 and Senior Vice President for Marketing and Business Development from May 2004 to March 2007. Prior to joining Lumenis, Mr. Morano held a number of senior executive positions with major American public companies including a 21 year career at ASARCO Incorporated, a global copper mining company and specialty chemicals and aggregates producer, which was acquired by Grupo Mexico in December 1999. At ASARCO, Mr. Morano served in various senior executive capacities including President and Chief Operating Officer, Executive Vice President and Chief Financial Officer. He serves as a director of Bear Creek Mining Company. From May 2000 through October 2001, Mr. Morano served as the Chief Financial Officer of Exide Technologies, which subsequently filed for Chapter 11 bankruptcy protection in April 2002. Mr. Morano holds a B.Sc. in Finance from Drexel University and an M.B.A. from Rider University.

        In April 2006, the SEC filed a complaint in U.S. District Court against Lumenis Ltd., one of its former officers and Mr. Morano, the former Chief Financial Officer of Lumenis, alleging violations of the anti-fraud and other provisions of federal securities law. With respect to Mr. Morano, the complaint alleged, among other things, that Mr. Morano knowingly or recklessly permitted the improper accounting of certain sales transactions, which resulted in the publication by Lumenis Ltd. of materially false financial statements in 2002 and 2003. Without admitting or denying the allegations in the complaint, Mr. Morano consented to the entry, in September 2008, of a final consent judgment that, among other things, enjoins

Mr. Morano from violating various provisions of the federal securities laws, including Section 17(a) of the Securities Act of 1933, as amended, and Section 10(b) of the Exchange Act and Rule 10b-5 thereunder and ordered Mr. Morano to pay a $55,000 civil penalty, and an SEC administrative order suspending Mr. Morano from appearing or practicing before the SEC as an accountant.

        Terry M. Palmer.    Mr. Palmer has served as a director of our company since March 2009. Prior to that, he served as a director of Apex Silver since September 2004. He has 40 years of financial, management and accounting experience with a particular focus on the mining industry. Since January 2003, Mr. Palmer has worked on a part-time basis for and is a principal of the CPA firm of Marrs, Sevier & Company LLC. He spent 36 years at Ernst & Young LLP where he rose from a staff position to partner responsible for audit and advisory services to major international mining companies and serving as the technical consulting partner in the SEC-related business. Mr. Palmer is a director of Allied Nevada Gold Corp. Mr. Palmer holds a B.Sc. in Business Administration from Drake University and an M.B.A. from the University of Denver. He is a certified public accountant and a Member of the American Institute and Colorado Society of Certified Public Accountants.

        David Watkins.    Mr. Watkins has served as a director of our company since March 2009. He has over 40 years' experience in the mining industry, working as a senior executive with major mining companies and junior exploration and development companies. Mr. Watkins served as President and Chief Executive Officer of Atna Resources, Ltd., a company engaged in the exploration, development and production of gold properties, from 2000 until his recent appointment to Executive Chairman in January 2009. From 1993 to 1999, Mr. Watkins served as Senior Vice President, Exploration of Cyprus Amax Minerals Company, a producer of commodities such as copper, gold, molybdenum, lithium and coal. Prior to his employment with Cyprus Amax, Mr. Watkins served as President of Minova Inc., a producer of precious metals and base metals from mining operations in Canada. Mr. Watkins currently serves on the boards of directors of a number of companies, including Euro Resources S.A., Canplats Resources Corp, Commander Resources Ltd, Golden Goose Exploration Inc. and Maudore Minerals Ltd. Mr. Watkins holds a B.A. in Geology from Queen's University at Kingston, an M.S. in Geology from Carleton University, Ottawa and is a graduate of the Executive Business Program from the University of Western Ontario. Mr. Watkins is a member of the Canadian Institute of Mining and Metallurgy, Geological Association of Canada, Geological Society of Nevada and Prospectors and Developers Association of Canada.

Independence

        Our board of directors has determined that all of our directors, other than Mr. Clevenger, our Chief Executive Officer, are independent as defined by Amex listing standards. Consequently, a majority of our board of directors is independent. Although the Chairman of our board of directors is not independent, the independent members of the board meet from time to time as they deem necessary.

Attendance

        During 2009, our board of directors held nine meetings. All directors were present during each meeting held in 2009, except that Messrs. Masterton-Hume and Watkins were absent from the meeting held on June 19, 2009.

Audit Committee; Audit Committee Financial Expert

        We have a standing Audit Committee established in accordance with Section 3(a)(58)(A) of the U.S. Exchange Act. Our Audit Committee is currently comprised of Messrs. Eppler, Palmer and Watkins. Each of the members of the Audit Committee is independent and financially sophisticated, as defined by the Amex listing standards. Our board has determined that Mr. Palmer qualifies as an "Audit Committee Financial Expert" as that term is defined by the SEC.

  Relevant Education and Experience

        The following sets out the education and experience of the members of the audit committee relevant to the performance of their responsibilities as an audit committee member:

        Mr. Eppler's 30 years' experience in the natural resources industry and current service as a Partner of Sierra Partners, LLC, a private investment and advisory firm, provided him with the business background necessary to be knowledgeable in, familiar with, and have a good understanding of the principles used in the preparation of our financial statements.

        Mr. Palmer has 40 years of financial, management and accounting experience including 36 years at Ernst & Young LLP. He is also a certified public accountant and a Member of the American Institute and Colorado Society of Certified Public Accountants. As a result, he is knowledgeable in, familiar with, and has a good understanding of the principles used in the preparation of our financial statements.

        Mr. Watkins' over 40 years' experience in the mining industry, working as a senior executive with major mining companies and junior exploration and development companies, provided him with the business background necessary to be knowledgeable in, familiar with, and have a good understanding of the principles used in the preparation of our financial statements.

  External Auditor Service Fees

        The following table sets out the aggregate fees billed by the Company's external auditors for the fiscal years ended December 31, 2008 and 2009 for the category of fees described.

	Financial Year Ended December 31,
	2009	2008
Audit Fees(1)	$1,198,481	$2,861,676
Audit Related Fees	—	2,610
Tax Fees(2)	189,522	336,797
All Other Fees(3)	1,616	7,706

Total Fees(4)	$1,389,619	$3,208,789

(1)
Audit fees include fees for services rendered for the audit of our annual financial statements and reviews of our quarterly financial statements, services rendered in connection with the audit of our internal controls and procedures as required by Section 404 of the Sarbanes-Oxley Act of 2002.

(2)
Tax fees include fees for services rendered in connection with the preparation of our tax returns in the United States and other foreign jurisdictions as well as international tax planning services.

(3)
All other fees include fees for access to a PricewaterhouseCoopers LLP accounting database and other research materials.

(4)
For the year ended December 31, 2009, $626,023 of the Total Fees are attributable to our predecessor, Apex Silver.

Compensation Committee Interlocks and Insider Participation

        Our Compensation Committee is currently comprised of Messrs. Eppler, Morano, and Watkins. Each member of the Compensation Committee is independent as defined by Amex listing standards. No member of the Compensation Committee has ever been an officer or employee of us, our predecessor Apex Silver, or any of our subsidiaries, nor did any of these individuals have any reportable transactions with Apex Silver or any of its subsidiaries in 2009. During 2009, none of Apex Silver's or our current executive officers served as a director or member of the Compensation Committee (or equivalent thereof) of another entity, any of whose executive officers served as Apex Silver's director.

Executive Officers of Golden Minerals

        We have five executive officers: our President and Chief Executive Officer and four Senior Vice Presidents (including our Chief Financial Officer). All of our executive officers were also officers of Apex Silver at the time of its filing and emergence from Chapter 11 bankruptcy protection, although Mr. Vogels did not assume the role of Chief Financial Officer until after emergence. Set forth below is information regarding our executive officers.

Name and Residence	Age	Position
Jeffrey G. Clevenger Colorado, USA	60	Chairman, President and Chief Executive Officer
Robert B. Blakestad Colorado, USA	63	Senior Vice President, Exploration and Chief Geologist
Jerry W. Danni Colorado, USA	57	Senior Vice President, Corporate Affairs
Deborah J. Friedman(1) Colorado, USA	57	Senior Vice President, General Counsel and Corporate Secretary
Robert P. Vogels Colorado, USA	52	Senior Vice President and Chief Financial Officer

(1)
Ms. Friedman is a partner at Davis Graham & Stubbs LLP and devotes approximately half her time to service as Senior Vice President, General Counsel and Corporate Secretary.

        Jeffrey G. Clevenger.    See "Board of Directors of Golden Minerals" above.

        Robert B. Blakestad.    Mr. Blakestad was appointed Senior Vice President, Exploration and Chief Geologist of our company on March 24, 2009. In November 2004, he was appointed as Vice President, Exploration of Apex Silver Mines Limited. Prior to joining Apex Silver Mines Limited, Mr. Blakestad served as Chief Executive Officer of International Taurus Resources from May 1998 until November 2004. He was Vice President — Exploration for Amax Gold from 1996 to 1998 and Exploration Manager for Cyprus Amax Minerals Company from 1990 until 1996. He held various positions at Homestake Mining Company from 1979 until 1990, beginning as a Senior Geologist and rising to the position of Manager, U.S. Reconnaissance. Mr. Blakestad holds a B.S. in Mining Engineering from the New Mexico Institute of Mining and Technology and an M.S. in Geology from the University of Colorado. He is a member of the American Institute of Mining, Metallurgical and Petroleum Engineers and of the Society of Economic Geologists. He holds professional certifications from the State of Washington and the Province of Nova Scotia.

        Jerry W. Danni.    Mr. Danni was appointed Senior Vice President, Corporate Affairs of our company on March 24, 2009. Mr. Danni joined Apex Silver Mines Limited in February 2005 as the Senior Vice President, Environment, Health and Safety and in March 2005 was appointed Senior Vice President, Corporate Affairs. Prior to joining Apex Silver Mines Limited, Mr. Danni served as Senior Vice President, Environment Health and Safety of Kinross Gold Corporation from January 2000 until February 2005 and as Vice President, Environmental Affairs from July 2000 until January 2003. While at Kinross he was instrumental in the design and implementation of integrated environmental, and health and safety systems and processes for Kinross operations worldwide, and was also responsible for management of the Reclamation Operations Business Unit. From 1994 to July 2000, Mr. Danni was the Vice President of

Environmental Affairs for Cyprus Climax Metals Company. Prior to working for Cyprus, Mr. Danni held senior environmental, and health and safety management positions with Lac Minerals Ltd. and Homestake Mining Company. Mr. Danni holds a B.S. in Chemistry from Western State College, and is a member of the Society of Mining Engineers and a past director of the National Mining Association.

        Deborah J. Friedman.    Ms. Friedman was appointed Senior Vice President, General Counsel and Corporate Secretary of our company on March 24, 2009. She was previously appointed Senior Vice President, General Counsel and Corporate Secretary of Apex Silver Mines Limited in July 2007. Ms. Friedman is also currently a partner at Davis Graham & Stubbs LLP, where her practice focuses primarily on securities, finance and transactional matters for publicly-traded mining companies. She transitioned to Partner on leave status at Davis Graham & Stubbs LLP from December 2007 to June 2009 during her full-time employment with Apex Silver Mines Limited. Ms. Friedman was a full time partner at Davis Graham & Stubbs LLP from August 2000 through December 2007, and she was of counsel to the firm from May 1999 through August 2000. From 1982 through 1994, Ms. Friedman held various positions in the law department of Cyprus Amax Minerals Company, including General Counsel and Associate General Counsel, and served from 1994 to 1998 as the General Counsel of AMAX Gold Inc. Prior to working for Cyprus, Ms. Friedman was an associate in several Denver law firms from 1977 to 1982. Ms. Friedman holds a B.A. in History from the University of Illinois and a J.D. from The University of Michigan Law School.

        Robert P. Vogels.    Mr. Vogels was named Senior Vice President and Chief Financial Officer of our company on March 24, 2009. Mr. Vogels served as Controller of Apex Silver since January 2005 and was named Vice President in January 2006. Prior to joining Apex Silver, Mr. Vogels served as corporate controller for Meridian Gold Company from January 2004 until December 2004. He served as the controller of INCO Limited's Goro project in New Caledonia from October 2002 to January 2004. Prior to joining INCO, Mr. Vogels worked from 1985 through October 2002 for Cyprus Amax Minerals Company, which was acquired in 1999 by Phelps Dodge Corp. During that time, he served in several capacities, including as the controller for its El Abra copper mine in Chile from 1997 until March 2002. Mr. Vogels began his career in public accounting where he held a CPA certification. He holds a B.Sc. in accounting and an MBA degree from Colorado State University.

Family Relationships

        There are no family relationships among our directors and executive officers.

Corporate Governance

        We have adopted a code of ethics that applies to all of our employees, including principal executive officer, principal financial officer, principal accounting officer, and those of our officers performing similar functions. In the event our board approves an amendment to or waiver from any provision of our code of ethics, we will disclose the required information pertaining to such amendment or waiver on our website.

EXECUTIVE COMPENSATION

        Although all of our executives were previously executives of Apex Silver, our current compensation structure is significantly different. All Apex Silver equity awards were cancelled upon our emergence from the Chapter 11 proceedings, and our executives received no recovery with respect to the cancelled awards. We have provided historical information for prior years where relevant to understanding our company. Where such information is not relevant to us, we have provided information regarding our compensation arrangements since our emergence from Chapter 11 proceedings on March 24, 2009.

Compensation Discussion and Analysis

        Set forth below is a discussion of our current compensation program for our named executive officers. Our named executive officers include our principal executive officer, our principal financial officer, and the three other officers that were our most highly compensated executive officers during 2009.

  Objectives of Our Compensation Program

        Our compensation program is designed to attract and retain top quality executive talent who can contribute to our long-term success and thereby build value for our stockholders, to tie annual and long-term cash and equity incentive compensation to the achievement of measurable company and individual performance objectives, and to align compensation incentives available to our executives with the goal of creating stockholder value.

        Our Compensation Committee has responsibility for approving the compensation arrangements for our executives and acts pursuant to a charter that has been approved by our board. We employ a three-part approach to executive compensation: base salary, annual performance-based cash bonuses, and long-term equity awards of restricted stock. In addition, we provide our executives a variety of other benefits that we also make available generally to all salaried employees. Our executive compensation program is organized around the following fundamental principles:

  •
  A Substantial Portion of Executive Compensation Should Be in the Form of Equity Awards.    Our Compensation Committee believes that a substantial portion of total compensation should be delivered in the form of equity. Equity compensation is important in order to align the interests of our executives with the interests of our stockholders.

  •
  A Substantial Portion of Executive Compensation Should Be Performance-Based.    Our compensation program is designed to reward superior performance and deliver correspondingly lower compensation for weak performance, and we believe it accomplishes this in a number of ways. In terms of cash compensation, target award opportunities provided to each executive under our Bonus Incentive Plan range from 35% to 75% of the executive's base salary. Awards for superior performance may result in a bonus of up to twice the targeted amount for all executives (other than Mr. Clevenger, who may earn up to three times the targeted amount). Whether and to what extent bonuses under the plan are paid depends on the extent to which the company-wide and individual goals set by the Compensation Committee are attained and on the Committee's subjective evaluations of individual executive performance.

  •
  Our Compensation Program Should Enable Us to Compete for First-Rate Executive Talent.    We believe our stockholders are best served when we can attract and retain talented executives. Beginning in 2005 and extending into 2009, increases in metals prices resulted in numerous new mining projects worldwide, which has created intense competition for the services of talented mining executives. To ensure that we are able to attract and retain talented executives, our Compensation Committee seeks to create a compensation package for executives that delivers total compensation that is competitive with exploration and mining companies with which we compete for executive talent.

Components of our Compensation Program

        Base Salary.    We establish base salaries for our executive officers based on the scope of their respective responsibilities. In general, 2009 salaries for our executives were significantly lower than the salaries they were receiving as executives of Apex Silver. Notably, Mr. Clevenger's annual salary decreased from $610,000 for 2008 to $400,000 for 2009. The Compensation Committee determined that the salary decreases were appropriate in order to reflect the significant differences between Apex Silver and Golden Minerals, in that Apex Silver was an operating company with anticipated operating revenue of between $500 million and $1.0 billion annually, while we are an exploration stage company with limited operating revenue. We do, however, continue to operate the San Cristóbal mine and therefore must maintain a management team with sufficient skills and experience to provide those and other mine management services. We review base salaries annually and adjust them from time to time after taking into account individual responsibilities, performance and experience. Our Compensation Committee determines the salary for our Chief Executive Officer, and, after consideration of the Chief Executive Officer's recommendations, for each officer below the Chief Executive Officer level.

        Among other things assessed by our Compensation Committee in determining the salaries for 2010 were (i) the need to maintain a management team with sufficient skills and experience to continue to manage the San Cristobal mine, (ii) the anticipated additional responsibilities of management in connection with the activities required for the planned feasibility study at El Quevar, and (iii) the planned increase in our exploration budget. In addition, with respect to the salary of our Chief Executive Officer, the Committee considered Mr. Clevenger's contributions to our significant progress in 2009 towards corporate growth objectives and the extraction of value from exploration assets in which we were no longer interested.

        Annual Cash Bonus.    Our executives participate in our Incentive Bonus Plan, which provides annual cash awards based on the performance of the executive officers and the company as compared to performance standards established by our Compensation Committee. The target awards for our named executive officers' performance during 2009 and 2010 are set forth in the table below:

	Year	Salary	Bonus Target (%)	Bonus Target	Bonus Minimum	Bonus Maximum
Jeffrey G. Clevenger	2009	$400,000	75%	$300,000	—	$900,000
	2010	$450,000	75%	$337,500	—	$1,012,500
Terry L. Owen(1)	2009	$300,000	50%	$150,000	—	$300,000
	2010	—	—	—	—	—
Jerry W. Danni	2009	$265,000	45%	$119,250	—	$238,500
	2010	$285,000	45%	128,250	—	$256,500
Robert P. Vogels	2009	$240,000	50%	$120,000	—	$240,000
	2010	$250,000	50%	$125,000	—	$250,000
Robert B. Blakestad	2009	$225,000	45%	$90,000	—	$180,000
	2010	$250,000	45%	$112,500	—	$225,000

(1)
In October 2009, Mr. Owen was promoted to President of our wholly-owned subsidiary, Golden Minerals Services Corporation. At that time, his base salary increased from $270,000 to $300,000. Effective January 1, 2010, Mr. Owen resigned from his positions at Golden Minerals and Golden Minerals Services Corporation but continues to provide similar services as a consultant.

        In December 2009, we paid cash bonuses to our executive officers in the amounts set forth below:

Name	Bonus
Jeffrey G. Clevenger	$400,000
Terry L. Owen	$168,000
Jerry W. Danni	$135,000
Robert P. Vogels	$135,000
Robert B. Blakestad	$135,000

        Among other things, the objectives considered and assessed by our Compensation Committee in awarding the cash bonuses included: (i) progress toward raising capital, (ii) commencement of a feasibility study for the El Quevar project, (iii) demonstrated progress and achievement toward corporate growth objectives, and (iv) maintenance of general and administrative expenses at budgeted levels.

        Equity Incentive Awards.    A key component of our compensation program is the award of restricted shares under our 2009 Equity Incentive Plan. We believe that share ownership encourages long-term performance by our executive officers and aligns the interests of our officers with the interests of our stockholders. Equity awards under our Equity Incentive Plan are discretionary, and the shares available for issuance pursuant to awards under the plan are equal to 10% of our outstanding common stock, calculated on a fully diluted basis.

        At the beginning of April 2009, shortly after our emergence from Chapter 11 proceedings, our Compensation Committee granted shares of restricted stock to each of our executive officers to align their interests with the interests of our stockholders. Our 2009 Equity Incentive Plan was approved in connection with Apex Silver's Joint Plan of Reorganization. The pool of shares available under our 2009 Equity Incentive Plan is equal to 10% of our outstanding shares of common stock. Upon completion of this Offering, we will have 9,040,608 shares of common stock outstanding (if Sentient exercises its pre-emptive right in full and the Underwriters' over-allotment option is not exercised), and the number of shares available under our 2009 Equity Incentive Plan will increase to 904,060. Our Compensation Committee determines the equity awards for our Chief Executive Officer, and, after consideration of our Chief Executive Officer's recommendations, for each officer below the Chief Executive Officer level.

        Perquisites and Other Benefits.    Because we believe that the compensation packages described above are adequate, we do not award significant perquisites to our executive officers. In 2009, each executive officer received a standard company match on his or her contributions to our 401(k) plan. These amounts were less than $10,000 per executive officer.

        Other Compensation.    Our executives also have a variety of other benefits that are also made available generally to all salaried employees.

Severance Arrangements

        Each of our full-time salaried employees, including each of our named executive officers, are covered by our Severance Compensation Plan. The plan provides that an executive whose employment is terminated without "cause" (as defined in the plan) would be entitled to receive a lump sum payment equal to one year's salary. Our Incentive Bonus Plan provides that an executive terminated without cause will receive an amount equal to the executive's target bonus percentage, multiplied by the amount of annual salary paid to the executive through the date of termination. Our 2009 Equity Incentive Plan provides that all restrictions on unvested restricted shares will lapse upon the termination of an executive's employment without cause.

        These arrangements reflect our board's view that our employees, including our executive officers, should be provided with reasonable severance benefits to assist with their transition to comparable employment positions and to provide a competitive benefit to industry standards. The details and amount of these benefits are described in " — Post-Employment Payments — Termination Not in Connection with a Change of Control."

Change of Control Arrangements

        We have entered into a Change of Control Agreement with each of our named executive officers. Our Compensation Committee believes that these agreements provide an important protection to our executive officers in the event of a change of control transaction and that the interests of our stockholders will be best served if the interests of our executive officers are aligned with theirs. Providing change of control benefits reduces the reluctance of executive officers to pursue potential change of control transactions that could result in the loss of their employment but may be in the best interests of stockholders.

        Cash payments under the Change of Control Agreements are in lieu of cash payments pursuant to the severance arrangements described above. The Change of Control Agreements are "double trigger" agreements which provide that payments will be made only if employment is terminated by us without cause or by the executive with good reason within two years following a change of control. In addition, upon the occurrence of a change of control, all restrictions on restricted stock will lapse and all unvested stock options, if any, will vest. The details and amount of these benefits are described in " — Post-Employment Payments — Termination in Connection with a Change of Control."

        Payments under the Change of Control Agreements are based on a multiple of the executive's salary and target bonus. Our Chief Executive Officer is entitled to receive three times his salary and target bonus and each of the remaining named executive officers are entitled to receive two times his or her salary and target bonus. Our Compensation Committee believes these multiples are consistent with our industry peers.

        In order to ensure that our executives actually receive the benefits described above, the Change of Control Agreements provide that we will reimburse our executive officers for the amount of the excise tax, if any, imposed on the change of control benefits under Internal Revenue Code Section 4999. This payment will be equal to an amount such that after the named executive officer timely pays the excise tax, his or her liability for all taxes would be the same as if this tax had not applied. This gross-up payment would not be deductible by us.

Summary Compensation Table for Apex Silver Executives

        Compensation information is set forth below for Apex Silver's named executive officers for January 1, 2009 through March 24, 2009 and for 2008, 2007 and 2006. Amounts shown in the table were paid by Apex Silver and may not be indicative of compensation arrangements by us. For a description of our compensation arrangements with our current named executive officers, see " — Compensation Discussion and Analysis — Components of our Compensation Program" and " — Summary Compensation Table for Golden Minerals Executives." All equity awards held by Apex Silver's executives at the time of its bankruptcy filing were cancelled in connection with the bankruptcy proceedings, and Apex Silver executives received no recovery with respect to the cancelled shares. All executives serve on an at-will basis.

Name and Principal Position(1)	Year		Salary	Bonus(2)	Stock Awards(3)	Option Awards(3)	Non-Equity Incentive Plan Compensation(4)	All Other Compensation		Total
Jeffrey G. Clevenger	2009	(13)	$132,857	—	$43,000	$61,771	$120,000	$1,904	(5)	$359,532
President and Chief	2008		$610,000	$80,000	$349,396	$418,848	—	$9,038	(5)	$1,467,282
Executive Officer	2007		$490,000	—	$426,266	$483,773	$305,000	$8,782	(5)	$1,713,821
	2006		$436,000	—	$563,423	$445,542	$400,000	$8,532	(5)	$1,853,497
Gerald J. Malys(6)	2009	(13)	$79,589	—	$14,734	$18,486	$60,000	$2,150	(7)	$174,959
Senior Vice President and	2008		$350,000	$40,000	$136,050	$138,113	—	$9,459	(7)	$673,622
Chief Financial Officer	2007		$320,833	—	$196,384	$181,324	$150,000	$7,397	(7)	$855,938
	2006		$168,247	—	$133,755	$95,401	$135,000	$5,424	(7)	$537,827
Deborah J. Friedman(8)	2009	(13)	$72,767	—	$35,744	$23,442	$52,500	$940	(9)	$185,393
Senior Vice President,	2008		$320,000	$35,000	$188,441	$143,741	—	$4,132	(9)	$691,314
General Counsel and	2007		$132,949	—	$89,631	$62,615	$70,000	$516	(9)	$355,711
Corporate Secretary
Terry L. Owen(10)	2009	(13)	$64,808	—	$16,860	$15,613	$49,500	$2,854	(11)	$149,635
Senior Vice President	2008		$300,000	$33,000	$105,212	$112,069	—	$11,186	(11)	$561,467
Jerry W. Danni(10)	2009	(13)	$61,966	—	$15,931	$16,524	$48,000	$2,387	(12)	$144,808
Senior Vice President,	2008		$295,000	$32,000	$119,421	$115,090	—	$10,435	(12)	$571,946
Corporate Affairs

(1)
Robert B. Blakestad and Robert P. Vogels served as officers of Apex Silver during prior periods but were not executive officers until 2009.

(2)
Amounts shown as "Bonus" reflect the cash retention bonuses received by the named executive officers in December 2008.

(3)
The assumptions used by Apex Silver in valuing the stock and option awards shown in the table are described in Note 2(l) to Apex Silver's consolidated financial statements for the fiscal year ended December 31, 2008. Amounts shown reflect the amount recognized for the 83 day period ended March 24, 2009 and the years ended December 31 2008, 2007 and 2006 in the consolidated financial statements of Apex Silver in accordance with Statement of Financial Accounting Standards No. 123R, Share-Based Payment ("FAS 123R"). The amounts include compensation cost recognized with respect to awards granted in 2008, 2007 and 2006 and previous years. In connection with Apex Silver's bankruptcy proceedings, all outstanding common stock and equity awards of Apex Silver (including restricted stock and options held by executives) were cancelled and executives received no recovery for their shares or other equity interests. As required by FAS 123R, Apex Silver recognized compensation expense related to the cancellation of the stock and option awards equal to the unrecognized expense remaining for each grant at March 24, 2009. Accordingly, Apex Silver recognized a cancellation charge of approximately $475,000 related to Mr. Clevenger's stock and option awards, approximately $151,000 related to Mr. Malys' stock and option awards, approximately $269,000 related to Ms. Friedman's stock and option awards, approximately $147,000 related to Mr. Owen's stock and option awards and approximately $147,000 related to Mr. Danni's stock and option awards.

(4)
All named executive officers participated in the Apex Silver Incentive Bonus Plan. Amounts shown in the table as "Non-Equity Incentive Plan Compensation" reflect cash bonuses paid in February 2008 for 2007 performance and December 2006 for 2006 performance. The relevant performance measure and the target value of each award for 2007 and 2006 were determined by Apex Silver's compensation committee during 2007 and 2006, respectively. Although targets were set for 2008 performance, there were no cash bonuses paid for 2008 performance other than the cash retention bonuses described in footnote 2. In December 2008, the named executive officers were also awarded a performance bonus, which was paid in March 2009, based on our achievement of certain performance objectives associated with the sale of the San Cristóbal mine and the restructuring of our business operations.

(5)
Amounts shown as "All Other Compensation" for Mr. Clevenger reflect contributions to the Apex Silver 401(k) Plan on Mr. Clevenger's behalf and life insurance premiums paid by Apex Silver on Mr. Clevenger's behalf as follows: (i) $1,904, $8,006, $7,750 and $7,500 were contributed to the 401(k) Plan during the 83 day period ended March 24, 2009, and the years ended December 31, 2008, 2007 and 2006, respectively and (ii) life insurance premiums of $360, $1,032, $1,032 and $1,032 were paid during the 83 day period ended March 24, 2009, and the years ended December 2008, 2007 and 2006, respectively.

(6)
Mr. Malys joined Apex Silver as Senior Vice President and Chief Financial Officer on June 12, 2006. The salary amount shown for 2006 reflects amounts paid from June 12, 2006 through December 31, 2006. His annualized salary for 2006 was $300,000. Mr. Malys retired at the completion of the Chapter 11 reorganization in March 2009.

(7)
Amounts shown as "All Other Compensation" for Mr. Malys reflect contributions to the Apex Silver 401(k) Plan on Mr. Malys' behalf and life insurance premiums paid by Apex Silver on Mr. Malys' behalf as follows: (i) $7,875, $5,813 and $4,500 were contributed to the 401(k) Plan during 2008, 2007 and 2006, respectively and (ii) life insurance premiums of $1,584, $1,584 and $924 were paid during 2008, 2007 and 2006, respectively.

(8)
Ms. Friedman joined Apex Silver as Senior Vice President, General Counsel and Corporate Secretary on July 10, 2007. The salary amount shown reflects amounts paid from July 10, 2007 through December 31, 2007. Her annualized salary for 2007 was $302,500. Ms. Friedman was one of Apex Silver's three most highly compensated executive officers other than the principal executive officer and principal financial officer.

(9)
The amount shown in "All Other Compensation" for Ms. Friedman reflects contributions to the Apex Silver 401(k) Plan on Ms. Friedman's behalf and life insurance premiums paid by Apex Silver on Ms. Friedman's behalf as follows: (i) $3,100 was contributed to the 401(k) Plan during 2008 and (ii) life insurance premiums of $1,032 and $516 were paid during 2008 and 2007, respectively.

(10)
Mr. Danni and Mr. Owen served as officers of Apex Silver during prior periods but were not executive officers until 2008.

(11)
The amounts shown in "All Other Compensation" for Mr. Owen reflect contributions of $2,102 and $7,875 to the Apex Silver 401(k) Plan on Mr. Owen's behalf and $503 and $3,311 of life insurance premiums paid by Apex Silver on Mr. Owen's behalf for the 83 day period ended March 24, 2009, and the year ended December, 31 2008, respectively.

(12)
The amounts shown in "All Other Compensation" for Mr. Danni reflect contributions of $1,859 and $8,113 to the Apex Silver 401(k) Plan on Mr. Danni's behalf and $528 and $2,322 of life insurance premiums paid by Apex Silver on Mr. Danni's behalf for the 83 day period ended March 24, 2009, and the year ended December, 31 2008, respectively.

(13)
From January 1, 2009 through March 24, 2009, which is the date Apex Silver emerged from Chapter 11 reorganization as Golden Minerals Company.

Summary Compensation Table for Golden Minerals Executives

        Compensation information is set forth below for the named executive officers of Golden Minerals from our inception on March 24, 2009 through December 31, 2009. We have not entered into employment agreements with any of our executive officers but have certain arrangements regarding payments following termination of employment. For a description of these arrangements, see " — Post-Employment Payments." All executives are employed on an at-will basis.

Name and Principal Position	Year(1)	Salary(2)	Stock Awards(3)	Non-Equity Incentive Plan Compensation(4)	All Other Compensation(5)	Total
Jeffrey G. Clevenger President and Chief Executive Officer	2009	$311,861	$572,022	$400,000	$6,467	$1,290,350
Terry L. Owen Senior Vice President	2009	$220,192	$133,806	$168,000	$9,698	$531,696
Jerry W. Danni Senior Vice President, Corporate Affairs	2009	$210,534	$120,426	$135,000	$8,110	$474,070
Robert P. Vogels Senior Vice President and Chief Financial Officer	2009	$185,425	$120,426	$135,000	$5,022	$445,873
Robert B. Blakestad Senior Vice President, Exploration and Chief Geologist	2009	173,836	$120,426	$135,000	$5,135	$434,397

(1)
Amounts in this table represent compensation to the named executive officers from our inception on March 24, 2009 through December 31, 2009.

(2)
Due to our inception on March 24, 2009, the actual salary received by our named executive officers during 2009 was pro rated based on their service to Golden Minerals for less than the complete calendar year.

(3)
Amounts shown reflect the amount recognized as equity based compensation in the consolidated financial statements of Golden Minerals in accordance with Statement of Financial Accounting Standards No. 123R, Share-Based Payment ("FAS 123R") for each of the named executives. The amounts include compensation cost recognized with respect to awards granted by Golden Minerals subsequent to March 24, 2009.

(4)
All named executive officers participated in our Incentive Bonus Plan. Amounts shown in the table as "Non-Equity Incentive Plan Compensation" reflect cash bonuses paid in December 2009 for performance in 2009 subsequent to March 24, 2009. The relevant performance measure and the target value of each award for 2009 were determined by Golden Minerals' Compensation Committee.

(5)
Amounts shown as "All Other Compensation" are all related to contributions to the 401(k) Plan and life insurance premiums paid by Golden Minerals on behalf of each of the named executive officers. Due to our inception on March 24, 2009, the actual other compensation received by our named executive officers during 2009 was prorated based on their service to Golden Minerals for less than the complete calendar year.

        The following tables provide 2009 information for our named executive officers that we expect to include in the tables to be presented in our annual report for the fiscal year ending December 31, 2009.

Grants of Plan-Based Awards Table

        In connection with Apex Silver's bankruptcy proceedings, all outstanding common stock and equity awards (including restricted stock and options held by executives) issued by Apex Silver were cancelled, and no stockholder received any amount on account of his or her shares or other equity interests.

        The following table shows all of our grants of plan-based awards made by us to our named executive officers during 2009:

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(1)	Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
Jeffrey G. Clevenger	4/3/2009	—	—	—	95,000	1,016,927
Terry L. Owen	4/3/2009	—	—	—	25,000	267,612
Robert B. Blakestad	4/3/2009	—	—	—	20,000	214,090
Jerry Danni	4/3/2009	—	—	—	20,000	214,090
Robert P. Vogels	4/3/2009	—	—	—	20,000	214,090

(1)
All restricted stock awards were granted pursuant to our 2009 Equity Incentive Plan. All awards shown above were awarded by the Compensation Committee in April 2009 and will vest in two equal tranches over two years beginning on April 3, 2010.

Outstanding Equity Awards at Fiscal Year-End Table

        In connection with Apex Silver's bankruptcy proceedings, all outstanding ordinary shares and equity awards (including restricted stock and options held by executives) issued by Apex Silver were cancelled, and no stockholder received any amount on account of his or her shares or other equity interests.

        The following table shows all of our equity awards held by our named executive officers on December 31, 2009:

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Jeffrey G. Clevenger(2)	95,000	929,100	—	—
Terry L. Owen(3)	—	—	—	—
Robert B. Blakestad(4)	20,000	195,600	—	—
Jerry W. Danni(5)	20,000	195,600	—	—
Robert P. Vogels(6)	20,000	195,600	—	—

(1)
The market value of stock awards is calculated based on a December 31, 2009 price of $9.78 per share, as converted at an exchange rate of 0.9555, as reported by the Bank of Canada,

  from the December 31, 2009 closing sales price for our shares of common stock on the Toronto Stock Exchange of Cdn$10.24 per share.

(2)
Mr. Clevenger's restricted shares are scheduled to vest as set forth in the table below:

Restricted Common Stock
Vesting Date	No. of Shares
04/03/2010	47,500
04/03/2011	47,500
(3)
Mr. Owen was awarded 25,000 shares of restricted common stock on April 3, 2009, which were scheduled to vest in two equal tranches over two years beginning on April 3, 2010. In connection with Mr. Owen's resignation from his positions at Golden Minerals and Golden Minerals Services Corporation, on December 31, 2009, 12,500 of his restricted shares vested and the remaining 12,500 restricted shares were forfeited and returned to Golden Minerals.

(4)
Mr. Blakestad's restricted shares are scheduled to vest as set forth in the table below:

Restricted Common Stock
Vesting Date	No. of Shares
04/03/2010	10,000
04/03/2011	10,000
(5)
Mr. Danni's restricted shares are scheduled to vest as set forth in the table below:

Restricted Common Stock
Vesting Date	No. of Shares
04/03/2010	10,000
04/03/2011	10,000
(6)
Mr. Vogels' restricted shares are scheduled to vest as set forth in the table below:

Restricted Common Stock
Vesting Date	No. of Shares
04/03/2010	10,000
04/03/2011	10,000

Option Exercises and Stock Vested Table

        In connection with Apex Silver's bankruptcy proceedings, all outstanding common stock and equity awards (including restricted stock and options held by executives) issued by Apex Silver were cancelled, and no stockholder received any amount on account of his or her shares or other equity interests. No restricted shares issued by us have vested.

Post-Employment Payments

Termination Not in Connection with a Change of Control

        All of our full-time salaried employees, including each of our executives other than Ms. Friedman, are covered by our Severance Compensation Plan. If an executive's employment is terminated by us other than for cause (as defined in the plan) and such termination is not in connection with or following a change of control, death, disability or retirement, the executive is entitled to receive a lump sum payment equal to an executive's then current annual salary. We will also pay to the executive an amount equal to the difference between the monthly medical and/or dental premiums the executive was paying immediately prior to termination of employment and the total COBRA premium due in order to continue such insurance coverage. Our Incentive Bonus Plan provides that in such circumstances, the executive will be entitled to receive an amount equal to the executive's target bonus percentage, multiplied by the amount of annual salary paid to the executive through the date of termination. No executive who is terminated for cause, terminates or otherwise voluntarily leaves his or her employment, or whose employment is terminated as a result of death, disability or retirement, will receive any benefits under the Severance Compensation Plan.

        If the termination of employment of one of our named executive officers had occurred as of December 31, 2009 in a manner that would have entitled him or her to payment pursuant to the Severance Compensation Plan, we estimate the following amounts would have been due:

	Severance Payment (Salary)(1)	Severance Payment (Bonus)(2)	Health Insurance Premiums(3)	Total
Jeffrey G. Clevenger	$400,000	$300,000	$19,700	$719,700
Terry L. Owen	$300,000	$150,000	$19,700	$469,700
Jerry W. Danni	$265,000	$119,250	$26,800	$411,050
Robert P. Vogels	$240,000	$120,000	$26,800	$386,800
Robert B. Blakestad	$225,000	$90,000	$15,840	$330,840

(1)
Reflects executive's annual salary for the year ending December 31, 2009.

(2)
Each executive is entitled to receive a pro rata share of his or her target bonus under the Incentive Bonus Plan, based on the portion of the year the executive performed his or her services.

(3)
We currently pay 100% of group health insurance premiums for medical and dental coverage. Amounts shown reflect 12 months of such premiums at rates in effect at December 31, 2009.

        In addition, restrictions on unvested restricted shares will lapse upon termination by Golden Minerals of employment without cause, or as a result of the executive's death, disability or retirement. If the executive's employment terminates for any other reason, including for cause, prior to the scheduled vesting date of the restricted shares, the shares will be forfeited upon termination. The number of restricted shares held by each executive as of December 31, 2009 is shown above in the Outstanding Equity Awards at Fiscal Year-End Table.

        For the purpose of our restricted share awards, "retirement" means an executive's retirement from Golden Minerals or its affiliates, (i) on or after attaining age 55 and completing at least ten years of service, or (ii) on or after attaining age 62.

Termination in Connection with a Change of Control

        We have entered into a Change of Control Agreement with each of our named executive officers. The form of Change of Control Agreement was filed as an exhibit to our Current Report on Form 8-K filed on March 30, 2009. Payments under the Change of Control Agreement are in lieu of payments pursuant to our Severance Compensation Plan and are triggered only if one of the following events occurs within two years after a change of control: (1) termination of employment by us other than for cause, disability or death, or (2) termination of employment by the executive for good reason. Upon the occurrence of a change of control, all restricted stock will no longer be subject to restrictions.

        The amounts shown in the table below assume the occurrence of a change of control and one of the triggering termination events on December 31, 2009. These amounts are estimates of the amounts that would be paid to the named executive officers upon such events. The actual amounts can only be determined at the time of the named executive officer's termination of employment. If payments made to the executive would subject the executive to the excise tax imposed by Section 4999 of the Internal Revenue Code, the executive would be entitled to receive an additional gross-up payment to cover the excise tax. Receipt of benefits upon termination is subject to the execution of a general release of claims by the named executive officer or his or her beneficiary.

	Cash Severance Payment (Salary)(1)	Cash Severance Payment (Bonus)(2)	Health Insurance Premiums(3)	Other Insurance Benefits(4)	Total
Jeffrey G. Clevenger	$1,200,000	$900,000	$59,100	$5,000	$2,164,100
Terry L. Owen	$600,000	$300,000	$39,400	$5,000	$944,400
Jerry W. Danni	$530,000	$238,500	$53,600	$5,000	$827,100
Robert P. Vogels	$480,000	$240,000	$53,600	$5,000	$778,600
Robert B. Blakestad	$450,000	$180,000	$31,680	$5,000	$666,680

(1)
Mr. Clevenger is entitled to receive three times his annual base salary in effect at the date of the change of control. Each remaining named executive is entitled to receive two times his or her annual base salary in effect at the date of the change of control. At December 31, 2009, the annual base salary for Mr. Clevenger was $400,000; for Mr. Owen, $300,000; for Mr. Danni, $265,000, for Mr. Vogels, $240,000, and for Mr. Blakestad, $225,000. This amount must be paid in a lump sum within 10 business days after the date of termination of employment.

(2)
Mr. Clevenger is entitled to receive three times his target bonus amount pursuant to our Annual Incentive Plan and the remaining named executives are each entitled to receive two times their respective target bonus amounts pursuant to our Annual Incentive Plan. The target bonus for 2009 for each of the named executive officers is discussed above in "Compensation Discussion and Analysis — Components of our Compensation Program — Annual Cash Bonus." This amount must be paid in a lump sum within 10 business days after the date of termination of employment.

(3)
We will pay, on each executive's behalf, the portion of premiums of the company's group health insurance, including coverage for his or her eligible dependents, that Golden Minerals paid immediately prior to the date of termination ("COBRA Payments") for the period that such executive is entitled to coverage under COBRA, but not to exceed 36 months for Mr. Clevenger and 24 months for the remaining named executives. We will pay such COBRA Payments for the executive's eligible dependents only for coverage for those dependents that were enrolled immediately prior to the date of termination. Our executive will continue to be required to pay that portion of the premium of his or her health coverage, including coverage for eligible dependents that he or she was required to pay as an active employee immediately prior to the date of termination. If the executive is for any reason not eligible for coverage under COBRA for the full 24 or 36 month period, as applicable, we will pay to the executive a lump sum in an amount equal to the product of (i) the amount of the COBRA payment paid on his or her behalf for the final month of the COBRA Period and (ii) the number of months by which the executive's period of COBRA coverage was less than 24 or 36 months, as applicable. Amounts shown in the table above are not discounted to present value.

(4)
For the 24-month period immediately following the date of termination, we have agreed to provide to the executive, at a cost not to exceed an aggregate of $5,000, life, disability, and accident insurance benefits substantially similar to those that the executive was receiving immediately prior to the termination of employment. For the purpose of the above table, we have assumed that a benefit in the aggregate amount of $5,000 will be provided for the named executives.

Director Compensation

        Our directors who are also employees of ours receive no fees for board service. Currently, Mr. Clevenger is the only director who is also an employee. The compensation for the non-executive directors of Golden Minerals includes the following: (i) a $20,000 annual cash retainer, (ii) a $1,000 cash fee for each board or committee meeting that the director attends in person or by telephone, and (iii) a $5,000 annual cash retainer for the Chairman of the Audit Committee. The first annual cash retainer was paid shortly after our emergence from the Chapter 11 proceedings, and subsequent payments will be made on the date of the annual stockholders' meeting. We also reimburse our directors for all reasonable out-of-pocket costs incurred by them in connection with their services.

        Non-employee directors may also receive equity awards under our Non-Employee Directors Deferred Compensation and Equity Award Plan (the "Deferred Compensation Plan"). Pursuant to the Deferred Compensation Plan, the directors may receive discretionary grants of Restricted Stock Units. Restricted Stock Units entitle the director to receive one unrestricted share of common stock for each vested Restricted Stock Unit upon the termination of the director's service on our board of directors.

        The table below sets forth all compensation awarded to our non-employee directors during 2009.

Name	Fees Earned or Paid in Cash ($)(2)	Stock Awards ($)(3)	Total ($)
W. Durand Eppler(1)	32,000	54,069	86,069
Ian Masterton-Hume(1)	30,000	54,069	84,069
Kevin R. Morano(1)	31,000	54,069	85,069
Terry M. Palmer(1)	36,000	54,069	90,069
David Watkins(1)	30,000	54,069	84,069

(1)
The restricted stock units held by our non-employee directors as of December 31, 2009 are shown in the table below. The restricted stock units vest one year after grant date.

Name	Unvested Restricted Stock Units
W. Durand Eppler	5,000
Ian Masterton-Hume	5,000
Kevin R. Morano	5,000
Terry M. Palmer	5,000
David Watkins	5,000
(2)
Each director receives an annual cash retainer and fees for attendance at board meetings and committee meetings. The Audit Committee Chairman also receives an annual retainer.

(3)
Grant date fair value.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table shows the amount of our common stock beneficially owned as of March 11, 2010, and as adjusted to reflect the 4,000,000 shares of our common stock offered hereby and the 905,065 shares which may be purchased by Sentient concurrent with the Offering pursuant to its pre-emptive right by those who were known by us to beneficially own more than 5% of our common stock, by the selling stockholder, by our directors and executive officers individually, and by our directors and all of our executive officers as a group. A person is a "beneficial owner" of a security if that person has or shares voting or investment power over the security of if he has the right to acquire beneficial ownership within 60 days. Unless otherwise noted, these persons, to our knowledge, have sole voting and investment power over the shares of common stock listed. Percentage computations are based on 4,483,309 shares of our common stock outstanding as of March 11, 2010. As of March 11, 2010, there were 29 holders of record of our common stock.

					Shares of Common Stock Acquired Concurrent with the Offering(9)	Beneficial Ownership Immediately after the Consummation of this Offering(9)(10)
	Beneficial Ownership as of March 11, 2010			Shares of Common Stock Being Offered
Directors, Executive Officers and 5% Stockholders of Golden Minerals(1)
	Number		Percentage			Number	Percent
Sentient Global Resources Fund III, L.P./ SGRF III Parallel I, L.P.(2)	844,694		18.84%	—	905,065	1,749,759	19.35%
Hochschild Mining plc(3)	700,000		14.63%	—	—	700,000	7.49%
Trishield Partners LLC(4)	604,565		13.48%	—	—	604,565	6.69%
Highbridge International LLC(5)	392,841		8.76%	347,766	—	45,075	*
Jeffrey G. Clevenger(6)(7)	113,200		2.52%	—	—	113,200	1.25%
W. Durand Eppler	—		—	—	—	—	—
Ian Masterton-Hume	—		—	—	—	—	—
Kevin R. Morano	—		—	—	—	—	—
Terry M. Palmer	—		—	—	—	—	—
David Watkins	2,000		*	—	—	2,000	*
Robert B. Blakestad(6)	27,000		*	—	—	27,500	*
Jerry W. Danni(6)	23,500		*	—	—	23,500	*
Deborah J. Friedman(6)	15,000		*	—	—	15,000	*
Robert P. Vogels(6)	20,000		*	—	—	20,000	*
Directors and Executive Officers as a group (10 persons)	200,700	(8)	4.48%	—	—	200,700	2.22%

*
The percentage of shares of common stock beneficially owned is less than 1%.

(1)
The address of these persons, unless otherwise noted, is c/o Golden Minerals Company, 350 Indiana Street, Suite 800, Golden, CO 80401.

(2)
This information is based on a Schedule 13D filed on January 11, 2010 by Sentient Global Resources Fund III, L.P. ("Fund III"), SGRF III, Parallel I, LP ("Parallel I"), and Sentient Executive GP III, Limited ("Sentient Executive"). Fund III owns 768,144 shares of our common stock and Parallel I owns 76,550 shares of our common stock. Sentient Executive is the general partner of the general partner of Fund III and Parallel I and makes the investment decisions for those entities. Fund III and Parallel I are both Cayman Islands limited partnerships. The sole general partner of each is Sentient GP III, LP, which is a Cayman Islands limited partnership ("GP III"). The sole general partner of GP III is Sentient Executive, which is a Cayman Islands exempted company. Peter Cassidy, Greg Link and Susanne Sesselman are the directors of Sentient Executive. The address of the principal offices of Fund III, Parallel I, GP III and Sentient Executive is: Landmark Square, 1st Floor, 64 Earth Close, West Bay Beach South, P.O. Box 10795, George Town, Grand Cayman KY1-1007, Cayman Islands. Sentient has indicated to us that it intends to exercise its pre-emptive right in full in connection with this Offering. However, we do not currently have a binding commitment from Sentient to purchase any shares.

(3)
The amount shown includes 300,000 shares which may be acquired upon exercise of warrants to purchase our common stock at an exercise price of $15.00 per share, expiring January 7, 2013. This information is based on a Schedule 13G filed on January 15, 2010 by Hochschild Mining plc and Hochschild Mining Holdings Limited. Hochschild Mining plc is a company organized under the laws of England and Wales. The principal business of Hochschild is mining. The address of the principal business office of Hochschild is: Calle La Colonia No. 180, Urb. El Vivero, Santiago de Surco, Lima, Peru. Hochschild Mining plc is the sole shareholder of Hochschild Mining Holdings Limited, a company organized under the laws of England and Wales, and the record owner of the shares shown in the table. Pelham Investment Corporation, a corporation organized under the laws of the Cayman Islands ("Pelham") with its principal place of business at c/o Close Trustees (Cayman) Limited, P.O. Box 1034, Harbour Place, 4th Floor, 103 South Church Street, George Town, Grand Cayman KY1-1102, Cayman Islands, is the majority shareholder and controlling person of Hochschild Mining plc. Pelham's principal business is its investment in Hochschild Mining plc. Eduardo Hochschild is the sole director, executive officer and controlling person of Pelham.

(4)
This information is based on Schedule 13D filed on June 22, 2009 by Mr. Alan Jeffrey Buick Jr., Trishield Partners LLC ("Trishield Partners"), Trishield Capital Management LLC ("Trishield Capital") and Trishield Securities Fund LLC ("Trishield Fund"). The address of the principal office of each of Mr. Buick, Trishield Partners, Trishield Capital and Trishield Fund is 30 West 15th Street, No. 7S, New York, New York 10011. Mr. Buick is a citizen of the United States and the managing member of each of Trishield Partners and Trishield Capital. Trishield Partners is the managing member of Trishield Fund. Trishield Capital is the investment manager of Trishield Fund. Trishield Fund purchases, holds and sells securities and other investment products. Trishield Partners, Trishield Capital and Trishield Fund are each organized under the laws of Delaware. Mr. Buick, Trishield Partners, Trishield Capital and Trishield Fund entered into a Joint Filing Agreement, dated as of June 22, 2009 and have a shared voting and dispositive power over the 604,565 shares.

(5)
This information is based on the Form 4 filed on December 15, 2009 and the Schedule 13G/A filed on August 13, 2009 by Highbridge International LLC, Highbridge Capital Management, LLC and Mr. Glenn Dubin. The address of Highbridge International LLC is c/o Harmonic Fund Services, The Cayman Corporate Centre, 4th Floor, 27 Hospital Road, Grand Cayman, Cayman Islands, British West Indies. The address of Highbridge Capital Management, LLC and Mr. Glenn Dubin is c/o Highbridge Capital Management, LLC 9 West 57th Street, 27th Floor, New York, NY 10019. Highbridge International LLC, Highbridge Capital Management, LLC and Mr. Glenn Dubin have shared voting power for the 392,841 shares of common stock. Highbridge Capital Management LLC, a Delaware limited liability company, serves as the trading manager of Highbridge International LLC, a Cayman Islands limited liability company. Mr. Glen Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. Each of Highbridge Capital Management, LLC and Mr. Glen Dubin disclaim beneficial ownership of the 392,841 shares of Common Stock beneficially owned by Highbridge International LLC. Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC. Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. Highbridge International LLC was a noteholder of Apex Silver and acquired its shares of Golden Minerals by exchanging its notes in accordance with the Plan. Highbridge International LLC is not a registered broker-dealer.

(6)
Amounts shown include restricted shares of common stock issued pursuant to our 2009 Equity Incentive Plan. Fifty percent (50%) of the restricted shares vest on the first anniversary of the date of grant, and the remaining fifty percent (50%) vest on the second anniversary of the date of grant. At March 11, 2010, the following individuals held restricted shares of common stock that will not vest within 60 days after March 11, 2010: 47,500 for Mr. Clevenger, 10,000 shares for Mr. Blakestad, 10,000 shares for Mr. Danni, 7,500 for Ms. Friedman and 10,000 for Mr. Vogels.

(7)
Amount shown includes 3,200 shares of common stock owned by Mr. Clevenger's spouse for which he disclaims beneficial ownership.

(8)
Includes 85,000 restricted shares of common stock that will not vest within 60 days after March 11, 2010.

(9)
Assumes (i) the Underwriters' over-allotment option is not exercised, Sentient exercises in full its pre-emptive right, and that there are 9,040,608 shares of common stock outstanding after the Offering and purchase by Sentient, and (ii) non-participation in the Offering by all directors, executive officers and 5% stockholders other than Sentient.

(10)
All of our directors and officers, Sentient, and Hochschild have entered into lock-up agreements that restrict them from selling shares of our common stock until one hundred eighty (180) days from the date of the final prospectus for the Offering. There are no escrow arrangements with any of our stockholders.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Review of Related Person Transactions

        We do not have a formal written policy for the review and approval of transactions with related parties. However, the Audit Committee Charter, our Code of Ethics for Directors, Senior Executive and Financial Officers and Other Executives, and our Code of Ethics and Business Conduct each provide guidelines for reviewing any "related party transaction." In particular, the Audit Committee Charter requires that the Audit Committee review any transaction involving Golden Minerals and a related party at least once a year or upon any significant change in the transaction or relationship. Additionally, our Codes of Ethics prohibit conflicts of interest and provides non-exclusive examples of conduct that would violate the prohibition. If any of our employees are unsure as to whether a conflict of interest exists, the employee is instructed that he or she should consult with a specified compliance officer.

        We annually require each of our directors and executive officers to complete a directors' and officers' questionnaire that elicits information about related party transactions. Our board and outside legal counsel annually review all transactions and relationships disclosed in the directors' and officers' questionnaires, and the board makes a formal determination regarding each director's independence. If a director is determined to no longer be independent, such director, if he or she serves on any of the Audit Committee, the Corporate Governance and Nominating Committee, or the Compensation Committee, will be removed from such committee prior to (or otherwise will not participate in) any future meetings of the committee. If the transaction presents a conflict of interest, the board will determine the appropriate response.

Arrangement with Ms. Friedman

        Since May 2009, Deborah Friedman has devoted approximately half her time to service as our Senior Vice President, General Counsel and Corporate Secretary and approximately half her time to her legal practice at Davis Graham & Stubbs LLP. The firm represents us with respect to various matters and will render an opinion regarding the validity of the issuance of the shares of common stock offered pursuant to this prospectus. We pay a monthly flat fee of $13,333 to the firm for approximately one-half of Ms. Friedman's time which is devoted to us and pay her customary hourly rate to the firm for any time spent by Ms. Friedman in excess of that threshold. From May 1, 2009 (when Ms. Friedman rejoined the firm as an active partner) through December 31, 2009, we have paid approximately $600,000 to Davis Graham & Stubbs LLP for legal services rendered by various attorneys in the firm, including Ms. Friedman. We have been advised that this amount represented a de minimis amount of the firm's total revenue for that period. In addition, we have awarded to Ms. Friedman 15,000 shares of restricted common stock under our 2009 Equity Incentive Plan.

Arrangement with Mr. Owen

        We have completed a four-year arrangement with a consulting company owned by Mr. Owen pursuant to which he will continue to lead the team managing the San Cristóbal mine and work on other projects as requested by us. Under this arrangement, we expect to pay Mr. Owen in 2010 for his work on San Cristóbal a fee of approximately $210,000 and provide him with specific administrative support. Mr. Owen is eligible for a 2010 performance bonus of up to $150,000 based on the achievement of certain objectives by the San Cristóbal mine and would receive payments of $12,500 per month in 2010 if the arrangement were terminated following a change of control of Golden Minerals. We would compensate Mr. Owen for work on other projects on terms to be agreed, and Mr. Owen would make available to us other significant mine services or investment opportunities that he identifies. Mr. Owen ceased to be an employee or serve as an executive officer of Golden Minerals effective January 1, 2010.

Indemnification Agreements with Officers and Directors

        We have entered into an indemnification agreement with each of our directors and officers. The indemnification agreements require us to indemnify our directors and officers to the fullest extent permitted under Delaware law.

DESCRIPTION OF CAPITAL STOCK

        The following information describes our capital stock and provisions of our Amended and Restated Certificate of Incorporation and Bylaws. This description is only a summary. You should also refer to our Amended and Restated Certificate of Incorporation and Bylaws that have been filed with the SEC.

 Authorized Capital

        Our authorized capital stock consists of:

  •
  50,000,000 shares of common stock, par value $0.01 per share; and

  •
  10,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

        Upon the completion of the Offering, assuming Sentient exercises its pre-emptive right in full, we expect there will be 9,040,608 shares of common stock issued and outstanding (9,784,294 shares if the Underwriter's over-allotment option and Sentient's pre-emptive right are exercised in full), including 230,000 shares of restricted stock outstanding under our 2009 Equity Incentive Plan.

Voting Rights

        Each holder of our common stock is entitled to one vote per share. Subject to the rights of the holders of any preferred stock that we may issue, all voting rights are vested in the holders of shares of our common stock. Holders of shares of common stock will have noncumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors will be able to elect 100% of the directors, and the holders of the remaining shares voting for the election of directors will not be able to elect any directors.

Dividends

        Holders of our common stock will be entitled to receive dividends when, as and if declared by our board, out of funds legally available for their payment, subject to the rights of holders of any preferred stock that we may issue. Under the terms of our Amended and Restated Certificate of Incorporation and Bylaws, for a one-year period beginning March 24, 2009, we are not permitted to declare or pay any dividend in respect of our common stock. Additionally, during the one-year period beginning on March 24, 2010, we are not permitted to declare or pay any dividend in respect of our common stock if, after giving effect to such dividend, the aggregate amount of dividends so declared and paid would exceed $1.5 million.

Rights upon Liquidation

        In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of our common stock will be entitled to share equally in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of outstanding preferred stock, if any, have received their liquidation preferences in full.

No Preemptive or Similar Rights

        Under Delaware law, a stockholder is not entitled to preemptive rights to subscribe for additional issuances of common stock or any other class or series of common stock or any security convertible into such stock in proportion to the shares that are owned unless there is a provision to the contrary in the certificate of incorporation. Our Amended and Restated Certificate of Incorporation does not provide its stockholders with any preemptive or similar rights.

 Preferred Stock

        Subject to certain restrictions contained in our Amended and Restated Certificate of Incorporation, our board of directors is authorized, from time to time, to issue shares of preferred stock in series and may, at the time of issue, determine the voting powers, full or limited, or without voting powers, and such designations, powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof. Holders of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding up before any payment is made to holders of common stock. Under certain circumstances, the issuance of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management.

        The affirmative vote of the holders of a majority in voting power of the outstanding shares of common stock present in person or represented by proxy at a special or annual meeting duly called for purposes of such business will be required for the issuance of any shares of preferred stock prior to the later of (i) May 24, 2010, and (ii) the date on which we hold our first meeting of stockholders at which directors are elected.

        There are currently no shares of preferred stock outstanding.

Restrictions on Certain Transactions

        Our Amended and Restated Certificate of Incorporation includes provisions which require supermajority stockholder approval for certain transactions. Until March 24, 2011, we will not be able to enter into any Specified Transaction (defined below) without (i) the unanimous approval of our board of directors and (ii) the affirmative vote of the holders representing at least 75% of the outstanding shares of capital stock entitled to vote generally (considered for this purpose as one class). A "Specified Transaction" means (a) the sale, lease or exchange of all or any substantial part of our property or assets (including, for this purpose, the property or assets of our subsidiaries) in a single transaction or a series of related transactions, or (b) a merger or consolidation to which we are a party, except any merger or consolidation involving us in which our capital stock outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (A) the surviving or resulting corporation or (B) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation.

Certain Provisions Governing our Board of Directors until March 24, 2011

        Our Amended and Restated Certificate of Incorporation provides that until March 24, 2011, our board of directors must be comprised of six members (unless otherwise required by the rules of any stock exchange on which our shares are listed), including the Chief Executive Officer and five independent directors. Our stockholders may vote to remove any director for cause by the affirmative vote of a majority of the voting power of outstanding common stock. Additionally, stockholders may vote to remove a maximum of two directors without cause by the affirmative vote of the holders of 66 2/3% in voting power of outstanding common stock at any time prior March 24, 2011.

Anti-Takeover Effects of Certain Provisions of Delaware Law,
the Amended and Restated Certificate of Incorporation and the Bylaws

        Some provisions of Delaware law and our Amended and Restated Certificate of Incorporation and Bylaws could make it more difficult for us to be acquired by means of a tender offer, a proxy contest or otherwise or the removal of our incumbent directors and officers.

        These provisions, summarized below, are expected to discourage and prevent coercive takeover practices and inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. They are also intended to provide our management with the flexibility to enhance the likelihood of continuity and stability if our board of directors determines that a takeover is not in the best interests of our stockholders. These provisions, however, could have the effect of discouraging attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Delaware Anti-Takeover Statute

        We are subject to Section 203 of the Delaware General Corporation Law. Section 203 is an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or another transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns 15% or more of the corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions that are not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Supermajority Vote for Certain Transactions

        As noted above, our Amended and Restated Certificate of Incorporation requires the affirmative vote of holders of at least 75% of our outstanding shares of common stock in order to approve the sale of all or substantially all of our assets or a merger which results in a change or control. This provision will expire after March 24, 2011.

Special Stockholder Meetings

        Under our Amended and Restated Certificate of Incorporation and Bylaws, special meetings of stockholders may be called only by our board of directors, other than special meetings called solely for the purpose of removing directors, which may be called by requests of the holders of a majority of the outstanding shares of our common stock.

Election and Removal of Directors

        Our Amended and Restated Certificate of Incorporation and Bylaws contain provisions that establish specific procedures for appointing and removing members of the board of directors. In addition, our Amended and Restated Certificate of Incorporation and Bylaws provide that vacancies and newly created directorships on the board of directors may be filled only by a majority of the directors then serving on the board (except as otherwise required by law or by resolution of the board). With the exception of certain provisions which govern the operation of our board of directors through March 24, 2011 (see " — Certain Provisions Governing our Board of Directors until March 24, 2011"), our Amended and Restated Certificate of Incorporation and Bylaws provide that directors may be removed only for cause.

Undesignated Preferred Stock

        The authorization of undesignated, or "blank check," preferred stock will make it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company. As noted above, the affirmative vote of the holders of a majority of the outstanding shares of common stock will be required for the issuance of any shares of preferred stock prior to the later of (i) May 24, 2010, and (ii) the date on which we hold our first meeting of stockholders at which directors are elected.

Requirements for Advance Notification of Stockholder Nominations and Proposals

        Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. See " — Advance Notice Requirements for Stockholder Proposals and Director Nominations."

No Stockholder Action by Written Consent.

        Our Amended and Restated Certificate of Incorporation and Bylaws will not permit stockholders to act by written consent.

No Cumulative Voting.

        Under Delaware law, cumulative voting for the election of directors is not permitted unless a corporation's certificate of incorporation authorizes cumulative voting. Our Amended and Restated Certificate of Incorporation and Bylaws do not provide for cumulative voting in the election of directors. Cumulative voting allows a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on our board of directors based on the number of shares of our stock the stockholder holds as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board's decision regarding a takeover.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

        Our Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to the company secretary between the 120th day and the 90th day before the anniversary of the preceding year's annual meeting. If, however, the date of the meeting is advanced more than 30 days before, or delayed more than 60 days after, the anniversary of the annual meeting, notice must be delivered between the 120th day before the meeting and the later of the 90th day before the meeting or the 10th day after we publicly announce the date of the meeting. Our Bylaws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Amendments to Amended and Restated Certificate of Incorporation or Bylaws

        The affirmative vote of the holders of at least a majority of our issued and outstanding common stock, voting as a single class, is generally required to amend or repeal our Amended and Restated Certificate of Incorporation. The affirmative vote of at least 75% of our outstanding common stock is required to approve amendments to the provisions in our Amended and Restated Certificate of Incorporation that establishes the 75% voting threshold for certain transactions. In addition, under the DGCL, an amendment to our Amended and Restated Certificate of Incorporation that would alter or change the powers, preferences or special rights of the common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Subject to our Bylaws, our board of directors may from time to time make, amend, supplement or repeal our Bylaws by vote of a majority of our board of directors.

Registration Rights

        We have agreed to register with the SEC the resale of the 400,000 shares of common stock issued to Hochschild in January 2010 and the shares which may be issued upon exercise of the warrants held by Hochschild. We are required to file one registration statement with the SEC upon demand by Hochschild at any time after May 31, 2010. Our obligation will cease on January 7, 2013.

        We have also agreed to register with the SEC the resale of the 844,694 common stock purchased by Sentient in January 2010 and any shares purchased by Sentient concurrent with this Offering upon exercise of its pre-emptive right. We are required to file a registration statement with the SEC no later than May 31, 2010 and to cause such registration statement to be declared effective no later than September 30, 2010. If we are unable to meet these deadlines, we may be subject to a penalty equal to 1.0% of the aggregate purchase price of the shares purchased by Sentient for every thirty days following the applicable deadline, up to a maximum amount of 3.0% of the aggregate purchase price paid by Sentient.

        We are not currently subject to any other contractual agreement or other obligation to register the resale of shares of our capital stock with the SEC or any other regulatory authority.

Pre-Emptive Rights

        Pursuant to the purchase agreement we entered into with Hochschild, Hochschild has the right, until January 7, 2012, to participate on a pro rata basis in public offerings or private placements for cash by us in order to permit Hochschild to maintain up to an 11% equity interest, on the same terms and conditions offered to others in such equity offerings or sales. Hochschild has indicated to us that it does not anticipate exercising its pre-emptive right concurrent with the Offering.

        Under the terms of the purchase agreement we entered into with Sentient, Sentient has the right to purchase, concurrent with the Offering, that number of shares of common stock such that Sentient will continue to hold the same percentage of our outstanding common stock after closing of the Offering, including the over-allotment option, as it held before such closing. While Sentient has indicated to us that it intends to exercise its pre-emptive right in full, we do not currently have a binding commitment from Sentient to purchase any shares. Other than its right to purchase concurrent with this Offering, Sentient does not have pre-emptive rights.

Transfer Agent and Registrar

        The transfer agent and registrar for the common stock is Olympia Trust Company, Toronto, Ontario.

Listing

        Our common stock currently trades in interdealer and over-the-counter transactions, and price quotations have been available in the "pink sheets" under the symbol "GDMN". Our common stock is also listed on the Toronto Stock Exchange under the symbol "AUM". We have applied to list our common stock on the Amex under the symbol "AUMN". Listing our common stock on the Amex will be subject to meeting its minimum listing requirements.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this Offering we will have 9,040,608 shares of our common stock outstanding, based upon the number of shares of common stock outstanding as of March 11, 2010 and assuming Sentient exercises its pre-emptive right in full and that the Underwriters do not exercise their over-allotment option. Sentient has indicated that it intends to exercise its right in full. However, we do not currently have a binding commitment from Sentient to purchase any shares. All of our shares will be freely transferable without restriction or further registration or qualification, except that shares held by our "affiliates," as that term is defined in Rule 144 under the Securities Act, and shares held by Sentient and Hochschild, may generally only be sold in compliance with the limitations of Rule 144 described below.

        Future sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock or make it difficult for us to raise additional equity capital in the future.

Lock-up Agreements

        Following completion of the Offering and assuming Sentient does not exercise its pre-emptive right and that the Underwriters do not exercise their over-allotment option, 1,445,394 shares, or approximately 18%, will be subject to lock-up agreements which will terminate after 180 days. We have agreed not to, without the prior consent of Dahlman Rose & Company, LLC, directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities that may be converted into or exchanged for our common stock for a period of 180 days from the date of this prospectus. In addition, all of our executive officers and directors as well as stockholders holding a substantial amount of our outstanding common stock, have agreed not to, without the prior consent of Dahlman Rose & Company, LLC, directly or indirectly, offer, sell or otherwise dispose of any shares of our common stock or any securities that may be converted into or exchanged for our common stock for a period of 180 days (for our directors and officers, Sentient and Hochschild) from the date of this prospectus. See "Underwriting." Dahlman Rose & Company, LLC may give this consent at any time without public notice. With the exception of the Underwriters' over-allotment option, there are no present agreements between the Underwriters and us or any of our executive officers or directors releasing them or us from these lock-up agreements prior to the expiration of the applicable period.

Rule 144

        Rule 144 provides a safe harbor from the registration requirements of the Securities Act. In general, under Rule 144, a person (or persons whose shares are aggregated) who owns shares that were acquired from us or one of our affiliates at least six months prior to the proposed sale, and who has not been an affiliate of ours for 90 days preceding the sale will be entitled to sell those shares. Affiliates of ours are only allowed to sell their shares after the same six-month holding period, subject to the availability of current public information about us as well as compliance with manner of sale restrictions, a volume limitation and the filing of a Form 144 with the SEC if the sale exceeds 5,000 shares or $50,000 in value. The volume limitation restricts sales within any three-month period to a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal 90,406 shares immediately after this Offering, assuming that Sentient has exercised its pre-emptive right in full and that the Underwriters have not exercised their over-allotment option; or

  •
  The average weekly trading volume of our common stock during the four calendar weeks preceding the filing of the Form 144 with respect to such sale.

        An "affiliate" is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with us.

 UNDERWRITING

        We and the selling stockholder have entered into an underwriting agreement, dated March 18, 2010, with the Underwriters named below with respect to the shares of common stock being offered. Dahlman Rose & Company, LLC is acting as sole book-running manager and representative of the Underwriters in the United States and Canaccord Financial Ltd. is acting as sole book-running manager and representative of the Underwriters in Canada. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us and the selling stockholder the following number of shares of common stock at the public offering price, less the underwriting discount on the cover page of this prospectus. The shares are to be taken up by the Underwriters, if at all, on or before a date not later than 42 days after the date of receipt for this prospectus.

Underwriters	Number of Shares
Dahlman Rose & Company, LLC	2,100,000

Canaccord Financial Ltd.	1,600,000

Rodman & Renshaw, LLC	300,000

Total	4,000,000

        This Offering is being made concurrently in the U.S. and in Canada in the Provinces of Ontario, British Columbia, and Alberta. We may also make offers on a private placement basis in other jurisdictions where permitted under applicable law. The common stock will be offered in the United States through the Underwriters, either directly or through their respective registered broker-dealer affiliates, and in Canada by Canaccord Financial Ltd.

        The public offering price on the cover page of this prospectus was determined following arm's length negotiations between the Company, the Underwriters, and the selling stockholder, and was based on a price that was determined by reference to the closing price of our common stock on the TSX on the pricing date after taking into account prevailing market conditions and other factors, including estimates of our business potential, an assessment of our management and properties, and consideration of the above factors in relation to market valuation of companies in related businesses.

        The Underwriters have agreed to purchase all of the shares of common stock sold under the underwriting agreement if any of the shares of common stock are purchased, other than shares of common stock covered by the over-allotment option described below. The underwriting agreement provides that the Underwriters' obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

  •
  the representations and warranties made by us and the selling stockholder to the Underwriters are true;

  •
  there is no adverse material change in our business; and

  •
  we and the selling stockholder deliver customary closing documents to the Underwriters.

        Additionally, the obligations of the Underwriters under the underwriting agreement may be terminated at the discretion of the Underwriters, upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the securities if any of the securities are purchased under the underwriting agreement. We and the selling stockholder have agreed to indemnify each underwriter, its affiliates, and its members, partners, directors, officers, employees, agents and representatives against certain liabilities and expenses, related to the Offering, including liabilities under the U.S. Securities Act and Canadian securities laws. We and the selling stockholder have also agreed to contribute to payments each underwriter may be required to make in respect of such liabilities.

        We have granted the Underwriters an over-allotment option exercisable for 30 days from the date of this prospectus to purchase a total of up to 600,000 shares of common stock being offered hereby, at the public offering price less the underwriting discount on the cover of this prospectus. The underwriters may exercise this over-allotment option solely to cover any over-allotments, if any, made in connection with this Offering. To the extent the underwriters exercise this over-allotment option in whole or in part, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares of common stock approximately proportionate to that underwriter's initial commitment amount reflected in the above table. If the over-allotment option is exercised in full, the total public offering price, underwriting discount and proceeds, before expenses (as set out on the cover page of this prospectus) will be (i) to us, $36,143,989, $2,439,719 and $33,704,270, respectively, and (ii) to the selling stockholder, $2,956,011, $199,531 and $2,756,480 respectively.

        The underwriters have advised us and the selling stockholder that they propose initially to offer the shares of common stock to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.2869 per share. The underwriters may allow, and the dealers may re-allow, a discount not in excess of $0.10 per share to other dealers. If all of the shares of common stock cannot be sold at the public offering price, the offering price and other selling terms may be changed. In the event that the shares of common stock are sold at a price that is below the public offering price set out on the cover page of this prospectus, the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the shares of common stock is less than the gross proceeds paid by the underwriters to us and the selling stockholder.

        The following table shows the per share and total underwriting discount to be paid to the Underwriters by us and the selling stockholder. The information assumes either no exercise or full exercise by the Underwriters of the over-allotment option to purchase additional shares.

	Without Option	With Option
Per Share	$0.57	$0.57
Total	$2,295,000	$2,639,250

        We and our officers and directors, as well as Sentient and Hochschild, have agreed that, subject to certain exceptions, for a period of 180 days from the date of the underwriting agreement, we and they will not, without the prior written consent of Dahlman Rose & Company, directly or indirectly, offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock, and will not establish or increase any "put equivalent position" or liquidate or decrease any "call equivalent position" with respect to any shares of common stock or any securities convertible into or exchangeable for shares of common stock (in each case within the meaning of Section 16 of the U.S. Exchange Act and the rules and regulations promulgated thereunder), or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of any of shares of common stock or any securities convertible into or exchangeable for shares of common stock.

        In connection with the Offering, the Underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by an underwriter of a greater number of shares than it is required to purchase in the Offering. "Covered" short sales are sales made in an amount not greater than the over-allotment option to purchase additional shares of common stock from us in the Offering. The Underwriters may close out any covered short position by either exercising the over-allotment option to purchase additional shares of common stock or purchasing shares of common stock in the open market. In determining the source of shares of common stock to close out the covered short position, the underwriter will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which it may purchase additional shares of common stock pursuant to the over-allotment option granted to it. "Naked" short sales are any sales in excess of such over-allotment option. The underwriter must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of shares of common stock in the open market after pricing that could adversely affect investors who purchase in the Offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriter in the open market prior to the completion of the Offering.

        Purchases to cover a short position and stabilizing transactions, as well as other purchases by the Underwriters for their own accounts, may have the effect of preventing or delaying a decline in the market price of our shares of common stock, and may stabilize, maintain or otherwise affect the market price of our shares of common stock. As a result, the price of our shares of common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Amex, the TSX or in the over-the-counter market or otherwise.

        This prospectus may be made available on Internet sites or through other online services maintained by one or more of the Underwriters of this Offering, or by their affiliates. Other than any prospectus made available in electronic format in this manner, the information on any website containing this prospectus is not part of this prospectus or the registration statement of which this prospectus forms a part, and such information has not been approved or endorsed by us or any Underwriter in such capacity and should not be relied on by prospective investors.

        We estimate that our share of the total expenses of the Offering, excluding the underwriting discount and assuming no exercise of the over-allotment option, will be approximately $1.1 million, which includes the actual and accountable reimbursable expenses to be paid to the Underwriters expected not to exceed $300,000, which includes up to $200,000 in legal fees.

        The Underwriters will also receive a placement agent's commission of 3.5% in connection with any exercise by Sentient of its pre-emptive right to purchase additional shares of the Company. If the over-allotment option is exercised in full, and Sentient fully exercises its right to purchase additional shares, we expect the aggregate placement agent commission paid to the Underwriters will be approximately $313,491.

Notice to Prospective Investors in the United Kingdom

        This prospectus is only being distributed to, and is only directed at, persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "financial promotion order"), (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc") of the financial promotion order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the issue or sale of the shares of common stock may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This long form prospectus is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons; and any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

        The following is a summary of the material United States federal income tax consequences to non-U.S. holders (defined below) of the ownership and disposition of the shares of common stock purchased in the Offering.

        As used herein, "non-U.S. holders" are beneficial owners of the shares of our common stock purchased in the Offering, other than entities or arrangements treated as partnerships for U.S. federal income tax purposes ("Partnerships"), that are not U.S. holders. "U.S. holders" are beneficial owners of the shares of our common stock that are, for United States federal income tax purposes, (1) citizens or individual residents of the United States, (2) corporations created or organized in, or under the laws of, the United States, any state thereof or the District of Columbia, (3) estates, the income of which is subject to United States federal income taxation regardless of its source, or (4) trusts if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (B) an election is in effect under applicable United States Treasury regulations to be treated as a U.S. person.

        If a Partnership is a beneficial owner of the shares of our common stock purchased in the Offering, the treatment of a partner in the Partnership will generally depend upon the status of the partner and upon the activities of the Partnership. Partnerships and partners in such Partnerships should consult their own tax advisors about the United States federal income tax consequences of owning and disposing of shares of our common stock.

        This summary does not describe all of the tax consequences that may be relevant to a non-U.S. holder in light of its particular circumstances. For example, it does not deal with special classes of non-U.S. holders, such as banks, thrifts, real estate investment trusts, regulated investment companies, passive foreign investment companies, insurance companies, dealers in securities or currencies, or tax-exempt investors. This summary is limited to holders that hold our shares of common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code") (generally, property held for investment purposes). It does not discuss the tax consequences of the ownership and disposition of shares of our common stock purchased in the Offering and held as part of a hedge, straddle, conversion, "synthetic security" or other integrated transaction. This summary also does not address the tax consequences to (i) persons that have a functional currency other than the U.S. dollar, (ii) certain U.S. expatriates or (iii) stockholders or beneficiaries of a holder of such shares of common stock. Further, it does not include any description of any alternative minimum tax consequences, estate tax consequences, or the tax laws of any state or local government or of any foreign government that may be applicable to such shares of common stock. This summary is based on the Code and the United States Treasury regulations promulgated thereunder, and administrative and judicial decisions, all as in effect on the date hereof, all of which are subject to change or differing interpretations, possibly on a retroactive basis. There can be no assurance that the Internal Revenue Service will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the Internal Revenue Service with respect to the United States federal income tax consequences of the ownership and disposition of such shares of common stock.

        YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME, FRANCHISE, PERSONAL PROPERTY, ESTATE, GIFT, TRANSFER AND ANY OTHER TAX CONSEQUENCES (INCLUDING ANY ASSOCIATED REPORTING REQUIREMENTS) OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SHARES OF OUR COMMON STOCK, INCLUDING THE EFFECT OF ANY TREATIES ON THE FOREGOING OR OTHERWISE.

  Our Common Stock

        The rules governing United States federal income taxation of the ownership and disposition by a non-U.S. holder of shares of our common stock are complex and no attempt is made herein to provide more than a summary of such rules.

  Distributions

        If distributions are paid on shares of our common stock, the distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent a distribution with respect to your shares of our common stock exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, the adjusted tax basis of your shares of our common stock. Any remainder will constitute gain from the sale or exchange of the shares of our common stock, the treatment of which is described below under the section entitled "— Sale or Exchange of Shares of Common Stock." Dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at the rate of 30%, or such lower rate as may be specified by an applicable income tax treaty. If the dividend is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States (and, if an applicable tax treaty requires, is also attributable to a United States permanent establishment maintained by such non-U.S. holder), the dividend will not be subject to any withholding tax, provided certain certification requirements are satisfied (as described below). Instead, such dividends will be subject to United States federal income tax imposed on net income on the same basis that applies to U.S. persons generally. A corporate non-U.S. holder under certain circumstances also may be subject to an additional branch profits tax equal to 30%, or such lower rate as may be specified by an applicable income tax treaty, on a portion of its effectively connected earnings and profits for the taxable year.

        Non-U.S. holders should consult their own tax advisors regarding the potential applicability of any income tax treaty in their particular circumstances.

        To claim the benefit of a tax treaty or to claim exemption from withholding on the ground that income is effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder must provide a properly executed form, generally on Internal Revenue Service Form W-8BEN for treaty benefits or Form W-8ECI for effectively connected income, or such successor forms as the Internal Revenue Service designates, prior to the payment of dividends. These forms must be periodically updated. Non-U.S. holders generally may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

  Sale or Exchange of Shares of Common Stock

        A non-U.S. holder generally will not be subject to United States federal income tax and, in certain cases, withholding tax on the sale, exchange or other disposition of shares of our common stock purchased in the Offering unless (1) the gain is effectively connected with a United States trade or business of the non-U.S. holder (and, if an applicable tax treaty requires, is also attributable to a United States permanent establishment maintained by such non-U.S. holder), (2) in the case of a non-U.S. holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 or more days (as calculated for United States federal income tax purposes) during the taxable year of the disposition, and certain other conditions are satisfied, or (3) we are or have been a "U.S. real property holding corporation," or "USRPHC," as defined for United States federal income tax purposes. Generally, a U.S. corporation is a USRPHC if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the fair market value of its real property and trade or business assets. We believe that we currently are not a USRPHC, although there can be no assurance that we will not become a USRPHC in future years. Even if we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market, under applicable United States Treasury regulations, a non-U.S. holder generally will not be subject to United States federal income tax on any gain realized on the sale, exchange or other disposition of shares of our common stock unless the non-U.S. Holder has owned, directly or by attribution, more than 5% of our common stock during the shorter of the five-year period preceding the disposition or the non-U.S. Holder's holding period for the shares of our common stock (a "greater than 5% stockholder").

        If a non-U.S. holder is described in clause (1) or is a greater than 5% stockholder and we are a USRPHC, as described in clause (3) above, such holder generally will be taxed on the net gain derived from a sale in the same manner as U.S. persons generally, and, in the case of a non-U.S. holder described in clause (3) above, in certain cases may be subject to a 10% withholding tax applied to the gross proceeds received. Any amount withheld as discussed above may be applied as a credit against the non-U.S. holder's United States federal income tax liability. If an individual non-U.S. holder is described in clause (2) above, such individual generally will be subject to a flat 30% tax on the gain derived from a sale, which may be offset by certain United States capital losses (even though such individual is not considered a resident of the United States). In addition, if a corporate non-U.S. holder falls under clause (1) above, it may be subject to an additional branch profits tax on such effectively connected income at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

        Non-U.S. holders should consult their own tax advisors regarding the potential applicability of any income tax treaty in their particular circumstances.

  Information Reporting and Backup Withholding Tax

        Information reporting and backup withholding (currently at a 28% rate) may apply to dividends paid with respect to our common stock and to proceeds from the sale, exchange or other disposition of our common stock. In certain circumstances, non-U.S. holders may avoid information reporting and backup withholding if they certify under penalties of perjury as to their status as non-U.S. holders or otherwise establish an exemption and certain other requirements are met. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

        Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules from a payment to a non-U.S. holder generally may be refunded or credited against the non-U.S. holder's United States federal income tax liability, if any, provided that an appropriate claim is timely filed with the Internal Revenue Service.

        THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A NON-U.S. HOLDER'S PARTICULAR SITUATION. NON-U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO ALL TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS, AND THE POSSIBLE EFFECTS OF ANY CHANGES THEREIN.

 INTEREST OF NAMED EXPERTS AND COUNSEL

        Deborah Friedman devotes approximately half her time to service as our Senior Vice President, General Counsel and Corporate Secretary and approximately half her time to her legal practice at Davis Graham & Stubbs LLP, the firm which has rendered an opinion regarding the legality of the issuance of the shares of common stock offered in this prospectus. We pay a monthly flat fee of $13,333 to the firm for approximately one-half of her time which is devoted to us and pay her customary hourly rate to the firm for any time spent by Ms. Friedman in excess of that threshold. From May 1, 2009 (when Ms. Friedman rejoined the firm as an active partner) through December 31, 2009, we have paid approximately $600,000 to Davis Graham & Stubbs for legal services rendered by various attorneys in the firm, including Ms. Friedman. We have been advised that this amount represented a de minimis amount of the firm's total revenue for that period. In addition, we have awarded to Ms. Friedman 15,000 shares of restricted common stock under our 2009 Equity Incentive Plan.

LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus and other matters with respect to United States law will be passed upon for us by Davis Graham & Stubbs LLP. Certain matters with respect to Canadian law will be passed upon by Peterson Law Professional Corporation on our behalf. Skadden, Arps, Slate, Meagher & Flom LLP is acting for the Underwriters in connection with this Offering. Certain matters with respect to Canadian law will be passed upon by Blake, Cassels and Graydon LLP on behalf of the Underwriters. As of the date of this prospectus, the respective partners and associates of each of Peterson Law Professional Corporation and Blake, Cassels and Graydon LLP beneficially own, directly or indirectly, less than 1% of the common stock of Golden Minerals Company.

EXPERTS

        The financial statements of Golden Minerals as of December 31, 2009 and for the 282 day period ended December 31, 2009 and of Apex Silver as of December 31, 2008, and for the 83 day period ended March 24, 2009, and for each of the two years in the period ended December 31, 2008, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The estimates of our mineralized material and resources with respect to the El Quevar project have been included in this prospectus in reliance upon the technical reports prepared by SRK and CAM. Information of an economic, scientific or technical nature in respect of the El Quevar is included in this prospectus based upon the technical reports prepared by SRK and CAM. Leah Mach participated on behalf of SRK in the preparation of its technical report. Each of Fred Barnard and Robert Sandefur participated on behalf of CAM in the preparation of its technical report. Each of the foregoing individuals is a "qualified person" for purposes of NI 43-101. SRK, CAM and all of their respective employees who participated in the preparation of the technical reports are independent of us, within the meaning of NI 43-101.

        The aforementioned firms and persons held either less than one percent or no securities of Golden Minerals or of any associate or affiliate of Golden Minerals at or following the time when they prepared the technical reports and other scientific and technical information, and did not receive any securities of Golden Minerals or of any associate or affiliate of Golden Minerals in connection with the preparation of the technical report and other scientific and technical information. None of the aforementioned persons, nor any directors, officers or employees of such aforementioned firms, is currently expected to be elected, appointed or employed as a director, officer or employee of Golden Minerals or of any associate or affiliate of Golden Minerals.

 WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed this registration statement on Form S-1 with the SEC, to register our shares of common stock being offered by this prospectus. Our SEC filings are available to the public at the SEC's website at http://www.sec.gov. You may also read and copy our Form S-1 registration statement and any reports, statements or other information that we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Our SEC filings are also available to the public from commercial document retrieval services. Information contained on our website should not be considered part of this prospectus.

        We also file reports, statements or other information with the Alberta, British Columbia, and Ontario Securities Commissions. Copies of these documents that are filed through the System for Electronic Document Analysis and Retrieval, or "SEDAR," of the Canadian Securities Administrators are available at its web site http://www.sedar.com.

GLOSSARY OF TECHNICAL TERMS

"Assay" means to test ores or minerals by chemical or other methods for the purpose of determining the amount of valuable metals contained.

"Base Metal" means a classification of metals usually considered to be of low value and higher chemical activity when compared with the precious metals (gold, silver, platinum, etc.). This nonspecific term generally refers to the high-volume, low-value metals copper, lead, tin, and zinc.

"Breccia" means rock consisting of fragments, more or less angular, in a matrix of finer-grained material or of cementing material.

"Claim" means a mining interest giving its holder the right to prospect, explore for and exploit minerals within a defined area.

"Concentrates" means the clean product of ore or metal separated from its containing rock or earth by froth flotation or other methods of mineral separation.

"Concentrator" means a plant where ore is separated into values (concentrates) and rejects (tails).

"Concession" means a grant or lease of a tract of land made by a government or other controlling authority in return for stipulated services or a promise that the land will be used for a specific purpose.

"Diamond Core" means a rotary type of rock drill that cuts a core of rock and is recovered in long cylindrical sections, two centimeters or more in diameter.

"Deposit" means an informal term for an accumulation of mineral ores.

"Exploration Stage" means a prospect that is not yet in either the development or production stage.

"Feasibility Study" means an engineering study designed to define the technical, economic, and legal viability of a mining project with a high degree of reliability.

"Formation" means a distinct layer of sedimentary rock of similar composition.

"Grade" means the metal content of ore, usually expressed in troy ounces per ton (2,000 pounds) or in grams per ton or metric tons which contain 2,204.6 pounds or 1,000 kilograms. This report refers to ounces per ton.

"Mineralization" means the concentration of metals within a body of rock.

"Mining" means the process of extraction and beneficiation of mineral reserves to produce a marketable metal or mineral product. Exploration continues during the mining process and, in many cases, mineral reserves are expanded during the life of the mine operations as the exploration potential of the deposit is realized.

"Net Smelter Return Royalty" means a defined percentage of the gross revenue from a resource extraction operation, less a proportionate share or transportation, insurance, and processing costs.

"Open Pit" means a mine working or excavation open to the surface.

"Ore" means material containing minerals that can be economically extracted.

"Outcrop" means that part of a geologic formation or structure that appears at the surface of the earth.

"Oxide" means mineralized rock in which some of the original minerals have been oxidized (i.e., combined with oxygen). Oxidation tends to make the ore more porous and permits a more complete permeation of cyanide solutions so that minute particles of gold in the interior of the minerals will be more readily dissolved.

A-1

"Precious Metal" means any of several relatively scarce and valuable metals, such as gold, silver, and the platinum-group metals.

"Probable Reserves" means reserves for which quantity and grade and/or quality are computed from information similar to that used for Proven Reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for Proven Reserves, is high enough to assume continuity between points of observation.

"Proven Reserves" means reserves for which quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

"Production Stage" means a project that is actively engaged in the process of extraction and beneficiation of mineral reserves to produce a marketable metal or mineral product.

"Reclamation" means the process of returning land to another use after mining is completed.

"Recovery" means that portion of the metal contained in the ore that is successfully extracted by processing, expressed as a percentage.

"Reserves" means that part of a mineral deposit that could be economically and legally extracted or produced at the time of reserve determination.

"Sampling" means selecting a fractional, but representative, part of a mineral deposit for analysis.

"Sediment" means solid fragmental material that originates from weathering of rocks and is transported or deposited by air, water, or ice, or that accumulates by other natural agents, such as chemical precipitation from solution or secretion by organisms, and that forms in layers on the Earth's surface at ordinary temperatures in a loose, unconsolidated form.

"Sedimentary" means formed by the deposition of sediment.

"Sulfide" means a compound of sulfur and some other element.

"Tertiary" means the first period of the Cenozoic Era (after the Cretaceous of the Mesozoic Era and before the Quaternary), thought to have covered the span of time between 65 million years and 3 to 2 million years ago.

"Vein" means a fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source.

"Waste" means rock lacking sufficient grade and/or other characteristics of ore.

A-2

GOLDEN MINERALS COMPANY

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA INDEX

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at December 31, 2009 and 2008	F-4

Consolidated Statements of Operations and Comprehensive Income (Loss) for the periods January 1 through March 24, 2009 and March 25 through December 31, 2009 and the years ended December 31, 2008 and 2007

F-5
Consolidated Statements of Changes in Equity (Deficit) for the periods January 1 through March 24, 2009 and March 25 through December 31, 2009 and the year ended December 31, 2008	F-6
Consolidated Statements of Cash Flows for the periods January 1 through March 24, 2009 and March 25 through December 31, 2009 and the years ended December 31, 2008 and 2007	F-7
Notes to the Consolidated Financial Statements	F-8

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of Golden Minerals Company:

        In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and comprehensive income (loss), of equity and of cash flows present fairly, in all material respects, the financial position of Golden Minerals Company and its subsidiaries (Successor Company) at December 31, 2009 and the results of its operations and its cash flows for the period from March 25, 2009 to December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 8A. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        As discussed in Note 3 to the consolidated financial statements, the United States Bankruptcy Court for the Southern District of New York confirmed the Company's Joint Plan of Reorganization (the "plan") on March 4, 2009. Confirmation of the plan resulted in the discharge of all claims against the Company that arose before January 12, 2009 and substantially terminates all rights and interests of equity security holders as provided for in the plan. The plan was substantially consummated on March 24, 2009 and the Company emerged from bankruptcy. In connection with its emergence from bankruptcy, the Company adopted fresh start accounting as of March 25, 2009.

/s/ PricewaterhouseCoopers LLP
Denver, Colorado
February 22, 2010

 Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Apex Silver Mines Limited:

        In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and comprehensive income (loss), of equity and of cash flows present fairly, in all material respects, the financial position of Apex Silver Mines Limited and its subsidiaries (Predecessor Company) at December 31, 2008 and the results of their operations and their cash flows for the period from January 1, 2009 to March 24, 2009, and for each of the two years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 15 to the consolidated financial statements, the Company adopted FASB Statement No. 157, Fair Value Measurements, as of January 1, 2008, which did not require retrospective application. As discussed in Note 5 to the consolidated financial statements, the Company changed its method of accounting for noncontrolling interests effective January 1, 2009, which required retrospective application for all periods presented.

        As discussed in Note 3 to the consolidated financial statements, the Company filed a petition on March 4, 2009 with the United States Bankruptcy Court for the Southern District of New York for reorganization under the provisions of Chapter 11 of the Bankruptcy Code. The Company's Joint Plan of Reorganization was substantially consummated on March 24, 2009 and the Company emerged from bankruptcy. In connection with its emergence from bankruptcy, the Company adopted fresh start accounting.

/s/ PricewaterhouseCoopers LLP
Denver, Colorado
February 22, 2010

GOLDEN MINERALS COMPANY

CONSOLIDATED BALANCE SHEETS

(Expressed in United States dollars)

	December 31, 2009	December 31, 2008
	(Successor)	(Predecessor)
	(in thousands, except share data)
Assets
Current assets
Cash and cash equivalents	$8,570	$33,723
Restricted cash	—	20,575
Investments	444	16,351
Trade receivables	1,460	7,315
Inventories	—	75,008
Prepaid expenses and other assets	2,087	15,550

Total current assets	12,561	168,522
Property, plant and equipment, net	7,774	202,534
Assets held for sale	813	—
Ore stockpile inventories	—	72,628
Value added tax recoverable	—	157,146
Investments	—	5,487
Prepaid expenses and other assets	552	30

Total assets	$21,700	$606,347

Liabilities and Equity (Deficit)
Current liabilities
Accounts payable and other accrued liabilities	$2,428	$48,861
Accrued interest payable	—	8,660
Other current liabilities	63	—
Current portion of long term debt	—	523,610

Total current liabilities	2,491	581,131
Long term debt	—	59,951
Asset retirement obligation	—	9,155
Other long term liabilities	651	4,398

Total liabilities	3,142	654,635

Commitments and contingencies (Note 21)
Equity (deficit)
Common stock, (Successor) $.01 par value, 50,000,000 shares authorized; 3,238,615 shares issued and outstanding, net of 3,885 treasury shares	32	—
Ordinary Shares, (Predecessor) $.01 par value, 175,000,000 shares authorized; 59,000,832 shares issued and outstanding	—	590
Additional paid in capital	37,854	680,901
Accumulated deficit	(20,276)	(880,020)
Accumulated other comprehensive income (loss)	154	(551)

Parent company's shareholder's equity (deficit)	17,764	(199,080)
Noncontrolling interest in subsidiaries	794	150,792

Total equity (deficit)	18,558	(48,288)

Total liabilities and equity (deficit)	$21,700	$606,347

The accompanying notes form an integral part of these consolidated financial statements.

GOLDEN MINERALS COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Expressed in United States dollars)

	For The Period March 25, 2009 Through December 31, 2009	For The Period January 1, 2009 Through March 24, 2009	The Years Ended December 31,
			2008	2007
	(Successor)	(Predecessor)
	(in thousands except per share data)
Revenue:
Management service fees (Note 19)	$11,067	$1,350	$5,400	$5,400
Costs and expenses:
Costs of services (Note 19)	(3,751)	—	—	—
Exploration expense	(12,617)	(3,482)	(25,397)	(15,357)
Administrative expense	(8,430)	(4,779)	(17,348)	(17,664)
Stock based compensation	(1,666)	(2,717)	(2,852)	(2,609)
Depreciation, depletion and amortization	(626)	(102)	(527)	(533)

Total costs and expenses	(27,090)	(11,080)	(46,124)	(36,163)

Loss from operations	(16,023)	(9,730)	(40,724)	(30,763)
Other income and expenses:
Interest and other income	1,042	1,010	5,553	19,432
Royalty income	399	88	351	1,319
Interest and other expense	—	(345)	(15,848)	(5,733)
Gain on disposal of assets, net	261	—	—	—
Impairment of long lived assets	(1,687)	—	—	—
Loss on foreign currency	(69)	(13)	(32)	(48)
Gain on extingushment of debt	—	248,165	—	—
Loss on auction rate securities	(2,199)	(828)	(16,263)	(34,537)
Reorganization costs, net	(1,032)	(3,683)	(2,153)	—
Fresh start accounting adjustments	—	9,122	—	—

Other total income and expenses	(3,285)	253,516	(28,392)	(19,567)

Income (loss) from continuing operations before income taxes	(19,308)	243,786	(69,116)	(50,330)
Income taxes	(968)	(165)	(618)	(879)

Net income (loss) from continuing operations	(20,276)	243,621	(69,734)	(51,209)
Loss from discontinued operations	—	(4,153)	(166,625)	(24,634)

Net income (loss)	$(20,276)	$239,468	$(236,359)	$(75,843)
Net (income) loss attributable to noncontrolling interest	$—	$(7,869)	$118,122	$87,399

Net income (loss) attributable to the Successor/Predecessor stockholder's	$(20,276)	$231,599	$(118,237)	$11,556

Other comprehensive gain (loss):
Unrealized gain (loss) on securities	$154	$940	$(441)	$(86)

Comprehensive income (loss) attributable to Successor/Predecessor stockholder's	$(20,122)	$232,539	$(118,678)	$11,470

Net income (loss) per Common/Ordinary Share — basic
Income (loss) from continuing operations attributable to the Successor/Predecessor stockholders	$(6.78)	$4.13	$(1.18)	$(0.87)
Income (loss) from discontinued operations attributable to the Successor/Predecessor stockholders	—	(0.20)	(0.82)	1.07

Income (loss) attributable to the Successor/Predecessor stockholders	$(6.78)	$3.93	$(2.01)	$0.20

Net income (loss) per Common/Ordinary Share — diluted
Loss from continuing operations attributable to the Successor/Predecessor stockholders	$(6.78)	$(0.06)	$(1.18)	$(0.87)
Loss from discontinued operations attributable to the Successor/Predecessor stockholders	—	(0.17)	(0.82)	1.07

Loss attributable to the Successor/Predecessor stockholders	$(6.78)	$(0.23)	$(2.01)	$0.20

Weighted average Common Stock/Ordinary Shares outstanding — basic	2,989,562	59,000,832	58,947,025	58,714,935

Weighted average Common Stock/Ordinary Shares outstanding — diluted	2,989,562	69,171,400	58,947,025	58,714,935

The accompanying notes form an integral part of these consolidated financial statements.

GOLDEN MINERALS COMPANY

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(Expressed in United States dollars)

					Accumulated Other Comprehensive income (loss)
	Common Stock
			Additional Paid-in Capital	Accumulated Deficit		Noncontrolling Interest	Total Equity (Deficit)
	Shares	Amount
	(in thousands except share data)
(Predecessor)
Balance, December 31, 2006	58,577,700	$585.8	$669,487	$(773,339)	$(24)	$40	$(103,250)
Stock compensation accrued	—	—	3,193	—	—	—	3,193
Stock options exercised ($11.78 per share)	394,325	3.9	4,522	—	—	—	4,526
Stock granted as compensation ($16.49 per share)	57,150	0.6	—	—	—	—	1
Stock compensation restricted shares canceled (1)	(119,550)	(1.2)	—	—	—	—	(1)
Unrealized loss on marketable equity securities	—	—	—	—	(86)	—	(86)
Gain attributable to non-controlling interest	—	—	—	—	—	(40)	(40)
Net income	—	—	—	11,556	—	—	11,556

Balance, December 31, 2007	58,909,625	$589	$677,203	$(761,783)	$(110)	$—	$(84,101)
Stock compensation accrued	—	—	3,698	—	—		3,698
Stock granted as compensation ($15.91 per share)	91,207	1	—	—	—		1
Unrealized loss on marketable equity securities	—	—	—	—	(441)		(441)
Capital contributions	—	—	—	—	—	167,329	167,329
Interest payable to non controlling interest	—	—	—	—	—	19,737	19,737
Line of credit barrowings	—	—	—	—	—	150,000	150,000
Net loss	—	—	—	(118,237)	—	(186,274)	(304,511)

Balance, December 31, 2008	59,000,832	$590.0	$680,901	$(880,020)	$(551)	$150,792	$(48,288)
Stock compensation accrued	—	—	2,920	—	—	—	2,920
Ordinary Shares of Apex Silver Mines Limited to be canceled	(59,000,832)	(590)	(683,821)	—	—	—	(684,411)
Unrealized loss on marketable equity securities	—	—	—	—	940	—	940
Net income (loss)	—	—	—	231,599	—	7,869	239,468
Capital contributions	—	—	—	—	—	3,500	3,500
Interest payable to non controlling interest	—	—	—	—	—	7,899	7,899
Elimination of Predecessor accumulated deficit	—	—	—	648,421	—	—	648,421
Elimination of Predecessor accumulated OCI	—	—	—	—	(389)	—	(389)
Elimination of Predecessor Noncontrolling Interest	—	—	—	—	—	(170,060)	(170,060)

Balance, March 24, 2009	—	$—	$—	$—	$—	$—	$—

(Successor)
Issuance of new equity in connection with emergence from Chapter 11	3,000,000	$30	$36,230	$—	$—	$—	$36,260
Stock compensation accrued, net of forfeitures	242,500	2	1,664	—	—	—	1,666
Treasury shares acquired	(3,885)	—	(40)	—	—	—	(40)
Unrealized gain on marketable equity securities	—	—	—	—	154	—	154
Noncontrolling interest in mineral properties	—	—	—	—	—	794	794
Net loss	—	—	—	(20,276)	—	—	(20,276)

Balance, December 31, 2009	3,238,615	$32	$37,854	$(20,276)	$154	$794	$18,558

The accompanying notes form an integral part of these consolidated financial statements.

GOLDEN MINERALS COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in United States dollars)

			For the Years Ended December 31,
	For The Period March 25, 2009 Through December 31, 2009	For The Period January 1, 2009 Through March 24, 2009
			2008	2007
	(Successor)	(Predecessor)
	(in thousands)
Cash flows from operating activities:
Net cash used in operating activities (Note 20)	$(23,247)	$(13,849)	$(139,554)	$(166,029)

Cash flows from investing activities:
Purchase of available-for-sale investments	—	(4,447)	(43,825)	(558,784)
Sale of available-for-sale investments	3,386	21,113	79,754	793,390
Sale of held-to-maturity investments	—	—	2,000	5,619
Purchase of available for sale restricted investments	—	—	—	(32,150)
Sale of available for sale restricted investments	—	—	—	109,050
Purchase of held-to-maturity restricted investments	—	—	—	(2,818)
Sale of held-to-maturity restricted investments	—	—	—	7,800
Payment of derivative premiums and settlements, (net)	—	—	(273,157)	(57,880)
Advance for construction of port facility	—	—	—	(4,000)
Released from (transfer to) restricted cash to collateralize credit facility, letters of credit and interest payments, net	—	5,732	82,737	(71,371)
Procceds from sale of interest in subsidiary	—	25,225	70,000	258
Procceds from sale of assets	3,650
Receipt of deferred payments	—	—	14,101	—
Additions to property, plant and equipment	(839)	(4,580)	(27,452)	(148,860)

Net cash provided by (used in) investing activities	6,197	43,043	(95,842)	40,254

Cash flows from financing activities:
Payment of debt issuance costs	—	—	—	(650)
Payment of notes and long term debt	—	(47,297)	(8,551)	(12,600)
Amounts drawn on DIP facility	—	6,500	—	—
Borrowings under project finance facility	—	—	—	45,000
Minority interest contributions	—	3,500	236,934	80,395
Proceeds from exercise of stock options and warrants	—	—	—	4,526

Net cash provided by (used in) financing activities	—	(37,297)	228,383	116,671

Net decrease in cash and cash equivalents	(17,050)	(8,103)	(7,013)	(9,104)
Cash and cash equivalents, beginning of period	25,620	33,723	40,736	49,840

Cash and cash equivalents, end of period	$8,570	$25,620	$33,723	$40,736

Supplemental information:
Interest paid, net of amounts capitalized	$—	$3,326	$29,180	$16,595

Income taxes paid	$—	$—	$4,515	$216

Supplemental non-cash transactions: (Note 20)

The accompanying notes form an integral part of these consolidated financial statements.

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

1. Operations and Basis of Preparation of Financial Statements

        Upon emergence from Chapter 11 bankruptcy on March 24, 2009 as discussed in Note 3, Golden Minerals Company (the "Company"), a Delaware corporation, became the successor to Apex Silver Mines Limited ("ASML") for purposes of reporting under the U.S. federal securities laws. References in this Form 10-K to "Successor" refer the Company and its subsidiaries on or after March 25, 2009, the day following emergence from Chapter 11. References to "Predecessor" refer to ASML and its subsidiaries prior to March 25, 2009.

        Prior to the emergence from Chapter 11 and the sale of the San Cristóbal mine, ASML was the 65% owner and operator of the San Cristóbal silver and zinc mine in Bolivia. Following emergence from Chapter 11 and the sale of the San Cristóbal mine to Sumitomo Corporation ("Sumitomo"), the Company is primarily engaged in the exploration and advancement of its portfolio of exploration properties primarily located in South America and Mexico and in providing operations management services to Sumitomo for the San Cristóbal mine. The financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the normal course of business. While management believes the Company has a sufficient short term operating plan and cash resources to continue as a going concern through 2010, the ability of the Company to operate beyond 2010 is dependent upon its ability to raise sufficient capital to continue funding its exploration activities with the ultimate goal of finding and developing future profitable mining operations.

2. Liquidity and Capital Requirements

        At December 31, 2009 the Company's aggregate cash and short-term investments totaled $9.0 million, which included $8.6 million of cash and cash equivalents and $0.4 million of short term investments. In October 2009, the Company filed with the SEC a registration statement on Form S-1 in connection with a proposed offering of the Company's common stock. The Company filed the most recent amendment to the registration statement on February 10, 2010. The size of the offering has not yet been determined. If the Company is able to raise sufficient capital through the offering, it plans to spend the following amounts during 2010 pursuant to its long term business strategy:

  •
  Approximately $30.0 million to fund the advancement of the Yaxtché deposit at the El Quevar project, including the construction of an underground drift and related infrastructure in order to develop additional information regarding the deposit and prepare a feasibility study, including detailed plant engineering;

  •
  Approximately $6.5 million to fund targeted exploration on several exploration properties during 2010, including approximately $1.0 million to complete a first phase drilling program on the Panuco and Muleros targets at the Zacatecas project in Mexico; approximately $2.0 million for exploration activities at the Viejo Campo target and other targets outside of the Yaxtché deposit at El Quevar; and approximately $2.5 million for early stage exploration on the Palca project in Peru and the Matehuapil and La Pinta projects in Mexico including initial drilling and bulk sampling;

  •
  Approximatley $6.0 million on other generative exploration activities and property holding costs related to the Company's remaining portfolio of exploration properties conducted through the Company's principal exploration offices located in South America;

  •
  Approximately $8.5 million on general and administrative costs.

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

2. Liquidity and Capital Requirements — (Continued)

        The Company plans to fund the long term business strategy expenditures described above from existing cash and investment balances, from the approximately $7.0 million of annual net cash flow from the management services agreement with San Cristóbal (comprised of the annual fee and bonus, net of reimbursed administrative expenses), from the approximately $5.5 million in net proceeds received in the Sentient private placement in January 2010, from an anticipated $2.0 million of interest and other cash receipts during the period and from the proceeds of the proposed offering of the Company's common stock.

        A significant portion of the Company's expected 2010 cash inflows are payments to be received pursuant to the Management Services Agreement with Sumitomo (the "Management Agreement") pursuant to which a wholly owned subsidiary of the Company, Golden Minerals Services Corporation ("Golden Services"), is providing certain operations management services to Sumitomo with respect to the San Cristóbal mine. The initial term of the Management Agreement has been extended until June 30, 2010 and thereafter may be terminated by Golden Services with twelve months' prior notice or by Sumitomo with six months' prior notice. If terminated by Sumitomo, Golden Services would be entitled to a $1.0 million termination fee. Golden Services would not be required to pay a termination fee. Should Sumitomo terminate the Management Agreement on July 1, 2010, the Company will not receive cashflows from the Management Agreement subsequent to December 31, 2010, and the Company will be unable to rely on the Management Agreement as a source of funding for its business plans subsequent to that date.

        If the El Quevar feasibility study is positive, it is anticipated that at least an additional $65.0 to $85.0 million would be needed beyond 2010 to complete development and construction of an underground mine and processing facility at El Quevar. This is a preliminary estimate and the actual cost may vary significantly. If the project advances to development and construction, the Company will need to obtain additional funding in addition to the planned securities offering to continue with the execution of its long term business strategy beyond 2010. There can be no assurance that the Company will be successful in the anticipated offering or that it will be successful raising additional capital in the future on terms acceptable to the Company or at all.

        If the Company does not raise sufficient capital, through the planned securities offering or an alternative source of funding, the Board of Directors has approved a short term business plan to be executed in 2010 whereby until such time as additional funding is obtained the Company plans to make the following expenditures. Pursuant to the approved short term business plan, during the 12 month period ending December 31, 2010, the Company expects to spend approximately $5.2 million to fund the advancement of our El Quevar project, which would entail spending approximately $2.6 million on activities during the first quarter of 2010 which were previously committed, $0.8 million in concession option payments to maintain the El Quevar project concessions, $0.5 million for the completion of certain equipment orders and approximately $1.3 million for the last three quarters of 2010 to maintain key project personnel and advance the pre-feasibility engineering and other technical studies. The Company would expect to spend $7.1 million on its 2010 exploration program including $3.1 million during the first quarter while we complete drilling programs currently underway. Following completion of the first quarter program, all drilling programs would be suspended and, during the remainder of 2010, the Company would expect to spend approximately $3.3 million to continue generative exploration activities at its principal exploration offices and $0.7 million on property holding costs. During 2010 the Company plans to spend approximately $7.5 million on general and administrative costs.

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

2. Liquidity and Capital Requirements — (Continued)

        The Company believes that it would be able to fund these short term business plan expenditures from existing cash and investment balances of $9.0 million at December 31, 2009, the net proceeds of $5.5 million received from the Sentient investment completed during January 2010, the approximately $7.0 million of annual net cash flow from the management agreement for the services provided to the San Cristobal mine (comprised of the annual fee and bonus net of direct administrative expenses) and from an anticipated $2.0 million of interest and other cash receipts during the period. This short term business plan would leave the Company with a projected cash balance of approximately $4.0 million at December 31, 2010.

        As such, the Company's financial statements have been prepared on a going concern basis, under which an entity is considered to be able to realize its assets and satisfy its liabilities in the normal course of business. However, the budgeted amounts described above are not sufficient to fund the completion of the feasibility study for the El Quevar project or to develop and construct a mine if results from the feasibility study are favorable. In addition, to continue as a going concern beyond 2010 and in order to continue significant advancement of the El Quevar project pursuant to our long term business strategy, the Company will need to complete the planned securities offering or obtain an alternative source of financing. Absent additional financing, the Company would not have the resources to execute our long term business strategy which may require the Company to sell assets including the El Quevar project and other exploration properties and substantially reduce or terminate operations.

3. Chapter 11 Proceedings, Financial Restructuring and Sale of the San Cristóbal Mine

  Chapter 11 Reorganization

        In light of significant liquidity issues, on January 12, 2009, ASML and its wholly owned subsidiary, Apex Silver Mines Corporation ("ASMC"), filed voluntary petitions for reorganization relief under Chapter 11 of the U.S. Bankruptcy Code (the "Bankruptcy Code"). ASML also commenced a provisional liquidation proceeding in the Cayman Islands. ASML's subsidiaries outside of the United States, including Minera San Cristóbal S.A. ("MSC"), the Bolivian subsidiary that owns and operates the San Cristóbal mine, were not included in the Chapter 11 filing or in any other bankruptcy or reorganization proceeding.

        Under Chapter 11, ASML operated its businesses between January 12, 2009 and March 24, 2009 as a debtor-in-possession under court protection from creditors and claimants under the jurisdiction of the Bankruptcy Court and under the supervision of the joint provisional liquidators in the Cayman Islands.

        A Joint Plan of Reorganization (the "Plan") was approved by the U.S. Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") on March 4, 2009, and the Company emerged from Chapter 11 protection on March 24, 2009 (the "Effective Date"). At that time, and subsequent to the closing of the sale of the San Cristóbal mine to Sumitomo as described below, all of the remaining assets of ASML, other than a small cash reserve for the payment of ASML's liquidation expenses, were transferred to the Company. A compulsory liquidation proceeding was initiated for ASML in the Cayman Islands and all of the ordinary shares of ASML were formally canceled in that proceeding.

        Under the Plan, holders of ASML's 2.875% and 4.0% Convertible Senior Subordinated Notes due 2024 (collectively, the "Notes") received in exchange for the cancellation of the Notes a pro rata distribution of (i) 3,000,000 shares of common stock of the Company, and (ii) approximately $45.0 million of cash. To record the effect of the reorganization, ASML wrote off the $290.0 million liability related to

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

3. Chapter 11 Proceedings, Financial Restructuring and Sale of the San Cristóbal Mine — (Continued)

the Notes plus $3.2 million interest accrued through January 12, 2009, the Chapter 11 filing date, and recorded a $248.2 million gain at March 24, 2009.

        Other holders of unsecured claims against ASML and ASMC, except ASML's equity holders received cash payments for their claims up to a maximum recovery of $10,000 per claim. Through December 31, 2009 the Company has made cash payments of $52,000 in resolution of such claims. ASML's equity holders received no recovery under the Plan. In November 2009 the Chapter 11 proceedings were closed, and in December 2009 ASML's liquidation proceeding in the Cayman Islands were completed and the ASML ordinary shares were cancelled.

  Sale of the San Cristóbal Mine

        On the Effective Date, in accordance with the Plan, ASML sold to Sumitomo its remaining direct and indirect interests in the San Cristóbal mine, including its 65% interest in MSC, for a cash purchase price of $27.5 million, plus $2.5 million in expense reimbursements and the assumption of certain liabilities. On the Effective Date, Sumitomo and the other senior lenders waived and released ASML and the Company from any liability associated with amounts outstanding under the project finance facility relating to the San Cristóbal mine.

        On the Effective Date, ASMC, renamed Golden Services, entered into the Management Agreement under which it is providing certain operations management services with respect to the San Cristóbal mine. The initial term of the Management Agreement has been extended until June 30, 2010 and thereafter may be terminated by Golden Services with twelve months' prior notice or by Sumitomo with six months' prior notice. If terminated by Sumitomo, Golden Services would be entitled to a $1.0 million termination fee. Golden Services would not be required to pay a termination fee.

  Fresh Start Accounting

        As required by GAAP, the Company adopted fresh start accounting effective March 25, 2009 following the guidance of Accounting Standards Codification ("ASC") 805, "Business Combinations" ("ASC 805"), and ASC 852, "Reorganizations" ("ASC 852"), because (i) holders of existing voting shares of the Predecessor immediately before the Effective Date received less than 50% of the voting shares of the Successor and (ii) the reorganized value of the Successor was less than its post-petition liabilities and allowed claims. The Successor's consolidated financial statements reflect a new capital structure and a new basis in the identifiable assets and liabilities assumed. Accordingly, the consolidated financial statements on or after March 25, 2009 are not comparable to the consolidated financial statements prior to that date.

        ASC 852 requires, among other things, the determination of the reorganization value of the Successor upon emergence from bankruptcy. Reorganization value approximates the fair value of the entity, before considering liabilities, and approximates the amount a willing buyer would pay for the assets of the entity immediately after the restructuring. The fair value of the Successor's assets was determined with the assistance of a third party valuation expert and a minerals engineering firm who used available comparable market data and quotations, discounted cash flow analysis, and other methods in determining the appropriate asset fair values. Based on these valuations and applying the principles of ASC 805, the Company has adjusted upward the reported amounts of certain of the Successor's individual assets, net of

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

3. Chapter 11 Proceedings, Financial Restructuring and Sale of the San Cristóbal Mine — (Continued)

liabilities, by a combined total of $9.1 million and has reflected that adjustment in the Predecessor's statement of operations in accordance with ASC 852. The upward adjustment relates primarily to recording at fair value certain exploration properties and a royalty interest that were previously reflected on the Predecessor's balance sheet at a zero carrying value, because all exploration costs at such properties were expensed as incurred. Future costs of exploration will continue to be expensed as incurred.

        The total equity of the Successor at the Effective Date of $36.5 million has been adjusted to reflect no beginning retained earnings or deficit, after taking into account the cancelation of the Notes, the issuance of new shares in the Company, and the fresh start accounting adjustments. The total equity of the Successor at the Effective Date reflects the estimated enterprise value of the Company following the principles of ASC 852 and ASC 805. As part of the Company's bankruptcy proceedings, an enterprise value ranging from $15 million to $30 million was initially projected based on a blend of valuations using market value multiples for peer companies and an assessment of the underlying values of the Company's mineral properties at the time of the bankruptcy filing. As discussed above, and in conjunction with finalizing the fresh start accounting adjustments, additional valuation assessments of the fair value of the Successor's assets were performed with the assistance of a third party valuation expert and a minerals engineering firm to arrive at the Company's reported equity value at the Effective Date of $36.5 million. The asset valuations were derived using a combination of income, market and cost approach models depending on the asset. In applying the appropriate valuation model or models, the valuation consultants employed a variety of economic factors and market data, including discount rates, income tax rates, projections of future metals prices, and third party market surveys.

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

3. Chapter 11 Proceedings, Financial Restructuring and Sale of the San Cristóbal Mine — (Continued)

        The balance sheet adjustments presented below summarize the impact of the reorganization, the sale of the San Cristóbal mine and the application of fresh start accounting as of the Effective Date.

GOLDEN MINERALS COMPANY
REORGANIZED CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)
(Unaudited)

	March 24, 2009
	Predecessor Balances	Sale of San Cristóbal Mine (Note I)	Reorganization Adjustments (Note II)	Fresh Start Adjustments (Note III)	Successor Balances
	(amounts in thousands)
Assets
Current assets
Cash and cash equivalents	$43,120	$27,500	$(45,000)	$—	$25,620
Restricted cash	14,853	(14,853)	—	—	—
Investments	88	—	—	—	88
Trade receivables	19,208	(19,023)	—	—	185
Inventories	89,633	(89,633)	—	—	—
Prepaid expenses and other assets	8,543	(7,025)	—	—	1,518

Total current assets	175,445	(103,034)	(45,000)	—	27,411
Property, plant and equipment, net	190,439	(187,387)	—	9,605	12,657
Ore stockpile inventories	74,756	(74,756)	—	—	—
Value added tax recoverable	168,842	(168,842)	—	—	—
Investments	5,249	—	—	—	5,249
Other	48	(44)	—	—	4

Total assets	$614,779	$(534,063)	$(45,000)	$9,605	$45,321

Liabilities and Equity (Deficit)
Current liabilities
Accounts payable and other accrued liabilities	$44,889	$(36,312)	$—	$—	$8,577
Accrued interest payable	8,987	(5,809)	(3,178)	—	—
Current portion of long term debt	553,516	(263,529)	(289,987)	—	—

Total current liabilities	607,392	(305,650)	(293,165)	—	8,577
Long term debt	37,517	(37,517)	—	—	—
Asset retirement obligation	9,675	(9,675)	—	—	—
Other long term liabilities	2,752	(2,752)	—	483	483

Total liabilities	657,336	(355,594)	(293,165)	483	9,060

Equity (deficit)
Ordinary Shares (Common Stock)	560	—	(530)	—	30
Additional paid in capital	684,122	—	(647,891)	—	36,231
Accumulated deficit	(897,299)	(8,409)	896,586	9,122	—

Parent company's shareholder's equity (deficit)	(212,617)	(8,409)	248,165	9,122	36,261
Noncontrolling interest in subsidiaries	170,060	(170,060)	—	—	—

Total equity (deficit)	(42,557)	(178,469)	248,165	9,122	36,261

Total liabilities and equity (deficit)	$614,779	$(534,063)	$(45,000)	$9,605	$45,321

Note I. — The adjustments related to the sale of the San Cristóbal mine to Sumitomo include $27.5 million of cash received from the sale, the write-off of $561.5 million of assets sold to Sumitomo, net of $355.6 million of liabilities assumed by Sumitomo, the release of $170.1 million of noncontrolling interest primarily related to Sumitomo and a loss on the sale of $8.4 million.

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

3. Chapter 11 Proceedings, Financial Restructuring and Sale of the San Cristóbal Mine — (Continued)

Note II. — The reorganization adjustments include a $45.0 million reduction of cash for amounts paid to the holders of the Notes, a write-off of the $290.0 million liability related to the Notes, plus $3.2 million of accrued interest and a $248.2 million gain on extinguishment of debt. The reorganization adjustments also include the write-off of $896.3 million of accumulated deficit, $647.6 million of additional paid in capital and $0.5 million of ordinary shares to reflect the elimination of the Predecessor's shareholder's equity.

Note III. — The fresh start adjustments reflect a write-up of property, plant and equipment to estimated fair value including $7.3 million related to the Company's exploration properties, $2.0 million related to a mineral property royalty held by the Company and $0.3 million related to an aircraft owned by the Company. The fresh start adjustment also includes $0.5 million deferred tax liability adjustment to reflect the tax effect of the adjustments to property, plant and equipment. As the result of the above adjustments the Company recorded a positive $9.1 million fresh start adjustment in the statement of operations for the period ended March 24, 2009.

4. Discontinued Operations

        As a result of the sale of the San Cristóbal mine, results of operations of the San Cristóbal mine and related subsidiaries sold are presented as discontinued operations for the periods on the Consolidated Statements of Operations and Comprehensive Income (Loss) through March 24, 2009, the date of the sale, including all direct financing related to the San Cristóbal mine (see Note 3). Additionally, costs incurred for management service fees that were previously eliminated upon consolidation have not been eliminated and are reflected as a cost of service between the discontinued operations and the Company.

        The Company determined that reporting discontinued operations is appropriate in accordance with ASC 805. The Company has determined that the continuing cash flows generated by the Management Agreement for the San Cristóbal mine are not so significant as to constitute continuing involvement with the mine. In addition, management has evaluated the Company's other ongoing involvement with the San Cristóbal mine as a result of the Management Agreement, and concluded that it does not represent significant continuing involvement as defined in ASC 805.

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

4. Discontinued Operations — (Continued)

        The results of discontinued operations for the period January 1, 2009 through March 24, 2009 and for the years ended December 31, 2008 and 2007 are as follows (amounts in thousands):

		The years ended December 31,
	For The Period January 1, 2009 Through March 24, 2009
		2008	2007
Revenue:
Sale of concentrates, net	$99,049	$419,512	$45,932
Costs and expenses:
Costs applicable to sales	(59,955)	(346,199)	(42,941)
Write down of inventories	—	(52,547)	—
Production startup income/expense, net	—	—	(13,483)
Management fee	(1,350)	(5,400)	(5,400)
Asset retirement accretion expense	(232)	(794)	(600)
Gain (loss) on commodity derivatives	—	467,871	19,290
Foreign currency gain	1,960	18,342	7,772
Impairment of long lived assets	—	(625,649)	—
Other costs	—	(1,960)	(4,067)
Depreciation, depletion and amortization	(10,527)	(37,415)	(13,646)

Total costs and expenses	(70,104)	(583,751)	(53,075)

Loss from operations	28,945	(164,239)	(7,143)
Other income and expenses:
Interest and other income	67	478	2,606
Interest expense and other borrowing costs	(22,233)	(59,600)	(18,112)

Total other income and expenses	(22,166)	(59,122)	(15,506)

Loss before income taxes	6,779	(223,361)	(22,649)
Income taxes	(2,523)	(7,735)	(1,985)

Income before sale of interest in subsidiaries	$4,256	$(231,096)	$(24,634)

Gain (loss) on sale of interest in subsidiaries	$(8,409)	64,471	$—

Loss from discontinued operations	$(4,153)	$(166,625)	$(24,634)

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

4. Discontinued Operations — (Continued)

        The assets and liabilities of discontinued operations reported in the consolidated balance sheets at December 31, 2008 consisted of the following (amounts in thousands):

December 31, 2008
Assets
Cash and cash equivalents	$992
Restricted cash	20,070
Accounts receivable	7,314
Inventories	75,008
Prepaid expenses and other assets	14,251

Current assets	117,635
Property, plant and equipment, net	199,040
Ore inventories	72,628
Value added tax recoverable	157,146
Other assets	17

$546,466

Liabilities and Equity
Accounts payable and accrued liabilities	$44,878
Accrued interest payable	5,797
Current portion of long term debt	233,623

Current liabilities	284,298
Long term debt	59,951
Reclamation & remediation liabilities	9,155
Other long term liabilities (income taxes)	4,398
Noncontrolling interest	150,792
Accumulated earnings	37,872

$546,466

        The Company reported no remaining assets or liabilities from discontinued operations at December 31, 2009.

5. Summary of Significant Accounting Policies

        The Company's consolidated financial statements and those of the Predecessor have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of the Company's consolidated financial statements and those of the Predecessor require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves and related future metals prices that are the basis for future cash flow estimates utilized in impairment calculations and units-of-production depreciation, depletion and amortization calculations; environmental

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

5. Summary of Significant Accounting Policies — (Continued)

reclamation and closure obligations; estimates of recoverable metals in stockpiles; valuation allowances for deferred tax assets and the fair value of financial instruments. The Company and the Predecessor based its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ significantly from these estimates under different assumptions or conditions.

        The significant accounting policies discussed below pertain to both the Company and the Predecessor unless otherwise stated. The policies adopted, considered by management to be significant, are summarized as follows:

  a. Basis of consolidation

        Each of the Company and the Predecessor consolidates more-than-50%-owned subsidiaries that it controls and entities over which control is achieved through means other than voting rights. If the Company or the Predecessor does not own 100% of a consolidated subsidiary, it recognizes a noncontrolling interest in the subsidiary and a noncontrolling interest in the gains or losses recorded by the subsidiary. All intercompany transactions and balances have been eliminated at consolidation.

  b. Translation of foreign currencies

        Substantially all expenditures and sales are made in U.S. dollars. Accordingly, the Company and the Predecessor and their subsidiaries use the U.S. dollar as their functional and reporting currency.

  c. Cash and cash equivalents

        The Company and the Predecessor consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

  d. Restricted cash and investments

        The Company and the Predecessor segregate cash and investments, the use of which is restricted by contractual agreement, and reports these amounts separately in the financial statements. At December 31, 2008 the Predecessor had recorded $20.6 million, the use of which was restricted to providing operating capital for the San Cristóbal mine and the payment of principal and interest under the San Cristobal project finance facility as current restricted cash.

  e. Investments

        Available for Sale — Available for sale securities are recorded at fair value, with unrealized gains or losses recorded as a component of equity (deficit), unless the value of the security is considered other than temporarily impaired. Realized gains and losses and non-temporary impairments in value are recorded in the statement of operations.

        Held to Maturity — Held to maturity investments are debt securities which the Company or the Predecessor has the ability and intent to hold until maturity and are recorded at amortized cost. Income is recorded based upon the current yield of the security. Any non-temporary impairment in value will be recorded in the statement of operations at the date of the impairment.

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

5. Summary of Significant Accounting Policies — (Continued)

  f. Inventories

        The Predecessor's ore stockpiles and concentrate inventories were carried at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on spot and future metals prices through estimated sale and settlement dates, less the estimated costs to complete production and bring the product to sale. The $18.6 million of concentrate inventories and $72.6 million of ore stockpile inventories of the Predecessor at December 31, 2008 were recorded at net realizable value.

        Ore stockpiles — The Predecessor's ore stockpiles represent ore that has been mined and is available for further processing. Ore stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the contained metals (based on assay data) and the estimated metallurgical recovery rates. Costs are allocated to ore stockpiles based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations. Material is removed from the stockpile at an average cost per tonne.

        Concentrate inventories — The Predecessor's concentrate inventories represent silver bearing zinc and lead concentrates available for shipment. Concentrate inventories are valued at the average cost of the ore sent to the processing plant from the mine or from the ore stockpiles plus the plant processing costs incurred, including applicable depreciation related to the processing facilities and an allocable portion of mine site administrative costs and related overhead. Costs are added to and removed from the concentrate inventory based on tonnes of concentrate produced or sold and are valued at the lower of average cost or net realizable value.

        Materials and supplies — The Predecessor materials and supplies were valued at the lower of average cost or net realizable value. Cost includes applicable taxes and freight. The Company routinely counts and evaluates its material and supplies to determine the existence of obsolete stock that is subject to impairment.

        All of the inventories at December 31, 2008 were associated with the San Cristóbal mine which was sold during the first quarter 2009 (see Note 3). The Company has no inventories at December 31, 2009.

  g. Mining properties, exploration and development costs

        The Company and the Predecessor expense general prospecting costs and the costs of acquiring and exploring unevaluated mineral properties. When a mineral property is determined to have proven and probable reserves, subsequent development costs are capitalized to mineral properties. For acquired mineral properties with proven and probable reserves, the Company capitalizes acquisition costs and subsequent development costs. When mineral properties are developed and operations commence, capitalized costs are charged to operations using the units-of-production method over proven and probable reserves. Upon abandonment or sale of a mineral property, all capitalized costs relating to the specific property are written off in the period abandoned or sold and a gain or loss is recognized.

        As required by GAAP, the Company applied fresh start accounting upon emergence from Chapter 11 reorganization, per the guidance of ASC 805 and ASC 852. As a result of fresh start accounting the Company adjusted upward to fair value certain exploration properties and a royalty interest that were

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

5. Summary of Significant Accounting Policies — (Continued)

previously reflected on the Predecessor's balance sheet at a zero carrying value, because all exploration costs at such properties were expensed as incurred. The total adjustment recorded to property, plant and equipment related to the exploration properties and royalty interest was $9.6 million (see Note 3). Future costs of exploration will continue to be expensed as incurred.

  h. Property, plant and equipment and long live asset impairment

        Buildings are depreciated using the straight-line method over useful lives of 30 to 40 years or the life of the mine whichever is shorter. Mining equipment and machinery excluding the plant are depreciated using the straight-line method over useful lives of three to eight years or the lease period, whichever is shorter. Mineral properties and the plant are depreciated using units of production based on estimated mine reserves. Other furniture and equipment are depreciated using the straight-line method over estimated useful lives of three to five years. Depreciation on plant and equipment used in the construction of an asset is capitalized to the constructed asset.

        The Company and the Predecessor record a lease as a capital lease if at the lease inception it meets one or more of four criteria in accordance with ASC 840 "Leases", ("ASC 840"). The Company records capital leases as an asset and an obligation at the lesser of an amount equal to the present value at the beginning of the lease term of minimum lease payments during the lease term or the fair value of the leased assets.

        Property, plant and equipment are recorded at cost and per the guidance of ASC 360 "Property, Plant and Equipment", ("ASC 360"), the Company assesses the recoverability of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. If the sum of estimated future net cash flows on an undiscounted basis is less than the carrying amount of the related asset, impairment is considered to exist. The related impairment loss is measured by comparing estimated future net cash flows on a discounted basis to the carrying amount of the asset.

        During 2009 the Company recorded a $1.7 million impairment of its Paca Pulacyo property in Bolivia which was reported as held for sale at December 31, 2009 (see Note 37). During 2008 the Predecessor recorded a $625.6 million impairment of the San Cristóbal asset group.

  i. Asset retirement obligations

        The Predecessor recorded asset retirement obligations ("ARO") in accordance with ASC 410 "Asset Retirement and Environmental Obligations", ("ASC 410"), which establishes a uniform methodology for accounting for estimated reclamation and abandonment costs. According to ASC 410, the fair value of an ARO is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. An offsetting asset retirement cost is capitalized as part of the carrying value of the assets with which it is associated, and depreciated over the useful life of the asset (see Note 13). The Company had no ARO recorded at December 31, 2009 and the Predecessor had recorded ARO of $9.2 million at December 31, 2008.

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

5. Summary of Significant Accounting Policies — (Continued)

  j. Deferred financing costs

        Direct costs incurred in connection with obtaining financing are deferred and amortized over the life of the respective financing. During the fourth quarter 2008 the Predecessor wrote off its remaining deferred financing costs. The Company had no deferred financing costs recorded at December 31, 2009.

  k. Revenue Recognition

        The Company recognizes service fees and reimbursements for administrative costs and withholding taxes as "Revenue from Services" in the statement of operations following the guidance of ASC 605 "Revenue Recognition" ("ASC 605") regarding "income statement characterization of reimbursements received for "out-of-pocket" expenses incurred" and "reporting revenue gross as a principal versus net as an agent". ASC 605 supports recording as gross revenue fees received for the reimbursement of expenses in situations where the recipient is the primary obligor and has certain discretion in the incurrence of the reimbursable expense. The actual costs incurred for the reimbursed direct administrative expenses and withholding taxes are reported as costs of services and income tax expense, respectively in the statement of operations. The Company recognizes service fees during the period that the services are rendered.

        The Predecessor sold its concentrates directly to smelters. The Predecessor recognized a sale upon receipt of provisional payment, the earliest point that both risk of loss and title transferred to the smelter.

  l. Stock compensation

        Stock based compensation costs are recognized per the guidance of ASC 718 "Compensation — Stock Compensation", ("ASC 718") and using a graded vesting attribution method whereby costs are recognized over the requisite service period for each separately vesting portion of the award (see Note 17).

  m. Net income (loss) per Common Stock/Ordinary Share

        Basic income (loss) per share is computed by dividing net income (loss) available to holders of the Company's Common Stock or the Predecessors Ordinary Shares, as the case may be, by the weighted average number of Common Stock/Ordinary Shares outstanding for the period. Diluted income (loss) per share reflects the potential dilution that would occur if securities or other contracts to issue Common Stock or Ordinary Shares were exercised or converted into Common Stock or Ordinary Shares.

        At December 31, 2009, 2008 and 2007, all potentially dilutive shares were excluded from the computation of diluted earnings per share because to include them would have been anti-dilutive. For the period January 1, 2009 through March 24, 2009 the Predecessor included 10,170,568 of dilutive shares related to the convertible debt to calculate the diluted income per share for that period.

  n. Derivative positions

        The Predecessor recorded all open derivative positions on its consolidated balance sheet at estimated fair value per the guidance of ASC 815 "Derivatives and Hedging", ("ASC 815"). Changes in the fair value of the open derivative positions were recorded each period in earnings as the Predecessor did not account for any of its derivatives as hedge transactions. The Predecessor liquidated its entire remaining derivative

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

5. Summary of Significant Accounting Policies — (Continued)

position during the fourth quarter 2008. The Predecessor recognized gains on its derivative positions of $467.9 million and $19.3 million for the years ended December 31, 2008 and 2007, respectively.

        At December 31, 2009 and 2008 the Company and the Predecessor had no open derivative positions.

  o. Variable Interest Entities

        The Predecessor determined that the company that provided electrical transmission services to the San Cristobal mine met the requirements of a variable interest entity ("VIE") per the guidance of ASC 810 "Consolidations", ("ASC 810"). As such the transmission company's books were fully consolidated with the books of the Predecessor. At December 31, 2008 the consolidation of the transmission company's books with those of the Predecessor resulted in the elimination of a $21.2 million note receivable and the recognition of $18.3 million of additional property, plant and equipment, net and $3.5 million of additional value added tax recoverable. In addition, $4.5 million of electrical transmission revenue was eliminated and the Predecessor recognized a noncontrolling interest offset to net income (loss) subject to limitations in such offset by U.S. GAAP.

        At December 31, 2009 the Company did not have any contractual relationships that qualified as a VIE.

  p. Comprehensive Income (Loss)

        Comprehensive income (loss) is defined as all changes in equity (deficit), exclusive of transactions with stockholders, such as capital investments. Comprehensive income (loss) includes net income (loss) and changes in certain assets and liabilities that are reported directly in equity. For the years ended December 31, 2009, 2008 and 2007 Comprehensive Income (Loss) included the change in the market value of available for sale securities and is reported on the Consolidated Statements of Operations and Comprehensive Income (Loss).

  q. Income Taxes

        The Company accounts for income taxes in accordance with the provisions of ASC 740 "Income Taxes" ("ASC 740") on a tax jurisdictional basis as did the Predecessor. The Company files United States and certain other foreign country income tax returns, and pays taxes reasonably determined to be due. The tax rules and regulations in these countries are highly complex and subject to interpretation. The Company's income tax returns are subject to examination by the relevant taxing authorities and in connection with such examinations, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules within the country involved. In accordance with ASC 740, the Company identifies and evaluates uncertain tax positions, and recognizes the impact of uncertain tax positions for which there is a less than more-likely-than-not probability of the position being upheld when reviewed by the relevant taxing authority. Such positions are deemed to be unrecognized tax benefits and a corresponding liability is established on the balance sheet.

        The Company has recorded a full valuation allowance against its deferred tax assets based on the judgment that it is more likely than not that these deferred tax assets will not be utilized before their expiration. As the Company has not generated net income from operations, it is more likely than not that the Company will not generate sufficient taxable income to utilize its deferred tax assets in the future.

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

5. Summary of Significant Accounting Policies — (Continued)

  r. Recently Adopted Standards

        During the third quarter 2009, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). The ASC is the single source of authoritative U.S. GAAP to be applied by nongovernmental entities. Following the Codification, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates ("ASU") which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. Adoption of the ASC did not have an impact on the Company's consolidated financial position, results of operations or cash flows.

        During May 2008 the FASB issued an update to ASC 470 "Debt" (ASC 470 Update") which applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under ASC 815 "Derivatives and Hedging" ("ASC 815"). ASC 470 Update requires the liability and equity components of convertible debt instruments to be separately accounted for in a manner that reflects the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. As the Predecessor did not have the ability or requirement to cash settle the Notes upon conversion, it did not have any instruments that fell within the scope of ASC 470 Update and accordingly there was no impact on the Predecessor's consolidated financial position, results of operations or cash flows.

        On January 1, 2009 the Predecessor adopted certain provisions of ASC 820 "Fair Value Measurements and Disclosures" ("ASC 820") related to non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The adoption of these provisions of ASC 820 has not had a material impact on the consolidated financial statements of the Company or the Predecessor.

        During March 2008 the FASB issued an update to ASC 815 ("ASC 815 Update") which enhances the disclosure requirements pertaining to how and why an entity uses derivative instruments, how derivative instruments and related hedge items are accounted for under ASC 815, and how derivative instruments and related hedge items affect an entity's financial position, financial performance, and cash flows. The adoption of provisions of ASC 815 Update did not impact the disclosure requirements of the Company or the Predecessor.

        ASC 805 "Business Combinations" ("ASC 805") provides guidance on how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, non-controlling interests acquired, and goodwill acquired. Under fresh-start accounting, the Company re-measured the assets and liabilities assumed from ASML at fair value and recorded a $9.1 million gain on reorganization per the guidance of ASC 805.

        On January 1, 2009 the Predecessor adopted certain provisions of ASC 810 "Consolidation" ("ASC 810") related to noncontrolling interests. A noncontrolling interest, formerly called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. The objective of this Standard is to improve the relevance, comparability, and transparency of the financial

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

5. Summary of Significant Accounting Policies — (Continued)

information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards related to noncontrolling interests. The provisions of ASC 810 have been applied prospectively, except for the provisions related to the presentation of noncontrolling interests, which have been applied retrospectively for all periods presented. The Company and the Predecessor no longer report minority interest in the "mezzanine," but reflect such noncontrolling interests as a component of total equity in the consolidated balance sheets. Upon adoption of ASC 810, noncontrolling interests of approximately $150.8 million as of December 31, 2008 were recast to a component of total equity in the Predecessor's consolidated balance sheet. At December 31, 2009 the Company had recorded $0.8 million of noncontrolling interest related to its El Quevar project in Argentina (see Note 18).

        During April 2009, the FASB issued an update to ASC 820 regarding the determination of fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. This update relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms the need to exercise judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The Company adopted these provisions beginning during the interim period ended June 30, 2009 (see Note 15). The adoption of these provisions did not have a material impact on the Company's consolidated financial statements.

        During April 2009, the FASB issued an update to ASC 320 "Investments — Debt and Equity Securities" (ASC 320"), regarding the recognition and presentation of other-than-temporary impairments. This update applies to investments in debt securities for which other-than-temporary impairments may be recorded. If an entity's management asserts that it does not have the intent to sell a debt security and it is more likely than not that it will not have to sell the security before recovery of its cost basis, then an entity may separate other-than-temporary impairments into two components: i) the amount related to credit losses (recorded in earnings) and ii) all other amounts (recorded in Other comprehensive income). The Company adopted these provisions beginning during the interim period ended June 30, 2009. The adoption of these provisions did not have a material impact on the Company's consolidated financial statements.

        During April 2009, the FASB issued an update to ASC 320 regarding the interim disclosures of fair value of financial instruments. This update requires fair value disclosures for financial instruments that are not currently reflected on the balance sheet at fair value on a quarterly basis. The Company adopted these provisions during the interim period ended June 30, 2009. The adoption of these provisions did not have a material impact on the Company's consolidated financial statements.

        In May 2009, the FASB issued ASC 855, "Subsequent Events" ("ASC 855") which establishes accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The statement sets forth (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet in its financial statements, and (iii) the disclosures that an entity should make about events or transactions occurring after the balance sheet date in its financial statements. The Company adopted the provisions of ASC 855

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

5. Summary of Significant Accounting Policies — (Continued)

beginning with the interim period ended June 30, 2009. The adoption of ASC 855 had no impact on the Company's consolidated financial position, results of operations or cash flows.

        In August 2009, the FASB issued ASU No. 2009-05 ("ASU 2009-05"), an update to ASC 820, "Fair Value Measurements and Disclosures". This update provides amendments to reduce potential ambiguity in financial reporting when measuring the fair value of liabilities. Among other provisions, this update provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the valuation techniques described in ASU 2009-05. The Company adopted the provisions of ASU 2009-05 for the fiscal year ended December 31, 2009, and the Company's statements of financial position, results of operations and cash flows were not significantly impacted by the adoption.

  s. Recently Issued Pronouncements

        In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise's variable interest gives it a controlling financial interest in a VIE. This analysis identifies a primary beneficiary of a VIE as an entity that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance also requires ongoing reassessments of the primary beneficiary of a VIE. The updated guidance is effective for the Company's fiscal year beginning January 1, 2010. The Company currently has no VIE's.

        In January 2010, the ASC guidance for fair value measurements and disclosure was updated to require additional disclosures. The updated guidance requires additional disclosures around level 1 and 2 fair value measurements, disaggregation of fair value assets and liabilities, clarifying guidance regarding input and valuation techniques, and enhanced detail in the level 3 roll-forward disclosure. The updated guidance is effective for the Company's fiscal year beginning January 1, 2010, with the exception of the level 3 disaggregation which is effective for the Company's fiscal year beginning January 1, 2011. The Company is evaluating the potential impact of adopting this guidance on the Company's consolidated financial position, results of operations and cash flows.

6. Investments

        The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Short-term investments include investments with maturities greater than 3 months, but not exceeding 12 months. Long-term investments include investments with maturities greater than 12 months.

        The Company determines the appropriate classification of its investments in debt and equity securities at the time of purchase and re-evaluates those classifications at each balance sheet date. Debt securities are classified as held to maturity when the Company has the intent and ability to hold the securities to maturity. Held to maturity debt securities are stated at amortized cost and include government agency and corporate obligations. Available for sale investments are marked to market at the end of each reporting period with changes in value recorded as a component of other comprehensive income (loss). If declines in

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

6. Investments — (Continued)

value are deemed other than temporary, a charge is made to net income (loss) for the period. The Company invests only in government and corporate securities rated "investment grade" or better.

        At December 31, 2008 the Predecessor held auction rate securities ("ARS") with a carrying value of approximately $5.1 million. The ARS market lacked liquidity as a result of failed auctions beginning in 2007. During 2009, the Company sold all of its remaining ARS investments in a secondary market for $3.0 million through two brokerage firms. The Company recognized losses of $2.2 million related to the sale of these ARS securities and at December 31, 2009 the Company had no remaining ARS investments.

        The following tables summarize the Company's and the Predecessor's investments at December 31, 2009 and December 31, 2008:

December 31, 2009	Cost	Estimated Fair Value	Carrying Value
Successor	(in thousands)
Investments:
Short-term:
Available for sale
Common stock	$199	$444	$444
Total available for sale	199	444	444

Total short term	$199	$444	$444

December 31, 2008	Cost	Estimated Fair Value	Carrying Value
Predecessor	(in thousands)
Investments:
Short-term:
Available for sale
Common stock	$761	$124	$124
Corporate notes	223	224	224
Government bonds	15,924	16,003	16,003

Total available for sale	16,908	16,351	16,351

Total short term	$16,908	$16,351	$16,351

Long-term:
Available for sale
Corporate notes	$405	$386	$386
Auction rate securities	5,101	5,101	5,101

Total available for sale	5,506	5,487	5,487

Total long term	$5,506	$5,487	$5,487

        The Company's investments at December 31, 2009 represent shares of stock in two junior mining companies acquired in transactions related to the Company's exploration activities.

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

6. Investments — (Continued)

        Quoted market prices at December 31, 2009 and 2008 respectively were used to determine the fair values of the above investments, except with respect to the ARS. See Note 15 for further discussion on the fair value measurement techniques used by the Company to value the above investments.

Credit Risk

        Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. For cash and equivalents and investments, credit risk represents the carrying amount on the balance sheet. The Company mitigates credit risk for cash and equivalents and investments by placing its funds and investments with high credit-quality financial institutions, limiting the amount of exposure to each of the financial institutions, monitoring the financial condition of the financial institutions and investing only in government and corporate securities rated "investment grade" or better.

        The Company invests with financial institutions that maintain a net worth of not less than $1 billion and are members in good standing of the Securities Investor Protection Corporation.

7. Prepaid Expenses and Other Assets

        Prepaid expenses and other assets consist of the following:

	December 31,
	2009	2008
	(Successor)	(Predecessor)
	(in thousands)
Current portion of note receivable	$—	$2,079
Prepaid insurance	306	3,356
Accrued interest receivable	—	236
Prepaid contractor fees and vendor advances	191	7,266
Deferred leasehold costs	329	—
Prepaid offering costs	576	—
Insurance premium refund receivable	—	778
Recoupable deposits and other	685	1,835

	$2,087	$15,550

  December 31, 2009

        The deferred leasehold costs are related to the Company's headquarters office lease in Golden, Colorado. Prepaid contractor fees and vendor advances consist primarily of advance payments made to contractors and suppliers for exploration related services. Prepaid offering costs are related to direct costs and fees associated with the anticipated public offering of common stock, that has not been completed, which will be recorded net of proceeds from the offering upon completion of the offering or expensed if the offering is not completed. Included in recoupable deposits and other is a $188,000 receivable related to the sale of certain investments which settled January 4, 2010 and a $152,000 recoupable deposit made to a firm providing legal services related to the reorganization that was returned to the Company during the first quarter 2010.

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

7. Prepaid Expenses and Other Assets — (Continued)

        In addition included in non-current assets is approximately $498,000 of prepaid insurance on which amortization will be recognized through 2015.

  December 31, 2008

        The current portion of notes receivable is related to funds previously advanced by the Predecessor to the contractor that constructed the load out facilities at the Port of Mejillones. Prepaid contractor fees and vendor advances consist primarily of advance payments made to contractors and suppliers for mining and processing supplies and services at the San Cristóbal mine.

8. Inventories

  December 31, 2009

        The Company has no operating mines at December 31, 2009 and consequently does not carry any inventories.

  December 31, 2008

        The inventories at December 31, 2008 were all related to the San Cristóbal mine which was sold during the first quarter 2009 (see Note 3).

        Predecessor inventories at December 31, 2008 consist of the following:

December 31, 2008
(Predecessor) (in thousands)
Current:
Concentrate inventories	$18,638
Sulfide ore stockpiles	—
Material and supplies	56,370

Total current inventories	$75,008

Long-Term:
Sulfide ore stockpiles	$—
Oxide ore stockpiles	72,628

$72,628

        Concentrate inventories at December 31, 2008 consist of approximately 46,467 tonnes of concentrates, and are carried at the lower of cost or market. The long term stockpile inventories consist of stockpiled ore that will be processed later in the mine life and are carried at the lower of cost or market. Material and supplies inventory consist primarily of fuel, reagents and operating supplies at the San Cristóbal mine and are carried at the lower of cost or market.

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

9. Value Added Tax Recoverable

        At December 31, 2009, the Company had no recoverable value added tax ("VAT") as all recoverable VAT was associated with the San Cristóbal assets sold (see Notes 2).

        The Predecessor recorded VAT paid in Bolivia related to the San Cristóbal mine as a recoverable asset. At December 31, 2008 the VAT recoverable amount was $157.1 million and included $19.5 million of recoverable Bolivian import duties.

        The Company has also paid VAT in various countries related to its exploration activities, which is charged to expense as incurred because of the uncertainty of recoverability.

10. Property, Plant and Equipment and Assets Held for Sale

  Property, plant and equipment, net

        The components of property, plant, and equipment, net were as follows:

	December 31, 2009	December 31, 2008
	(Successor)	(Predecessor)
	(in thousands)
Mineral properties	$—	$49,596
Exploration properties	4,228	—
Royalty properties	1,207	—
Construction in progress	—	14,782
Buildings	383	3,709
Mining equipment and machinery	1,984	123,139
Other furniture and equipment	601	5,128

	8,403	196,354
Less: Accumulated depreciation	(629)	(56,446)

	7,774	139,908

Equipment under capital lease	—	72,425
Less: Accumulated depreciation	—	(21,337)

	—	51,088

Port facilities under lease	—	12,283
Less: Accumulated depreciation	—	(745)

	—	11,538

	$7,774	$202,534

        The increase in exploration properties at December 31, 2009 is the result of recording certain of the Company's exploration properties at fair market value per the requirements of fresh start accounting as discussed in Note 3. The royalty properties consist of two properties in Mexico that are not owned by the Company but on which the Company has retained net smelter return royalty rights.

        Property, plant and equipment with a net book value of $187.4 million were included in the net assets and liabilities sold with the San Cristóbal mine on March 24, 2009.

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

10. Property, Plant and Equipment and Assets Held for Sale — (Continued)

        During 2009 the Company sold the following assets:

  1.
  An office building the Company owned in La Paz, Bolivia was sold for $650,000. The Company recorded a loss on the sale of $147,000 plus tax expense related to the transaction of $33,000.

  2.
  The Company sold a property in Mexico consisting of a few mining concessions located on the southern edge of the Zacatecas district, outside the Company's targeted exploration program in the area. The Company received $1.2 million of cash, including $0.2 million of VAT collected on the transaction and recorded a $0.6 million gain on the sale. The Company also retained certain sliding scale net return payments on the property, based on production quantities and metals prices. The fair value of the sliding scale net return payments of $0.2 million is reflected in property, plant and equipment, net on the accompanying consolidated balance sheets and in royalty properties in the above table.

  3.
  The Company sold its remaining 49% joint venture interest in the Platosa property, located in Mexico, for $2.0 million in cash and a 1% net smelter return royalty. Previous agreements with the buyer, including a 2% net smelter return royalty were terminated in the transaction. The Company recognized a gain on the transaction of $550,000 and at December 31, 2009 the fair market value of the 1% net smelter return royalty of approximately $1.0 million was included in property, plant and equipment, net on the accompanying consolidated balance sheets and in royalty properties in the above table.

        The losses and gains on the above transactions are included in gain (loss) on the disposal of assets, net.

        After conducting evaluations on several of its exploration properties during 2009, the Company determined that certain of the properties did not meet the Company's minimum requirements for continued evaluation and the rights to those properties were relinquished. The Company recorded an approximately $0.7 million write down of the carrying value of those properties to gain (loss) on the disposal of assets, net.

        Most of the property, plant and equipment held at December 31, 2008 was related to the San Cristóbal mine which was sold during the first quarter 2009 (see Notes 2 and 3).

  Assets Held for Sale

        The Company has obtained approval from its board of directors to sell its Paca Pulacyo property in Bolivia. During the fourth quarter 2009 the Company recorded a $1.7 million impairment charge on the property to write it down to its current fair value of $0.8 million. The property had a carrying value of $2.5 million established using fresh start accounting principles at the time of the Company's emergence from bankruptcy on March 25, 2009. The fresh start accounting valuation of the property was performed by an independent third party mineral properties valuation expert who utilized a modified income approach to determine a fair value for the property. In late January 2010, the Company entered into a non-binding term sheet with Apogee Minerals Ltd. ("Apogee") calling for the sale of the property for 5 million common shares of Apogee at closing of the transaction and an additional 3 million common shares of Apogee and $0.5 million of cash to be paid 18 months following closing. The Company used a probability weighted discounted cash flow approach to determine the fair value of the consideration to be received in

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

10. Property, Plant and Equipment and Assets Held for Sale — (Continued)

the transaction. Prior to the impairment charge taken during the fourth quarter 2009 the Company had not reached agreement with any parties for a sale of the property and had not determined that it would be unable to sell the property for an amount equal to or greater than its original holding cost. The remaining $0.8 million carrying value of the property is reflected in assets held for sale in the accompanying consolidated balance sheets at December 31, 2009, per the guidance of ASC 360, "Property, Plant and Equipment", ("ASC 360"). Completion of the transaction is subject to negotiation and execution of definitive agreements, approval of our board of directors, consents and approvals of third parties including governmental entities and the Toronto Stock Exchange, and other customary closing conditions.

11. Accounts Payable and Other Accrued Liabilities

        The Company's accounts payable and other accrued liabilities consist of the following:

	December 31, 2009	December 31, 2008
	(Successor)	(Predecessor)
	(in thousands)
Accounts payable and accruals	$1,863	$27,502
Deferred revenue	—	3,227
Amounts due smelters	—	7,974
Income taxes payable	22	1,764
Accrued employee compensation and benefits	543	8,394

	$2,428	$48,861

  December 31, 2009

        Accounts payable and accruals are primarily related to amounts due to contractors and suppliers in the amounts of $0.9 million and $1.0 million related to our exploration and corporate administrative activities, respectively.

        Accrued employee compensation and benefits at December 31, 2009 consist of $0.2 million of accrued vacation payable and $0.3 million related to withholding taxes and benefits payable.

  December 31, 2008

        Accounts payable and accruals at December 31, 2008 were primarily related to activities at our San Cristóbal mine which was sold during the first quarter 2009 (see Notes 2 and 3).

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

12. Debt

        Subsequent to December 31, 2008 all of the Company's debt was sold or extinguished as a result of the sale of the net assets and liabilities of the San Cristóbal mine and Chapter 11 reorganization (see Notes 2 and 3). At December 31, 2009 the Company had no obligations related to the Debt set forth in the table below.

        The Company's debt at December 31, 2008 consisted of the following:

	December 31, 2008
	Current	Long-term
	(Predecessor)
	(in thousands)
2.875% Convertible Senior Subordinated Notes due 2024	$180,000	$—
4.0% Convertible Senior Subordinated Notes due 2024	109,987	—
Project finance facility	225,000	—
Note assigned to Sumitomo	—	9,060
Capital leases	8,307	39,549
Port lease liability	316	11,342

	$523,610	$59,951

2.875% and 4.0% Convertible Senior Subordinated Notes due 2024 (collectively, the "Notes")

        Under the Plan, holders of the Notes received a pro rata distribution of (i) 3,000,000 shares of the Company's common stock and (ii) approximately $45.0 million of cash in exchange for the cancellation of the Notes. To record the effect of the reorganization, the Predecessor wrote off the $290.0 million liability related to the Notes plus $3.2 million of accumulated interest and recorded a $248.2 million gain at March 24, 2009 (see Note 3). At December 31, 2009, the Company had no further obligations related to the Notes. Had the Predecessor not been in Chapter 11 bankruptcy between January 12, 2009 and the Effective Date, the Notes would have accrued an additional $1.9 million of interest.

San Cristóbal Mine Finance Facility

        On December 17, 2008, Sumitomo purchased 90% of the loans under the San Cristóbal project finance facility from the senior lenders. The Predecessor's guarantee and other obligations to Sumitomo with respect to the 90% of the facility owned by Sumitomo were terminated as part of the Plan and the sale of the San Cristóbal mine (see Note 3). The remaining 10% of the project finance facility held by the senior lenders was canceled in connection with the Company's emergence from bankruptcy under the Plan. The Predecessor recognized a $22.5 million gain on the termination of its obligations related to the facility and recorded the gain as a reduction of the loss on the sale of interest in subsidiaries as the facility was the primary obligation of MSC. At December 31, 2009, the Company had no obligations related to the facility.

        Cash that is restricted by contractual agreement, is segregated and reported separately in the financial statements. At December 31, 2008 the Predecessor reported as current restricted cash $20.6 million that was restricted to provide operating capital for the San Cristóbal mine and the payment of principal and interest under the facility.

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

12. Debt — (Continued)

Sumitomo Note Assignment

        The Sumitomo note assignment was all related to activities of the Predecessor. During 2006 and 2007 ASML loaned funds to San Cristóbal Transportadad de Eletricidad S.A. ("SC TESA"), the contractor that constructed the power line for the San Cristóbal mine, and received a promissory note from SC TESA in the amount of $21.2 million. In connection with the September 2006 sale of 35% of the San Cristóbal mine to Sumitomo, ASML sold 35% of this note to Sumitomo. At December 31, 2008 ASML had recorded a note payable to Sumitomo in the amount of $9.1 million, which included accrued interest, as a result of the assignment of the 35% interest in the SC TESA promissory note. In connection with the sale of the San Cristóbal mine to Sumitomo, the remaining amount of the SC TESA note receivable was sold to Sumitomo and the note payable to Sumitomo was terminated (see Note 3). At December 31, 2009, the Company had no obligations related to the note assignment.

Capital Leases

        The capital leases were all related to activities of the Predecessor. Certain mining equipment used by the contractor that provides mining services for the San Cristóbal mine had been recorded as capital leases because the equipment is used exclusively at the San Cristóbal mine. At December 31, 2008 ASML had recorded on its balance sheet $51.1 million of equipment, net of accumulated depreciation, and a capital lease obligation of $47.9 million related to the leased equipment. Following the sale of the San Cristóbal mine to Sumitomo, the Company retained no interest in the mining contract or equipment (see Note 3). At December 31, 2009 the Company had no capital lease obligations.

Port Lease Liability

        The port lease liability was all related to activities of the Predecessor. Certain assets were constructed at the Port of Mejillones for the exclusive use of the San Cristóbal mine, including concentrate reception, unloading and storage facilities. ASML determined that a leasing arrangement exists with respect to those assets. As of December 31, 2008 ASML had recorded on its balance sheet $11.5 million of plant and equipment, net of accumulated depreciation, and a financing obligation of $11.7 million related to the port facility. Following the sale of the San Cristóbal mine to Sumitomo, (see Note 3) the Company has no interest in the contracts or other rights or obligations related to the port.

Sumitomo working capital line of credit

        During 2008, Sumitomo provided $150.0 million in funding to the San Cristóbal mine under a working capital credit line to augment cash flow from concentrate sales in order to fund San Cristóbal's operating costs, income and other taxes, capital costs and financing costs. All obligations of the Company with respect to the Sumitomo working capital line of credit were terminated with the sale of the San Cristóbal mine to Sumitomo, (see Note 3). At December 31, 2009 the Company had no obligations related to the working capital line of credit.

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

13. Asset Retirement Obligations ("ARO")

        The Predecessor had developed an asset retirement plan for the San Cristóbal mine which included estimated reclamation, remediation and closure requirements based on Bolivian government requirements, World Bank financing requirements and the Company's policies.

        The following table summarizes activity in the Predecessor's ARO:

	The 83 Day Period Ended March 24, 2009	Year Ended December 31, 2008
	(Predecessor)
	(in thousands)
Beginning balance	$9,155	$6,981
ARO arising in the period	288	1,380
Changes in estimates, and other	—	—
Liabilities settled	—	—
Accretion expense	232	794
Obligation assumed in sale of MSC	(9,675)	—

Ending balance	$—	$9,155

        All ARO of the Company were terminated in connection with the sale of the San Cristóbal mine (see Note 3). At December 31, 2009 the Company had no ARO related to the San Cristóbal mine or any of its exploration properties.

14. Other Long Term Liabilities

        At December 31, 2009 other long term liabilities of $0.6 million consisted of $0.2 million of deferred tax liabilities and $0.4 million of deferred leasehold liability related to the corporate headquarters office space. The deferred leasehold liability represents the recording of rent expense on a straight-line basis while actual rent payments are escalating over the course of the lease and where certain leasehold improvement costs, reimbursable by the landlord, are being amortized, on a straight-line basis, against rent expense over the life of the lease which expires in November 2014. The deferred tax liability was recognized for fresh start purposes for assets whose fresh start value exceeded the tax basis (see Note 17).

15. Fair Value Measurements

        Effective January 1, 2008 the Predecessor adopted ASC 820 for the financial assets and liabilities and nonfinancial assets and liabilities which are measured at fair value on a recurring (annual) basis. ASC 820 establishes a framework for measuring fair value in the form of a fair value hierarchy which prioritizes the inputs into valuation techniques used to measure fair value into three broad levels. This hierarchy gives the highest priority to quoted prices (unadjusted) in active markets and the lowest priority to unobservable inputs. Further, financial assets and liabilities should be classified by level in their entirety based upon the lowest level of input that was significant to the fair value measurement. The three levels of the fair value hierarchy per ASC 820 are as follows:

        Level 1:    Unadjusted quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

15. Fair Value Measurements — (Continued)

        Level 2:    Quoted prices in inactive markets for identical assets or liabilities, quoted prices for similar assets or liabilities in active markets, or other observable inputs either directly related to the asset or liability or derived principally from corroborated observable market data.

        Level 3:    Unobservable inputs due to the fact that there is little or no market activity. This entails using assumptions in models which estimate what market participants would use in pricing the asset or liability.

        The following table summarizes the Company's and the Predecessor's financial assets and liabilities at fair value at December 31, 2009 and 2008, respectively, by respective level of the fair value hierarchy:

December 31, 2009	Level 1	Level 2	Level 3	Total
(Successor)	(amounts in thousands)
Assets:
Cash equivalents	$8,570	$—	$—	$8,570
Short-term available for sale securities	444	—	—	444

	$9,014	$—	$—	$9,014

December 31, 2008	Level 1	Level 2	Level 3	Total
(Predecessor)	(amounts in thousands)
Assets:
Cash equivalents	$2,503	$—	$—	$2,503
Short-term available for sale securities	16,351	—	—	16,351
Trade receivables	7,315	—	—	7,315
Auction rate securities	—	—	5,101	5,101

	$26,169	$—	$5,101	$31,270

Liabilities:
Amounts due smelters	$7,974	$—	$—	$7,974

	$7,974	$—	$—	$7,974

        The Company's cash equivalents, comprised principally of time deposits, are classified within Level 1 of the fair value hierarchy.

        The Company's short-term available for sale securities are classified within Level 1 of the fair value hierarchy. These securities are comprised of common stock, which have been valued using quoted prices in active markets.

        The Company's ARS which were sold during 2009 were classified within Level 3 of the fair value hierarchy. These securities were valued by the Company, with the assistance of a third party valuation firm. They were valued based upon the estimated present value of expected cash flows using a Monte Carlo simulation model taking into account significant assumptions regarding coupon payments, recovery, and redemption values. The Company used these significant Level 3 inputs as there was no current market activity for these, or similar, securities nor relevant corroborating market data with readily observable inputs to support a Level 1 or 2 valuation.

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

15. Fair Value Measurements — (Continued)

        The following table summarizes the change in fair value of the Company's Level 3 financial assets (ARS):

	For The Period March 25, 2009 Through December 31, 2009	For The Period January 1, 2009 Through March 24, 2009	The Year Ended December 31, 2008
	(Successor)	(Predecessor)
Beginning balance	$5,249	$5,101	$21,510
Realized losses	(2,199)	(828)	(16,799)
Unrealized gains	—	976	536
Proceeds from sale	(3,050)	—	(146)

Ending balance	$—	$5,249	$5,101

16. Income Taxes

        The Company accounts for income taxes in accordance with the provisions of ASC 740, "Income Taxes" ("ASC 740"), on a tax jurisdictional basis.

        The provision for income taxes consists of the following:

			For the Years Ended December 31,
	For the Period March 25, 2009 Through December 31, 2009	For the Period January 1, 2009 Through March 24, 2009
			2008	2007
	(Successor)	(Predecessor)
	(in thousands)
CURRENT TAXES:
United States	$6	$(4)	$(47)	$82
Other Countries	1,308	169	665	797

	$1,314	$165	$618	$879

DEFERRED TAXES:
United States	$(299)	$—	$—	$—
Other Countries	(47)	—	—	—

	$(346)	$—	$—	$—

Total Income Tax Provision (Benefit)	$968	$165	$618	$879

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

16. Income Taxes — (Continued)

        Income (loss) from continuing operations before income taxes by country consists of the following:

			For the Years Ended December 31,
	For the Period March 25, 2009 Through December 31, 2009	For the Period January 1, 2009 Through March 24, 2009
			2008	2007
	(Successor)	(Predecessor)
	(in thousands)
United States	$(10,846)	$(14,368)	$(1,407)	$1,830
Other Countries	(8,462)	258,154	(67,709)	(52,160)

	$(19,308)	$243,786	$(69,116)	$(50,330)

        For the period March 25 through December 31, 2009, the Company incurred operating losses, and recognized tax expense of $1.0 million consisting of $1.3 million withholding tax on management services provided to Bolivia, less $0.3 million deferred tax benefits. The Predecessor recognized income tax of $0.2 million for the period January through March 24, 2009, also due to Bolivia withholding tax on management services, and income tax of $1.9 million is included in discontinued operations for the same period in the accompanying consolidated statement of operations and comprehensive income (loss). The Predecessor recognized income tax of $0.6 million and $0.9 million for the years ended December 31, 2008 and 2007, respectively, also due primarily to Bolivia withholding tax on management services, and income tax of $7.7 million and $2.0 million is included in discontinued operations.

        A reconciliation of the provision for income taxes computed at the statutory rate to the provision for income taxes as shown in the consolidated statements of operations and comprehensive income, loss for the periods March 25, 2009 through December 31, 2009, the period January 1, 2009 through March 24, 2009, and for the years ended December 31, 2008, and 2007 is summarized below.

			For the Years Ended December 31,
	For the Period March 25, 2009 Through December 31, 2009	For the Period January 1, 2009 Through March 24, 2009
			2008	2007
	(Successor)	(Predecessor)
	(in thousands)
Tax expense (benefit) at Bolivia rate of 37.5% for 2007, 2008 and 2009 through March 24, 2009; U.S. rate of 34% for March 25 through December 31, 2009	$(6,565)	$91,420	$(26,333)	$(18,874)
Withholding taxes on intercompany fees and interest	1,305	169	675	824
Other adjustments:
Rate differential of other jurisdictions	1	(27,801)	4,112	2,602
Effects of foreign earnings	(5,842)	—	—	—
Effects of bankruptcy proceeding	—	(54,086)	—	—
Change in valuation allowance	6,451	(10,177)	21,492	20,309
Foreign statutory rate change	—	—	—	(3,676)
Limitation of loss carryforwards in the U.S.	5,546	—	—	—
Other	72	640	672	(306)

Income tax provision	$968	$165	$618	$879

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

16. Income Taxes — (Continued)

        The components of the deferred tax assets and deferred tax liabilities are as follows:

	For the years ended December 31,
	2009	2008
	(Successor)	(Predecessor)
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$58,575	$111,703
Stock-based compensation	568	3,253
Property, plant and equipment	6,365	5,892
Accrued liabilities	—	18,300
Other	1,380	4,558

	66,888	143,706
Less: Valuation allowance	(65,791)	(113,928)

Total deferred tax assets	1,097	29,778

Deferred tax liabilities:
Property, plant and equipment	(1,234)	(22,212)
Accrued liabilities	—	(5,953)
Other	(91)	(1,613)

Total deferred tax liabilities	(1,325)	(29,778)

Net deferred tax asset (liability)	$(228)	$—

        At December 31, 2009, the Company had net operating loss carryforwards in certain non-U.S. jurisdictions. Of these, $200.8 million in Bolivia, Luxembourg, Australia, Sweden and Chile have no expiration, while $30.4 million in other countries will expire in future years through 2024. In the U.S., there are $3.4 million of net operating loss carryforwards which will expire in 2029.

        The valuation allowance for the deferred tax assets of the Company of $65.8 million at December 31, 2009, and $113.9 million at December 31, 2008 for the Predecessor, relates principally to the uncertainty of the utilization of certain deferred tax assets, primarily net operating loss carryforwards in various tax jurisdictions. The Company continually assesses both positive and negative evidence to determine whether it is more likely than not that the deferred tax assets can be realized prior to their expiration.

        As part of the Plan, the Company received the remaining assets of the Predecessor, including investments in subsidiaries, some of which are in entities which are disregarded for U.S. tax purposes. The US tax basis of the assets received from the Predecessor is limited to the fair value placed on them for fresh start purposes. A deferred tax liability of $0.5 million was recognized for fresh start purposes for assets whose fresh start value exceeded the tax basis. Deferred tax liabilities were reduced to $0.2 million as of December 31, 2009, as a result of the recognition of $0.3 million of deferred tax benefits incurred during the year.

        The Company, a Delaware corporation, and its subsidiaries file tax returns in the United States and in various foreign jurisdictions. The tax rules and regulations in these countries are highly complex and subject to interpretation. The Company's tax returns are subject to examination by the relevant taxing

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

16. Income Taxes — (Continued)

authorities and in connection with such examinations, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules within the country involved. In accordance with ASC 740, the Company identifies and evaluates uncertain tax positions, and recognizes the impact of uncertain tax positions for which there is a less than more-likely-than-not probability of the position being upheld when reviewed by the relevant taxing authority. Such positions are deemed to be unrecognized tax benefits which require additional disclosure and potential recognition of a liability within the financial statements. If recognized, none of the unrecognized tax benefits would affect the effective tax rate. During 2009, as a result of the reorganization pursuant to the Plan, the Company reduced unrecognized tax benefits of the Predecessor by $0.9 million. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	For the Period March 25, 2009 Through December 31, 2009	For the Period January 1, 2009 Through March 24, 2009	The Year Ended December 31, 2008	The Year Ended December 31, 2007
	(Successor)	(Predecessor)
	(in thousands)
Gross unrecognized tax benefits at beginning of period	$1,425	$2,341	$1,792	$1,792
Additions for tax positions of prior years	—	—	520	—
Additions for tax positions of current year	—	—	29	—
Reductions due to positions related to Predecessor	—	(916)	—	—

Gross unrecognized tax benefits at end of period	$1,425	$1,425	$2,341	$1,792

        Tax years as early as 2004 remain open and are subject to examination in the Company's and the Predecessor's principal tax jurisdictions. Management has estimated that unrecognized tax benefits will not significantly increase or decrease within the next twelve months. There is no significant interest or penalty estimated on the underpayment of income taxes as a result of these unrecognized tax benefits. The Company and the Predecessor classify tax related interest and penalties as income tax expense.

17. Equity (Deficit)

        Equity Incentive Plans — The Predecessor had established stock plans to issue share options and other share awards to officers, directors, employees, consultants and agents of the Predecessor and its subsidiaries (the "Stock Plans").

        The Predecessor recognized stock-based compensation costs using a graded vesting attribution method whereby costs are recognized over the requisite service period for each separately vesting portion of the award.

        As discussed in Note 3, the Predecessor's equity holders received no recovery under the Plan following emergence from Chapter 11. As such, the following shares underlying awards granted under the Stock Plans were cancelled and the holders of grants under the Stock Plans have no further rights or recovery:

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

17. Equity (Deficit) — (Continued)

approximately 2.5 million stock option grants to employees and directors, with an average exercise price of $14.83; 211,975 restricted share grants to employees, with a weighted average grant date fair value of $15.22 per share; and 55,549 restricted stock units granted to directors, with a weighted average grant date fair value of $11.70 per unit. Per the guidance of ASC 718 "Compensation — Stock Compensation" ("ASC 718") ASML recognized $2.4 million of compensation expense related to the cancelled stock options, restricted share grants and restricted stock unit grants. The compensation expense recognized was the unrecognized grant date fair value of the options and grants remaining at the date of cancellation. In addition, 350,000 warrants, held by third parties, to purchase Ordinary Shares at a price of $20.79 per Ordinary Share were cancelled.

        On April 3, 2009, the Company adopted the 2009 Equity Incentive Plan (the "Equity Plan") and the Company's board of directors granted 270,000 shares of restricted common stock to the Company's executive officers and employees pursuant to the Equity Plan. One-half of the shares awarded will vest on the first anniversary of the grant date and one-half will vest on the second anniversary of the grant date, provided that the officer or employee is employed by or continues to serve the Company on the applicable vesting date. The Company recognizes stock-based compensation costs using a graded vesting attribution method whereby costs are recognized over the requisite service period for each separately vesting portion of the award.

        The following table summarizes the status of the Company's restricted stock grants issued under the Equity Plan at December 31, 2009 and changes during the period April 3, 2009 through December 31, 2009:

Restricted Stock Grants	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Outstanding at beginning of the period	—	$—
Granted during the period	280,000	10.78
Restrictions lifted during the period	(12,500)	10.92
Forfeited during the period	(37,500)	10.92

Outstanding at end of the period	230,000	10.75

        A former officer of the Company terminated employment on December 31, 2009 and the Board of Directors lifted the restriction on one half of his original restricted stock grant. The Company recognized a $33,500 charge related to the accelerated lifting of the restriction and the remaining half of the grant was forfeited.

        As the Company's shares had not yet traded at the time of the initial restricted stock grants of April 3, 2009, the grant date fair value was calculated by dividing the total shares of common stock available under the Joint Plan of Reorganization by the net fair value of the reorganized company following the principles of ASC 852 and ASC 805 (see Note 3). Additional grants were valued at the closing price of the Company's stock on the date of grant as reported in over the counter markets. For the period April 3, 2009 through December, 2009 the Company recognized $1.5 million of compensation expense related to the restricted stock grants and the Company expects to recognize additional compensation expense of approximately $1.1 million over the next 15 months.

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

17. Equity (Deficit) — (Continued)

        Also, pursuant to the Equity Plan, the Company's board of directors adopted the Non-Employee Director's Deferred Compensation and Equity Award Plan (the "Deferred Compensation Plan"). Pursuant to the Deferred Compensation Plan the non-employee directors have received a portion of their compensation in the form of Restricted Stock Units ("RSUs") issued under the Equity Plan. The non-employee directors were granted 25,000 RSUs, with a grant date of May 20, 2009. The RSUs will vest on April 2, 2010 so long as the holder is still serving as a director. Each Restricted Stock Unit entitles the director to receive one unrestricted share of common stock for each vested Restricted Stock Unit upon the termination of the director's board service.

        The following table summarizes the status of the RSU grants issued under the Deferred Compensation Plan at December 31, 2009 and changes during the period May 20, 2009 through December, 2009:

Restricted Stock Units	Number of Underlying Shares	Weighted Average Grant Date Fair Value Per Share
Outstanding at beginning of the period	—	$—
Granted during the period	25,000	10.92
Restrictions lifted during the period	—	—
Forfeited during the period	—	—

Outstanding at end of the period	25,000	10.92

        For the period May 20, 2009 through December 31, 2009 the Company recognized $0.2 million of compensation expense related to the RSUs and the Company expects to recognize additional compensation expense of approximately $.1 million over the next 3 months.

        The Predecessor recognized stock based compensation expense of $2.7 million, $2.9 million and $2.6 million for the 83 day period ended March 24, 2009, and for the years ended December 31, 2008 and 2007, respectively.

18. Noncontrolling Interest

        On January 1, 2009 the Company adopted the provisions of ASC 810 related to noncontrolling interest, previously called a minority interest. A noncontrolling interest is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. The Company applied the provisions of ASC 810 prospectively, except for the provisions related to the presentation of noncontrolling interests, which were applied retrospectively for all periods presented. Upon adoption of ASC 810, noncontrolling interests of approximately $150.8 million as of December 31, 2008 were recast to a component of total equity in the consolidated balance sheet.

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

18. Noncontrolling Interest — (Continued)

        The following schedule sets forth the amounts of income from continuing operations and discontinued operations attributable to the Company:

	For The Period March 25, 2009 Through December 31, 2009	For The Period January 1, 2009 Through March 24, 2009	The Year Ended December 31, 2008	The Year Ended December 31, 2007
	(Successor)	(Predecessor)
	(in thousands, except share data)
Amounts attributable to Golden Minerals common stockholders and Predecessor's ordinary shareholders:
Income (loss) from continuing operations	$(20,276)	$243,621	$(69,734)	$(51,209)
Gain (loss) from discontinued operations	—	(12,022)	(48,503)	62,765

Net income (loss)	$(20,276)	$231,599	$(118,237)	$11,556

Hochschild Mining

        At December 31, 2009 certain concessions at the Company's El Quevar project were held in a joint venture of which the Company held a 65% interest and Hochschild Mining Group ("Hochschild") held the remaining 35%. On August 3, 2009, Hochschild's transferred certain of its mineral properties to the El Quevar project joint venture and the Company recorded the fair value of these properties as an $0.8 million increase to mineral properties and a noncontrolling interest of $0.8 million included as a component of equity to reflect Hochschild's 35% interest. At December 31, 2009 the El Quevar project joint venture was carried in mineral properties at its full carrying value and Hochschild's 35% interest is reflected in noncontrolling interest in subsidiaries on the accompanying consolidated balance sheets. During January 2010 the Company purchased Hochschild's 35% interest in the joint venture (see Note 27).

Sumitomo Corporation

        The Predecessor consolidated 100% of the accounts of the San Cristóbal mine and recorded Sumitomo's 35% noncontrolling interest in the gains or losses of the San Cristóbal mine and its subsidiaries for the period reported. In addition, the Predecessor recorded certain advances and loan proceeds from Sumitomo and interest due Sumitomo to noncontrolling interest. Net income attributable to the Predecessor for the period January 1, 2009 through March 24, 2009 includes $7.9 million of noncontrolling interest expense related to Sumitomo's interest in the San Cristóbal mine earnings during that period (see Note 4). At December 31, 2009, subsequent to the sale of the San Cristóbal mine, the Company has no noncontrolling interest related to Sumitomo recorded on its books.

SC TESA

        During 2005 the Predecessor entered into a long-term contract with SC TESA to construct a power line and transport power to the San Cristóbal mine from the Bolivian power grid. In accordance with the guidance of ASC 810 related to variable interest entities the Predecessor fully consolidated the accounts of

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

18. Noncontrolling Interest — (Continued)

SC TESA for financial reporting purposes. Because SC TESA was consolidated for financial reporting purposes, the intercompany profit earned by SC TESA was eliminated and the Company recognized a noncontrolling interest offset to SC TESA's earnings or loss.

        Loss from discontinued operations for the period January 1, 2009 through March 24, 2009, includes $0.3 million of noncontrolling interest expense related to SC TESA's intercompany profit (see Note 4).

        At December 31, 2009, subsequent to the sale of the San Cristóbal mine, the Company has no noncontrolling interest related to SC TESA recorded on its books.

19. Revenue and Cost of Services

        On the Effective Date, the Company entered into the Management Agreement under which it provides certain management services with respect to the San Cristóbal mine. The Management Agreement, as amended, provides for an annual fee of $11.4 million which includes approximately $5.4 million that constitutes reimbursement for direct administrative expenses the Company incurs on behalf of the San Cristóbal mine. Under the terms of the Management Agreement, the Company receives the fee and any reimbursements net of Bolivian withholding taxes. The fee and reimbursements for administrative costs and Bolivian withholding taxes are reported as "Revenue from Services" in the statement of operations following the guidance of ASC 605 (see Note 5k). Also, pursuant to the Management Agreement, the Company earned a pro-rata annual incentive fee for 2009 of $1.125 million, which will not be paid until 2010 but which was included in revenue at December 31, 2009. The actual costs incurred for the reimbursed direct administrative expenses are reported as costs of services in the Company's statement of operations. Reimbursed Bolivian withholding taxes are reported as income taxes in the statement of operations. Prior to entering into the Management Agreement, the Predecessor received a management fee of $0.45 million per month from San Cristóbal to cover certain costs incurred directly by the Predecessor.

        For the period March 25, 2009 through December 31, 2009 the Company recorded $10.6 million as revenue related to the Management Agreement, comprised of $8.2 million of fees, the $1.1 million annual incentive fee and $1.3 million for reimbursed withholding taxes. The Company also recorded corresponding charges of $3.2 million to cost of services and $1.3 million to income taxes for the actual administrative costs and withholding taxes reimbursable under the Management Agreement. In addition, during the period March 25, 2009 through December 31, 2009 the Company recorded $0.5 million of revenue and $0.5 million of cost of services related to services provided to other third parties.

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

20. Cash Flow Information

        The following table reconciles net income (loss) for the period to cash from operations:

			For the years ended December 31,
	For the Period March 25, 2009 Through December 31, 2009	For the Period January 1, 2009 Through March 24, 2009
			2008	2007
	(Successor)	(Predecessor)
	(in thousands)
Cash flows from operating activities:
Net income (loss)	$(20,276)	$239,468	$(118,237)	$11,556
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization and depreciation	626	10,977	37,942	14,179
Amortization of deferred financing costs	—	—	4,266	1,999
Write off of deferred financing costs	—	—	11,724	—
Loss on auction rate securities	2,199	828	16,263	34,537
(Gain) loss on sale of investments	(467)	—	767	—
Accretion of asset retirement obligation	—	232	794	600
Amortization of premiums and discounts	—	37	(225)	(246)
(Gain) loss on derivative positions	—	36	(467,871)	(19,290)
Impairment of long lived assets	1,687	—	625,649	—
Impairment of inventories	—	—	52,547	—
Fair value of stock received for option payment	(168)	—	—	—
Gain on sale of assets	(261)	—	—	—
Gain on extingushment of debt	—	(248,165)	—	—
Gain on sale of interest in subsidiary	—	8,409	(64,471)	—
Minority interest in loss of consolidated subsidiary	—	—	(118,122)	(87,399)
Fresh start accounting adjustment	—	(9,122)	—	—
Stock compensation	1,666	2,920	3,699	2,765
Changes in operating assets and liabilities:
Increase in trade accounts receivable	(1,275)	(11,893)	(4,204)	(3,111)
Decrease in accrued interest receivable	152	84	169	120
(Increase) decrease in prepaid expenses and other assets net of amounts capitalized	(1,031)	6,063	(3,596)	(2,136)
Port fees applied to Port of Mejillones note receivable	—	709	2,799	1,818
Increase in inventories	—	(12,000)	(70,841)	(91,462)
Increase in value added tax recoverable (net)	—	(11,696)	(61,819)	(41,169)
Increase in accrued interest payable net of amounts capitalized	—	11,496	18,311	6,212
Increase (decrease) in deferred revenue	—	(3,227)	3,227	—
Increase (decrease) in accounts payable and accrued liabilities net of amounts capitalized	(6,149)	2,462	(7,354)	4,998
Increase in deferred leasehold payments	485	—	—	—
Increase in income taxes payable, net	(346)	(2,262)	(1,898)	—
Other increase (decrease)	(89)	795	927	—

Net cash used in operating activities	$(23,247)	$(13,849)	$(139,554)	$(166,029)

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

20. Cash Flow Information — (Continued)

        The following table details supplemental non-cash transactions:

			For the years ended December 31,
	For the Period March 25, 2009 Through December 31, 2009	For the Period January 1, 2009 Through March 24, 2009
			2008	2007
	(Succssessor)	(Predecessor)
	(in thousand except per share)
Capitalized stock based compensation costs	$—	$—	$—	$428
Depreciation expense capitalized	$—	$—	$—	$3,214
Debt and equity offering costs incurred	$—	$—	$—	$—
Initial measurement of asset retirement obligation	$—	$288	$1,380	$620
Equipment acquired through capital lease	$—	$—	$3,318	$46,924
Capitalized port facility lease	$—	$—	$—	$12,283

21. Commitments and Contingencies

        Leases — The Company has non-cancelable operating lease commitments as follows:

	2010	2011	2012	2013	2014
El Quevar mining concessions	$29,000	$29,000	$29,000	$29,000	$29,000
Corporate headquarters office space	$338,000	$388,000	$397,000	$405,000	$378,000
Purchase option agreements	$700,000	$1,400,000	$750,000	$—	$—

        The Company is required to make mining patent lease payments to the Argentinean government to maintain its rights to the El Quevar mining concessions. The Company has made such payments totaling approximately $29,000 for the year ended December 31, 2009.

        The lease for the corporate headquarters office space expires in November 2014. Payments associated with this lease were recorded to rent expense by the Company in the amounts of $28,000 for the year ended December 31, 2009.

        The purchase option agreements are payments we are required to make to certain of the current El Quevar concession owners in order to retain title to the properties. Amounts shown only include the concessions held by Minera El Quevar, which include the Yaxtché zone, the main mineralized area of interest. Payments associated with other concessions at the El Quevar project are not included because the Company has not completed exploration work in these areas. Exploration success is historically low and the Company has the right to terminate the payments and release these concessions at any time.

        Other Contingencies — As previously disclosed, the Predecessor concluded, based on the results of an internal investigation conducted under the direction of its Audit Committee in late 2005 and early 2006, that certain former senior employees of one of its South American subsidiaries were involved in making impermissible payments of approximately $125,000 to government officials in 2003 and 2004. The Predecessor contacted the Department of Justice ("DOJ") and SEC during 2006 and reported the results of the internal investigation and was informed that the SEC and DOJ would commence investigations with respect to these matters, including possible violations of the Foreign Corrupt Practices Act. Subsequently,

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

21. Commitments and Contingencies — (Continued)

the Predecessor and then the Company entered into discussions with the SEC staff concerning a settlement of the conduct subject to the SEC's investigation. As a result, the Company reached an agreement in principle with the SEC staff which, if approved by the Commission, would resolve this matter with the SEC. Under the terms of the proposed settlement, the Company, on neither an admit nor deny basis, would agree to the entry of an administrative cease and desist order prohibiting the Company from future violations of Sections 13(b)(2)(A), 13(b)(2)(B) and 30A of the Exchange Act. Moreover, under the terms of the proposed settlement, the SEC staff would not recommend that the Commission require the payment of disgorgement, civil money penalties, prejudgment interest or the appointment of a corporate monitor. The proposed settlement is subject to Commission approval, negotiation of the terms of the settlement papers and approval by the Company's Board of Directors. The Company cannot guarantee that the Commission will ultimately accept the terms of the proposed settlement.

        In August 2009, the DOJ informed the Company that it has closed its investigation based on, among other things, the Company's pending settlement with the Commission.

22. Royalty Income

        During 2004 the Predecessor sold the mineral rights on a portion of the Company's Platosa property in Mexico to Excellon Resources Inc. ("Excellon") and retained a 5% net smelter return ("NSR") royalty interest that decreases to a 2% NSR after the Company has received $4.0 million of royalty payments. During 2006 Excellon began mining on the royalty section of the property and produced and sold silver, zinc and lead. The Predecessor and the Company earned NSR royalties from Excellon of $0.4 million, $0.4 million and $1.3 million during the years ended December 31, 2009, 2008 and 2007, respectively.

        During the fourth quarter 2009 the Company sold its remaining interest in the Platosa property to Excellon for $2.0 million in cash and a retained 1% net smelter return royalty (see Note 10).

23. Foreign Currency

        The Company and the predecessor conducts operations primarily in South America and Mexico and gains and losses on foreign currency translation are related to those activities. The Company's and the Predecessor's functional currency is the U.S. dollar but certain transactions are conducted in the local currencies resulting in foreign currency transaction gains or losses.

24. Fair Value of Financial Instruments

        At December 31, 2009 the Company's financial instruments consist of cash and cash equivalents, investments, receivables, accounts payable and other current liabilities. The carrying amounts of these financial instruments approximate fair value due to their short maturities.

        At December 31, 2008 the Predecessors financial instruments consisted of cash and cash equivalents, investments, receivables, VAT recoverable, accounts payable, other current liabilities, derivative positions and long-term debt. Except for the VAT, long-term investments and long-term debt, the carrying amounts of these financial instruments approximate fair value due to their short maturities.

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

24. Fair Value of Financial Instruments — (Continued)

        The estimated fair values of the Predecessor's long-term financial instruments as mea- sured on December 31, 2008 were as follows:

	December 31, 2008
	Carrying Amount	Fair Value
	(Predecessor) (in thousands)
Value added tax recoverable	$157,146	$153,924
Long-term investments	$5,487	$5,487
2.875% Convertible Senior Notes due 2024	$180,000	$11,250
4.00% Convertible Senior Notes due 2024	$109,987	$3,575
Project finance facility	$225,000	$202,500
Capital lease obligations	$47,856	$47,856
Port lease liability	$11,658	$11,658

        The fair value of the VAT recoverable is estimated based on the expected timing of future cash flows and the two-year treasury interest rate of 0.76%. The fair value of long-term investments is based upon quoted market prices except for auction rate securities as discussed in Note 6. The fair value of the Convertible Senior Notes is based on quoted market values. The fair value of the project finance facility is based on a market rate of interest and adjusted for the Company's non-performance risk. The fair value of capital lease obligations and the port lease liability have market rates of interest and the fair value is equal to the carrying value.

        Upon emergence from Chapter 11 reorganization and the Sale of the San Cristóbal mine, the Company has no rights or obligations associated with any of the financial instruments set forth in the table above, except for long-term investments (see Note 3).

25. Segment Information

        The Company's primary activity is the exploration and development of mineral properties. Substantially all of the Company's long-lived assets are related to the Company's exploration properties in South America and Mexico. The Company's other principle assets consist primarily of cash and investments. The Company's chief operating decision maker reviews the Company's consolidated financial information for purposes of allocating resources based on a single segment.

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

26. Quarterly Results of Operations (Unaudited)

        The following table summarizes the Company's and the Predecessor's quarterly results of operations for the years ended December 31, 2009 and 2008:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
(Successor) The Period March 25, through December 31, 2009	(in thousands except per share)
Loss from continuing operations	$(683)	$(6,491)	$(6,140)	$(6,962)
Loss attributable to the Company's shareholders	$(683)	$(6,491)	$(6,140)	$(6,962)
Net income (loss) per Ordinary Share — basic and diluted:
Income (loss) from continuing operations attributable to the Company's shareholders	$(0.23)	$(2.17)	$(2.06)	$(2.33)
Income (loss) attributable to the Company's shareholders	$(0.23)	$(2.17)	$(2.06)	$(2.33)
(Predecessor) The Period January 1, through March 24, 2009
Income from continuing operations	$243,621
Loss from discontinued operations	$(4,153)
(Income) attributable to noncontrolling interest	$(7,869)
Income attributable to the Predecessor's shareholders	$231,599
Net income (loss) per Ordinary Share — basic and diluted:
Income from continuing operations attributable to the Predecessor's shareholders	$4.13
Loss from discontinued operations attributable to the Predecessor's shareholders	$(0.20)
Income attributable to the Predecessor's shareholders	$3.93
The Year Ended December 31, 2008
Loss from continuing operations	$(12,077)	$(15,792)	$(18,838)	$(23,027)
Income (loss) from discontinued operations	$10,103	$256,157	$(481,112)	$48,227
(Income) loss attributable to noncontrolling interest	$27,694	$(62,824)	$168,172	$(14,920)
Income (loss) attributable to the Predecessor's shareholders	$25,720	$177,541	$(331,778)	$10,280
Net income (loss) per Ordinary Share — basic and diluted:
Income (loss) from continuing operations attributable to the Predecessor's shareholders	$(0.20)	$(0.27)	$(0.32)	$(0.39)
Income (loss) from discontinued operations attributable to the Predecessor's shareholders	$0.64	$3.28	$(5.31)	$0.56
Income (loss) attributable to the Predecessor's shareholders	$0.44	$3.01	$(5.63)	$0.17

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

26. Quarterly Results of Operations (Unaudited) — (Continued)

        Income from continuing operations for the period January 1 through March 25, 2009 includes a $248.2 million gain on the extinguishment of debt related to the Predecessor's emergence from Chapter 11 reorganization.

        For the year ended December 31, 2008, the quarterly results have been reclassified to reflect discontinued operations and the retroactive application of ASC 810 to reflect amounts attributable to noncontrolling interest.

        Net income (loss) from discontinued operations for the first quarter 2008 includes a $27.8 million loss and the second quarter through fourth quarter of 2008 include, $223.5 million, $163.3 million and $109.0 million of gains on metals derivatives, respectively, primarily related to marking to market the Company's open derivative positions required by the project finance facility. Net income (loss) from discontinued operations for the third and fourth quarters also included impairment charges of $615.0 million and $10.6 million, respectively. In addition, net income (loss) from discontinued operations for the third and fourth quarters included inventory write downs of $34.4 million and $18.1 million, respectively.

27. Subsequent Events

        Subsequent events were evaluated by the Company as of February 22, 2010, the date at which the Consolidated Financial Statements were issued.

Purchase of 35% interest in El Quevar joint venture

        During January 2010, the Company acquired Hochschild's 35% interest in Minera El Quevar S.A. in exchange for 400,000 shares of its common stock and warrants to acquire 300,000 shares of common stock exercisable for three years at an exercise price of $15.00 per share. With the completion of this transaction, the Company now owns 100% of Minera El Quevar S.A.

Private placement of the Company's common stock

        During January 2010, the Company completed a private placement of 844,694 shares of its common stock to two investment funds managed by The Sentient Group ("Sentient"), which includes 745,318 shares issued in the initial private placement plus an additional 99,376 shares issued upon exercise of Sentient's contractual pre-emptive right in order to maintain its 19.9% equity interest in the Company following completion of the Hochschild transaction. All shares issued to Sentient were sold at a purchase price of Cdn$7.06 per share, resulting in gross proceeds to the Company of $5.75 million.

Nonbinding agreement in principle to sell Paca Pulacayo property in Bolivia

        In late January 2010 the Company entered into a non-binding term sheet with ApogeeMinerals Ltd. ("Apogee") for the sale of the Company's Paca Pulacyo property in Bolivia for 5 million common shares of Apogee at closing and an additional 3 million common shares of Apogee and $0.5 million of cash to be paid 18 months following closing. The property is currently subject to a joint venture arrangement pursuant to which Apogee has the right to earn up to a 60% interest in the property. Completion of the transaction is subject to negotiation and execution of definitive agreements, approval of the Company's board of directors, consents and approvals of third parties including governmental entities and the Toronto Stock Exchange, and other customary closing conditions. At December 31, 2009 the fair value of the Paca Pulacyo property was carried as assets held for sale on the accompanying consolidated balance sheets (see Note 10).

$34,000,000

GOLDEN MINERALS COMPANY

4,000,000 Shares
Common Stock

P R O S P E C T U S

March 18, 2010

Dahlman Rose & Company	Canaccord Financial Ltd.

Rodman & Renshaw, LLC